UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C/A

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

☐ **Form C: Offering Statement**
☐ **Form C-U: Progress Update**
☒ **Form C/A: Amendment to Offering Statement**
☒ **Check box if Amendment is material and investors must reconfirm within five business days.** We are amending this filing to change the terms of the perks offered to investors
☐ **Form C-AR: Annual Report**
☐ **Form C-AR/A: Amendment to Annual Report**
☐ **Form C-TR: Termination of Reporting**

Name of issuer: United States Tungsten, LLC

Legal status of issuer:

Form: Limited liability company

Jurisdiction of Incorporation/Organization: Delaware

Date of organization: May 8, 2025

Physical address of issuer: 4775 Collins Ave, Suite 4401, Miami Beach FL 33140

Website of issuer: www.unitedstatestungsten.com

Is there a Co-Issuer: Yes

Name of co-issuer: United States Tungsten CF SPV LLC

Legal status of co-issuer:

Form: Limited liability company

Jurisdiction of Incorporation/Organization: Delaware

Date of organization: August 12, 2025

Physical address of issuer: 109 Great Valley Parkway, Malvern, PA 19355

Website of Co-issuer: None

Name of intermediary through which the offering will be conducted: DealMaker Securities LLC

CIK number of the intermediary: 0001872856

SEC file number of intermediary: 008-70756

CRD number, if applicable, of intermediary: 315324

Amount of compensation to be paid to the intermediary, whether as a dollar amount or a percentage of the offering amount, or a good faith estimate if the exact amount is not available at the time of the filing, for conducting the offering, including the amount of referral and any other fees associated with the offering:

As compensation for the services provided by DealMaker Securities LLC, the Issuer is required to pay to DealMaker Securities LLC a fee consisting of an eight and one-half percent (8.5%) cash commission based on the dollar amount of the Securities sold in the Offering and paid upon disbursement of funds from escrow at the time of a closing. This fee is inclusive of all payment processing fees, transaction fees, electronic signature fees and AML search fees. There is also $15,000 monthly fee and a $33,250 set up fee payable to DealMaker Securities LLC and its affiliates.

Any other direct or indirect interest in the issuer held by the intermediary, or any arrangement for the intermediary to acquire such an interest:
N/A.

Type of security to be offered:	Class B Units
Target number of securities:	2,222
Price (or other method for determining price):	$2.25
Target offering amount:	$4,999.50

Oversubscriptions accepted:	☒ Yes ☐ No
If yes, disclose how oversubscriptions will be allocated:	☐ Pro-rata ☐ First come, first served ☒ Other
Description:	At Company's discretion

Maximum offering amount:	4,999,999.50
Deadline to reach the target offering amount:	December 2, 2026

NOTE: If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.

Current number of employees: 3

Total Assets:	Most recent fiscal year-end:	$57,796	Prior fiscal year-end:	0
Cash & Cash Equivalents:	Most recent fiscal year-end:	$2,500	Prior fiscal year-end:	0
Accounts Receivable:	Most recent fiscal year-end:	0	Prior fiscal year-end:	0
Short-term Debt:	Most recent fiscal year-end:	$194,178	Prior fiscal year-end:	0
Long-term Debt:	Most recent fiscal year-end:	0	Prior fiscal year-end:	0
Revenues/Sales:	Most recent fiscal year-end:	0	Prior fiscal year-end:	0
Cost of Goods Sold:	Most recent fiscal year-end:	0	Prior fiscal year-end:	0
Taxes Paid:	Most recent fiscal year-end:	0	Prior fiscal year-end:	0
Net Income:	Most recent fiscal year-end:	-$136,382	Prior fiscal year-end:	0

Using the list below, select the jurisdictions in which the issuer intends to offer the securities:

	Jurisdiction	Code		Jurisdiction	Code		Jurisdiction	Code
X	**Alabama**	**AL**	X	**Montana**	**MT**	X	**District of Columbia**	**DC**
X	**Alaska**	**AK**	X	**Nebraska**	**NE**	X	**American Samoa**	**B5**
X	**Arizona**	**AZ**	X	**Nevada**	**NV**	X	**Guam**	**GU**
X	**Arkansas**	**AR**	X	**New Hampshire**	**NH**	X	**Puerto Rico**	**PR**
X	**California**	**CA**	X	**New Jersey**	**NJ**	X	**Northern Mariana Island**	**1V**
X	**Colorado**	**CO**	X	**New Mexico**	**NM**	X	**Virgin Islands**	**VI**
X	**Connecticut**	**CT**	X	**New York**	**NY**			
X	**Wyoming**	**DE**	X	**North Carolina**	**NC**	X	**Alberta**	**A0**
X	**Florida**	**FL**	X	**North Dakota**	**ND**	X	**British Columbia**	**A1**
X	**Georgia**	**GA**	X	**Ohio**	**OH**	X	**Manitoba**	**A2**
X	**Hawaii**	**HI**	X	**Oklahoma**	**OK**	X	**New Brunswick**	**A3**
X	**Idaho**	**ID**	X	**Oregon**	**OR**	X	**Newfoundland**	**A4**
X	**Illinois**	**IL**	X	**Pennsylvania**	**PA**	X	**Nova Scotia**	**A5**
X	**Indiana**	**IN**	X	**Rhode Island**	**RI**	X	**Ontario**	**A6**
X	**Iowa**	**IA**	X	**South Carolina**	**SC**	X	**Prince Edward Island**	**A7**

X	Kansas	KS	X	South Dakota	SD		Quebec	A8
X	Kentucky	KY	X	Tennessee	TN		Saskatchewan	A9
X	Louisiana	LA	X	Texas	TX		Yukon	B0
X	Maine	ME	X	Utah	UT		Canada (Federal Level)	Z4
X	Maryland	MD	X	Vermont	VT			
X	Massachusetts	MA	X	Virginia	VA			
X	Michigan	MI	X	Washington	WA			
X	Minnesota	MN	X	West Virginia	WV			
X	Mississippi	MS	X	Wisconsin	WI			
X	Missouri	MO	X	Wyoming	WY			

SIGNATURES

Pursuant to the requirements of Section 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding ((§ 227.100 et seq.) the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

United States Tungsten, LLC
_____
(Issuer)

/s/ J. Randall Waterfield, as manager of United States Tungsten Resources, LLC, a Delaware limited liability company, the manager of United States Tungsten, LLC
_____
(Signature and Title)

/s/ Stacy Hastie, as manager of United States Tungsten Resources, LLC, a Delaware limited liability company, the manager of United States Tungsten, LLC
_____
(Signature and Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C has been signed by the following persons in the capacities and on the dates indicated.

/s/ J. Randall Waterfield
_____
(Signature)

Co-Principal Executive Officer, Co-Principal Accounting, and Co-Principal Financial Officer
_____
(Title)

May 13, 2026
_____
(Date)

/s/ Stacy Hastie
_____
(Signature)

Co-Principal Executive Officer, Co-Principal Accounting, and Co-Principal Financial Officer
_____
(Title)

May 13, 2026
_____
(Date)

EXHIBIT A TO FORM C – OFFERING STATEMENT


UNITED STATES TUNGSTEN, LLC
Target Offering Amount of $4,999.50
Maximum Offering Amount of $4,999,999.50


United States Tungsten, LLC, a Delaware limited liability company (the "**Company**," "**we**," "**us**", or "**our**"), is offering a minimum amount of $4,999.50 ("**Target Offering Amount**"), and up to a maximum of $4,999,999.50 ("**Maximum Offering Amount**") of Class B units of membership interest of the Company (the "**Units(s)**"), at a price of $2.25 per Unit (this "**Offering**").

Investments will be made through our co-issuer, United States Tungsten CF SPV LLC, a Delaware limited liability company (the "**Co-Issuer**") for $2.25 per unit of membership interest of the Co-Issuer (the "**Interest(s)**") and the Co-Issuer will purchase a corresponding number of Units from the Company. Interests in the Co-Issuer will be sold on the same terms as Units in the Company. The Units and Interests shall collectively be referred to herein as "**Securities**."

The minimum investment for each investor is $999.00, unless waived by the Company on a case-by-case basis for any reason or no reason at all. Fractional Units and Interests will not be issued by the Company and the Co-Issuer and will be rounded up to the nearest whole Unit and Interest. We must raise an amount equal to or greater than the Target Offering Amount by December 2, 2026 (the "**Offering Deadline**"). Unless we raise the Target Offering Amount by the Offering Deadline, no Securities will be sold in this Offering, all investment commitments will be canceled, and all committed funds will be returned without interest or deduction.

	Price to Public	Selling Commissions	Proceeds to Company
Price Per Unit[1]	$2.25	$0.19	$2.06
Target Offering Amount	$4,999.50	$424.96	$4,574.54
Maximum Offering Amount	$4,999,999.50	$424,999.96	$4,574,999.54

Bonus Perks

The Company and its Co-Issuer are offering additional bonus Units and bonus Interests, respectively, for investors who invest certain amounts and within certain time periods (collectively, the "**Bonus Equity**"). The Bonus Equity, when earned, will be issued simultaneously with the Units and Interests purchased through this Offering. For the avoidance of doubt, Bonus Equity will be identical in class and rights as the Units and Interests offered through this Offering.

Time Based Perks

The Company offering Bonus Equity based on the time of investments. Investors who purchase Units between May 14, 2026 to June 12, 2026 will receive Bonus Equity equal to 5% of the Units purchased. Investors who purchase Units between June 13, 2026 to July 12, 2026 will receive Bonus Equity equal to 3% of the Units purchased. Investors who purchase Units between July 13, 2026 to August 11, 2026 will receive Bonus Equity equal to 1% of the Units purchased.

Investments must be made by 11:59pm PT on the last day of the applicable investment period in order to qualify for the corresponding Bonus Equity.

Volume Based Perks

Minimum Investment Amount	Percentage Bonus
$1,000	5%

---

[1] Figures rounded to the nearest whole cent.

$2,500	7%
$5,000	10%
$10,000	15%
$25,000 or more	18%

Bonus Equity Stackable

The Bonus Equity is stackable. For example, if an investor makes a $1,125 investment within the first 30 days of the Offering, they qualify for the time based 5% Bonus Equity for investing in the first 30 days of the Offering and the volume based 5% Bonus Equity for investing a minimum of $1,000. They would receive 500 Interests/Units for the initial purchase, and 50 Bonus Equity (10% total) for a total of 550 Interests/Units.

Bonus Equity Cumulative

The Bonus Equity is cumulative. For example, if an investor makes a $540 investment within the first 30 days of the Offering, they qualify for the time based 5% Bonus Equity and would receive 240 Interests/Units for the purchase and 12 Bonus Equity for the time based perks for a total of 252 Interests/Units. If the same investor then makes an add on investment of $540 on day 35, they will qualify for the time based 2% Bonus Equity and the volume based 5% Bonus Equity since their aggregate investment amount is $1,080. They would receive an additional 240 Interests/Units for the purchase, 11 Bonus Equity for the 2% time based bonus perks (calculated based only on the new investment amount of $540), and 12 Bonus Equity for the time based perks. The investor would receive a total of 263 additional Units/Interests. In total the investor will receive 492 Interests/Units.

Bonus Equity Dilution Considerations

Investors need to be aware that issuance of Bonus Equity effectively reduces the price of the Units and Interests and will dilute any investor who either does not qualify for Bonus Equity or qualifies for a lower percentage of Bonus Equity compared to other investors.

DealMaker Securities LLC has not been engaged to assist in the distribution of the Bonus Equity and will not receive any compensation related to the Bonus Equity.

A crowdfunding investment involves risk. You should not invest any funds in this Offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the Company and the terms of the Offering, including the merits and risks involved. These Securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any Securities offered or the terms of the Offering, nor does it pass upon the accuracy or completeness of any Offering document or literature.

These Securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these Securities are exempt from registration.

THESE SECURITIES INVOLVE A HIGH DEGREE OF RISK THAT MAY NOT BE APPROPRIATE FOR ALL INVESTORS. THERE ARE ALSO SIGNIFICANT UNCERTAINTIES ASSOCIATED WITH AN INVESTMENT IN THE COMPANY AND THE SECURITIES. THE SECURITIES OFFERED HEREBY ARE NOT PUBLICLY TRADED. THERE IS NO PUBLIC MARKET FOR THE SECURITIES AND ONE MAY NEVER DEVELOP. AN INVESTMENT IN THE COMPANY IS HIGHLY SPECULATIVE. THE SECURITIES SHOULD NOT BE PURCHASED BY ANYONE WHO CANNOT BEAR THE FINANCIAL RISK OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME AND WHO CANNOT AFFORD THE LOSS OF THEIR ENTIRE INVESTMENT. SEE THE SECTION OF THIS FORM C TITLED "RISK FACTORS" BEGINNING ON PAGE 7.

THE SECURITIES OFFERED HEREBY WILL HAVE TRANSFER RESTRICTIONS. NO SECURITIES MAY BE PLEDGED, TRANSFERRED, RESOLD OR OTHERWISE DISPOSED OF BY ANY INVESTOR DURING THE ONE-YEAR PERIOD BEGINNING WHEN THE SECURITIES WERE ISSUED EXCEPT PURSUANT TO RULE 501 OF REGULATION CF. YOU SHOULD BE AWARE THAT YOU COULD BE REQUIRED TO BEAR THE FINANCIAL RISKS OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME.

YOU ARE NOT TO CONSTRUE THE CONTENTS OF THIS FORM C AS LEGAL, ACCOUNTING, OR TAX ADVICE, OR AS INFORMATION NECESSARILY APPLICABLE TO YOUR PARTICULAR FINANCIAL SITUATION. EACH INVESTOR SHOULD CONSULT THEIR OWN FINANCIAL ADVISER, COUNSEL, AND ACCOUNTANT AS TO LEGAL, TAX, AND RELATED MATTERS CONCERNING THEIR INVESTMENT.

THIS OFFERING IS EXEMPT FROM REGISTRATION ONLY UNDER THE LAWS OF THE UNITED STATES AND ITS TERRITORIES. NO OFFER IS BEING MADE IN ANY JURISDICTION NOT LISTED ABOVE. PROSPECTIVE INVESTORS ARE SOLELY RESPONSIBLE FOR DETERMINING THE PERMISSIBILITY OF THEIR PARTICIPATING IN THIS OFFERING, INCLUDING OBSERVING ANY OTHER REQUIRED LEGAL FORMALITIES AND SEEKING CONSENT FROM THEIR LOCAL REGULATOR, IF NECESSARY. THE INTERMEDIARY FACILITATING THIS OFFERING IS LICENSED AND REGISTERED SOLELY IN THE UNITED STATES AND HAS NOT SECURED, AND HAS NOT SOUGHT TO SECURE, A LICENSE OR WAIVER OF THE NEED FOR SUCH LICENSE IN ANY OTHER JURISDICTION. THE COMPANY AND THE INTERMEDIARY EACH RESERVE THE RIGHT TO REJECT ANY INVESTMENT COMMITMENT MADE BY ANY PROSPECTIVE INVESTOR, WHETHER FOREIGN OR DOMESTIC.

The Company certifies that it:

(1) Is organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia;

(2) Is not subject to the requirement to file reports pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934 (the "**Exchange Act**") (15 U.S.C. §§ 78m or 78o(d));

(3) Is not an investment company, as defined in Section 3 of the Investment Company Act of 1940 (the "**Investment Company Act**")(15 U.S.C. § 80a-3), or excluded from the definition of investment company by Section 3(b) or Section 3(c) of the Investment Company Act (15 U.S.C. §§ 80a-3(b) or 80a-3(c));

(4) Is not ineligible to offer or sell securities in reliance on Section 4(a)(6) of the Securities Act of 1933 (the "**Securities Act**") (15 U.S.C. § 77d(a)(6)) as a result of a disqualification as specified in § 227.503(a);

(5) Has filed with the SEC and provided to investors, to the extent required, any ongoing annual reports required by law during the two years immediately preceding the filing of this Form C; and

(6) Has a specific business plan, which is not to engage in a merger or acquisition with an unidentified company or companies.

(7) Is not subject to any bad actor disqualifications under any relevant U.S. securities laws

The date of this Form C Offering Statement is May 13, 2026

ABOUT THIS FORM C

We have prepared this offering statement for our Offering of Securities under Regulation CF. The offering statement includes exhibits that provide more detailed descriptions of the matters discussed in this offering statement.

You should rely only on the information contained in this offering statement and other Exhibits to the Form C to which the offering statement is a part. We have not authorized anyone to provide you with any information different from that contained in this offering statement and Exhibits. The information contained in this offering statement is complete and accurate only as of the date of this offering statement, regardless of the time of delivery of this offering statement or sale of our Securities. This offering statement contains summaries of certain other documents, but reference is hereby made to the full text of the actual documents for complete information concerning the rights and obligations of the parties thereto.

CAUTIONARY NOTE CONCERNING FORWARD-LOOKING STATEMENTS

This Form C and any documents included as Exhibits or incorporated by reference herein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C are forward-looking statements. Forward-looking statements give our current reasonable expectations and projections regarding our financial condition, results of operations, plans, objectives, future performance, and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely," and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C and any documents incorporated by reference herein are based on reasonable assumptions we have made considering our industry experience, perceptions of historical trends, current conditions, expected future developments, and other factors we believe are appropriate under the circumstances. As you read and consider this Form C, you should understand that these statements are not guarantees of performance or results. Although we believe that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect our actual operating and financial performance and cause our performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize or should any of these assumptions prove incorrect or change, our actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Investors are cautioned not to place undue reliance on these forward-looking statements. Any forward-looking statements made in this Form C, or any documents incorporated by reference herein are accurate only as of the date of those respective documents. Except as required by law, we undertake no obligation to publicly update any forward-looking statements for any reason after the date of this Form C or to conform these statements to actual results or to changes in our expectations.

SUMMARY

This summary highlights some of the information in this offering statement. It is not complete and may not contain all the information that you may want to consider. To understand this Offering fully, you should carefully read the entire offering statement, including the section entitled "Risk Factors," before making a decision to invest in our Securities. Unless otherwise noted or unless the context otherwise requires, the terms "we," "us," "our," and "Company" refer to United States Tungsten, LLC, a Delaware limited liability company, together with our wholly and majority owned subsidiaries. Unless otherwise noted or unless the context otherwise requires, the term Co-Issuer refers to United States Tungsten CF SPV LLC, a Delaware limited liability company.

<u>The Company</u>

United States Tungsten, LLC was originally formed in Delaware as a corporation named United States Tungsten Corp. on May 8, 2025. It was converted to a Delaware limited liability company on August 28, 2025. The certificate of conversion effecting the conversion is attached hereto as Exhibit D (the "**Certificate of Conversion**"). The Company is governed by its certificate of formation attached hereto as Exhibit B (the "**Certificate of Formation**") and its company agreement dated August 28, 2025 attached hereto as Exhibit C (the "**Company Agreement**"). The Company was formed to engage in the business of tungsten reclamation. Tungsten is a chemical element, with the symbol W and atomic number 74. It is a hard, dense, silvery-white metal known for its extremely high melting point, the highest of all metals, and is used in various high-temperature applications, including filaments in light bulbs and as an alloying element in steel. Tungsten reclamation is the process of recovering tungsten and its compounds from scrap or waste materials for reuse. Mining tungsten can lead to soil erosion, habitat loss, and water pollution. Recycling helps mitigate these impacts. The process is important for resource conservation, particularly because tungsten is a valuable and relatively rare metal. Tungsten recycling can be more cost-effective than extracting tungsten from ore. Tungsten reclamation is a key aspect of the circular economy, reducing the need for mining new tungsten ore and minimizing environmental impact. The Company's target market includes the United States government and defense contractors.

The Co-Issuer

United States Tungsten CF SPV LLC was formed in Delaware on August 12, 2025. It was organized as a crowdfunding vehicle in compliance with 17 CFR § 270.3a-9 for the sole purpose of only directly acquiring, holding, and disposing of Units issued by the Company through this Offering in compliance with 17 CFR § 227.100 through § 270.504. The Co-Issuer is governed by its certificate of formation attached hereto as Exhibit E (the "**Co-Issuer Certificate of Formation**") and its company agreement dated August 12, 2025 attached hereto as Exhibit F (the "**Co-Issuer Company Agreement**").

Capitalization

As of the date of this offering statement, the Company had 133,333,33 Class A Units and 24,698 Class B Units issued and outstanding. Upon completion of the Offering, assuming no other Units are issued, the Company will have 133,333,333 Class A Units and 2,222,222 Class B Units issued and outstanding for a total of 155,555,555 Units outstanding.

Management

The Company and the Co-Issuer both are managed by their manager United States Tungsten Resources, LLC, a Delaware limited liability company (the "**Manager**"). Randy Waterfield and Stacy Hastie are the managers of the Manager. The directors, officers, managers, and key persons of the Company are listed below along with all positions and offices held at the Company.

United States Tungsten Resources, LLC

Name	Office
J. Randall Waterfield	Manager
Stacy Hastie	Manager
Heather Bliss	Chief of Staff

Capital Structure

The Company

The membership interest of the Company is represented by Units. Units are divided among Class A and Class B Units. The Company is authorized to issue an unlimited number of Units. As of April 23, the Company had 133,333,33 Class A Units and 24,698 Class B Units issued and outstanding. Upon completion of this Offering, assuming no other Units are issued, the Company will have 133,333,333 Class A Units and 2,222,222 Class B Units issued and outstanding for a total of 155,555,555 Units issued and outstanding.

Co-Issuer

The membership interest of the Co-Issuer is represented by Interests. The Co-Issuer is authorized to issue one class of Interests. It may issue an unlimited number of Interests. As of the date of this Form C/A filing, the Co-Issuer had 24,698 Interests issued and outstanding. Upon completion of this Offering, assuming no other Interests are issued, the Co-Issuer will have 2,222,222 Interests issued and outstanding.

Distributions

The Company has not paid distributions and does not intend to in the near future. Distributions will be made by the Company in the sole discretion of the Manager. The Co-Issuer will not make distributions unless it receives distributions from the Company. Investors should plan to keep their investment in the Co-Issuer and should plan on the Co-Issuer keeping its investment in the Company until the Company (i) has an initial public offering, (ii) is acquired, or (iii) liquidates, of which even and timing there can be no guarantee. Thus, investors should be prepared to hold their investments indefinitely.

Voting

Units in the Company represent non-voting membership interests. Interests in the Co-Issuer represent voting membership interest with each member receiving one vote per Interest. Investors in this Offering will receive Interests in United States Tungsten CF SPV LLC. While those Interests will give investors the power to vote on company matters pertaining to United States Tungsten CF SPV LLC, United States Tungsten CF SPV LLC will have no power to vote or influence company matters in United States Tungsten, LLC.

Transfer Restrictions

Pursuant to Rule 501 of Regulation CF, Securities issued in a transaction exempt from registration pursuant to Regulation CF may not be transferred by any purchaser of such securities during the one-year period beginning when the securities were issued in a transaction exempt from registration pursuant to section 4(a)(6) of the Securities Act (15 U.S.C. 77d(a)(6)), unless such securities are transferred:

- To the issuer of the securities;

- To an accredited investor;

- As part of an offering registered with the Commission; or

- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Additionally, securities purchased pursuant to Regulation CF constitute "restricted securities," as that term is defined in Rule 144, promulgated under the Securities Act, and cannot be resold unless such resale is registered under the Securities Act and applicable state securities laws or is exempt from such registration provisions. Even if securities purchased in this Offering are eligible for resale, there is no trading market for such securities, and none is likely to develop.

Furthermore, the transfer of Units is restricted by the Company's company agreement (attached as Exhibit C), Please see the section entitled "Description of Securities" which starts on page 35 for more details.

The Offering

We are offering a minimum of $4,999.50, and a maximum of $4,999,999.50 in Units of the Company at a price of $2.25 per Unit. The minimum investment for each investor is $999.00 unless waived by the Company on a case-by-case basis. If the Target Offering Amount has not been raised by the Offering Deadline of December 2, 2026, this Offering will be terminated and investor funds will be returned without interest or deduction. Investments will be made through our Co-Issuer for $2.25 per Interest and the Co-Issuer will purchase a corresponding number of Class B Units from the Company. Interests in the Co-Issuer will be sold on the same terms as Class B Units in the Company. We are also offering Bonus Equity as detailed herein. (Note: as of the date of this offering statement, we have reached the Target Offering Amount)

In order to purchase the Interests, each Investor must represent and warrant that the Investor is a "qualified purchaser," as defined in 17 C.F.R. §§ 227.100, .504 for purposes of section 18(b)(3) of the Securities Act (15 U.S.C.§ 77r(b)(3)), meaning the Investor is either:

A. an "Accredited Investor" as defined in Rule 501 of Regulation D (17 U.S.C. § 230.501) under the Securities Act and indicated on the U.S. Accredited Investor Certificate attached hereto; or

B. the Investor's subscription amount plus all other investments by Investor pursuant to Regulation Crowdfunding (Section 4(a)(6) of the Securities Act) during the twelve (12) month period preceding the date of the Subscription Agreement does not represent:

  (i) Where the Investor's annual income AND net worth are both equal to or greater than $124,000, more than 10% of the greater of Investor's annual income or net worth, subject to a maximum investment of $124,000.

  (ii) Where the Investor's annual income OR net worth is less than $124,000, more than the greater of $2,500 or 5% of the greater of the Investor's annual income or net worth.

  (iii) For this subparagraph, net worth is determined in the same manner as for an Accredited Investor.

The Securities are being offered on a "best efforts" basis. We have engaged DealMaker Securities LLC as our Regulation CF intermediary ("**Intermediary**"). All Offering proceeds will be held in an escrow account with Enterprise Bank & Trust, a Missouri chartered trust company with banking powers ("**Escrow Facilitator**") until the closing of such funds. Once we have raised the Target Offering Amount, and at least twenty-one (21) days from the date of this offering statement have passed, we intend to hold an initial closing and then conduct subsequent closings on a rolling basis thereafter.

Transfer Agent

DealMaker Shareholder Services (DealMaker Transfer Agent LLC) will act as the Company's transfer agent.


MANAGEMENT OF THE COMPANY AND THE CO-ISSUER


Management of the Company is listed below along with all positions and offices held at the Company and the Co-Issuer, and their principal occupation and employment responsibilities for the past three (3) years. Both the Company and the Co-Issuer are managed by United States Tungsten Resources, LLC, the management for which is detailed below.

United States Tungsten Resources, LLC

Name	Position and Offices Held	Term of Office
Stacy Hastie	Manager	September 2025 – Present
J. Randall Waterfield	Manager	September 2025 – Present
Heather Bliss	Chief of Staff	September 2025 – Present

J. Randall Waterfield

In addition to his duties with the Company and Co-Issuer, Mr. Waterfield, is also the Chairman of Waterfield Holdings, a diversified holding company that traces its origins to 1928. Waterfield Holdings primarily invests in strategic minerals, technology and real estate companies. After selling the largest private mortgage company in the U.S. and largest Indiana based bank (Union Federal Bank) in 2006 and 2007 respectively, Waterfield has diversified into technology, manufacturing and other industries. Mr. Waterfield holds the Chartered Financial Analyst designation, is a member of Mensa, and a graduate of Harvard University. Mr. Waterfield currently serves on the Board of Directors of Red Oak Partners, Waterfield Technologies, GEE Group (NASDAQ: JOB), Linden Research, Inc. and has previously served on the boards of YPO (and was the 2017-2018 Global Chairman of YPO), Asure Software (Nasdaq: ASUR), SMTC Corporation (Nasdaq: SMTX), RF Industries (Nasdaq: RFIL), among others. Previously, Mr. Waterfield was at Goldman Sachs & Co., where he worked as an equity research analyst from 1996 through 1999, responsible for the small capitalization growth portfolios.

Stacy Hastie

Mr. Hastie's principal employment is CEO of US Strategic Metals, which extracts and processes cobalt, nickel, and copper, and also recycles metals from lithium-ion batteries, to produce battery-grade materials essential for the clean energy and EV industries. Mr. Hastie has been with the company for two years. Prior to joining US Strategic Metals, Mr. Hastie worked for Environmental Operations, which is a nationwide environmental services company that provides engineering, consulting, and contracting services to help clients manage environmental risks and ensure compliance with regulations on development projects. In addition, he is the fourth generation of a family owned and operated mining and minerals processing company. He still maintains an interest in the company and has served the family in an advisory capacity the past 30 plus years. Mr. Hastie obtained his BS and MS from Murray State University and following graduation started a career in the environmental consulting, engineering, and remediation industry. At the age of 25, Mr. Hastie became co-owner of Environmental Operations, Inc. ("EOI") located in St. Louis, MO and at 27 years old became the sole owner of EOI.

Under Mr. Hastie's leadership EOI and its affiliates have become one of the U.S. leaders in environmental risk management and Brownfield redevelopment services. In addition to possessing over 29 years of corporate management experience, Mr. Hastie is a national leading expert in developing cost-effective remediation solutions for complex Brownfield redevelopment projects. Throughout his career Mr. Hastie has served as principal in charge for Brownfield redevelopment projects exceeding $5 billion in value.

Mr. Hastie supports numerous charities and nonprofits in the St. Louis region. Previously, Mr. Hastie has served on the boards of Young Presidents' Organization (2013-2015 US Central Region Chairman), Mercy Hospitals St. Louis, MO, and Sunset Country Club St. Louis, MO (past President).

Heather Bliss

Ms. Bliss has been employed with Waterfield Enterprises, LLC, for the last 8 years. She serves as the Chief of Staff for United States Tungsten, LLC as well as many companies under the Waterfield Holdings portfolio. Since joining Waterfield in 2017, she has been instrumental in advancing strategic investments, overseeing operational initiatives, and supporting the success of multiple business entities within the organization's diverse portfolio. With over 25 years of experience in strategic planning, executive leadership, and business analysis, Ms. Bliss has earned a reputation for driving organizational performance and fostering sustainable growth.

Before joining the Waterfield Group, Ms. Bliss held critical leadership roles at YPO, the world's largest global leadership organization for chief executives, with over 35,000 members worldwide. As Northeast Regional Director and Global Membership Integration Director, she played a key role in building member engagement, strategic planning, chapter development, and supporting the member integration process across international markets.

Ms. Bliss has served on the boards of Young Presidents Organization, Northeastern US, World Presidents Organization, Northeastern US, East Longmeadow Educational Endowment Fund, and served as the Trustee of Trust Funds for the Town of Unity.

Management Compensation

Management of the Company will receive annual compensation as detailed below. Such compensation may be modified by the Manager in the future. Management of the Co-Issuer will not receive a salary or other compensation for their services.

Name	Title	Compensation
J. Randall Waterfield	Manager of United States Tungsten Resources, LLC	$35,000.00
Stacie Hastie	Manager of United States Tungsten Resources, LLC	$35,000.00
Heather Bliss	Chief of Staff	$35,000.00

CAPITAL STRUCTURE AND OWNERSHIP

Capitalization

The membership interests of the Company are represented by Units and are divided among Class A and Class B Units. The Company is authorized to issue an unlimited number of Units. As of April 23, 2026, the Company had 133,333,333 Class A and 24,698 Class B Units issued and outstanding. The membership interests of the Co-Issuer are represented by Interests. The Co-Issuer is authorized to issue one class of Interests. It may issue an unlimited number of Interests. As of the date of this offering statement, the Co-Issuer had 24,698 Interests issued and outstanding.

Beneficial Ownership

As of the date of this offering statement, the following persons beneficially own more than twenty percent (20%) of the Company's voting securities, calculated on the basis of voting power as follows:

Title of Class	Amount and Nature of Beneficial Ownership	Number of Units	Percent of Class
Class A Units	United States Tungsten CF Corp[1]	133,333,333	100.00%

(1) United States Tungsten CF Corp is beneficially owned by Waterfield Holdings, LLC (48.35%), SWH Investments, LLC (31.43%), The Curtis W. Hastie Gift Trust (12.08%), The Jonathon D. Bradshaw Gift Trust (4.80%), and Wexford OOS, LLC (3.34%).

- Waterfield Holdings, LLC is owned and controlled by J. Randall Waterfield, a manager of the Manager.

- SWH Investments, LLC; The Curtis W. Hastie Gift Trust; and The Jonathon D. Bradshaw Gift Trust; are controlled by Stacie Hastie, a manager of the Manager.

- Wexford OOS, LLC is owned and controlled by Dev Motwani.

Outstanding Options, Safes, Convertible Notes, Warrants

As of the date of this offering statement, the Company had no outstanding options, SAFEs, convertible notes, or warrants.

Outstanding Debt

As of the date of this offering statement, the Company is indebted to Waterfield Holdings, LLC, an affiliate of our manager and principal owner, in the amount of $194,179.00. There is no maturity or interest associated with such debt. The Company may allocate offering proceeds towards payment of some or all amounts due.

Previous Offerings of Securities

Neither the Company nor Co-Issuer have conducted a securities offering in the last three years other than this offering. As of April 23, 2026, we had issued 24,698 Class B Units (including Bonus Units) and raised $249,610.32 (including Investor Processing Fees) in this offering.

DESCRIPTION OF BUSINESS

The Company

The Company was formed to engage in the business of tungsten reclamation. Tungsten is a chemical element, with the symbol W and atomic number 74. It is a hard, dense, silvery-white metal known for its extremely high melting point, the highest of all metals, and is used in various high-temperature applications, including filaments in light bulbs and as an alloying element in steel. Tungsten reclamation is the process of recovering tungsten and its compounds from scrap or waste materials for reuse. Mining tungsten can lead to soil erosion, habitat loss, and water pollution. Recycling helps mitigate these impacts. The process is important for resource conservation, particularly because tungsten is a valuable and relatively rare metal. Tungsten recycling can be more cost-effective than extracting tungsten from ore. Tungsten reclamation is a key aspect of the circular economy, reducing the need for mining new tungsten ore and minimizing environmental impact. The Company's target market includes the United States government and defense contractors.

Target Market

As a newly formed company, United States Tungsten, LLC is in an early-stage development phase and long-term customer contracts are still under negotiation. However, the following categories are target customers and critical partners:

Potential Major Customers:

- U.S. Department of Defense (directly or via prime contractors or the Defense Logistics Agency)
- Industrial manufacturers of cutting tools, abrasives, and heavy-duty drill bits
- Aerospace and energy sector OEMs

Key Suppliers and Manufacturers:

- Equipment vendors for crushing, milling, gravity separation, and flotation
- Chemical suppliers
- Engineering, procurement, and construction management (EPCM) partners for chemical plant development

Loss or delay in contracting with key processing equipment providers or failing to secure strategic offtake agreements with domestic buyers could materially impact the company's timeline and revenue outlook.

The Company intends to focus on the production of:

- Tungsten concentrate: Primary output from ore, containing WO_3 grades suitable for downstream processing.
- APT (Ammonium Paratungstate) or ferrotungsten: Value-added products will be considered depending on downstream investment or tolling agreements.

Initially, tungsten concentrate is expected to comprise the majority of revenue specifically for defense applications. If downstream facilities are added, APT or ferrotungsten could represent significant revenue diversification..

Plan of Operations

The Company's primary objectives during its first twelve months is to advance a North Carolina tungsten project from pre-development through initial site preparation and toward a construction-ready stage. The following is a month-by-month breakdown of key milestones and operational priorities starting from the close of this Offering, assuming sufficient capital has been raised, of which there can be no guarantee.


Key Milestones Summary

Milestone	Target Timeline
Permitting Submission Complete	Month 2
Resource Expansion Analysis Complete	Month 4
Procurement	Month 6
Conditional Offtake Agreements Signed	Month 8
Workforce Planning	Month 10
Site Construction Begins	Month 12


Month 1–2: Final Technical Preparation

- Finalize detailed recycling plan and metallurgy flow sheet
- Identify EPCM partner(s) and finalize scoping documents

Month 3–4: Resource Expansion and Site Studies

- Begin infill and step-out drilling (if applicable) to improve additional resource classification
- Conduct geotechnical and hydrological studies for tailings facility and plant site

Month 5–6: Procurement

- Secure long-lead equipment purchase agreements
- Initiate construction process for site grading and civil works

Month 7–8: Offtake Agreements

- Finalize first conditional offtake agreements or LOIs with domestic buyers (e.g., defense contractors or industrial users)

Month 9–10: Construction Readiness and Workforce Planning

- Finalize project construction schedule, including timelines for refinery construction and tailings facility
- Begin recruitment and training of site operations personnel, including health and safety

Month 11–12: Mobilization and Early Construction

- Mobilize contractors and equipment for earthworks and civil construction
- Begin site prep for processing plant, water management systems, and power supply
- Receive first delivery of major equipment (e.g., crushing circuit)

Major Equipment and other Assets

Reclamation of tungsten is a highly developed process which involves specialized equipment. The following is a summary of some of the equipment and other assets that will be acquired and used in the Company's operations.

Extraction Equipment

- Excavators and Loaders: Used for overburden removal, ore extraction, and general site work.
- Haul Trucks: Transport raw ore from the pit to processing facilities or stockpiles.
- Dozers and Graders: For site preparation, haul road maintenance, and waste management.
-

Crushing and Grinding Equipment

- Jaw Crushers and Cone Crushers: For primary and secondary crushing of ore.
- Ball Mills or SAG Mills: For grinding the crushed ore to liberate tungsten minerals (e.g., scheelite or wolframite).

Concentration and Separation Equipment

- Gravity Separation Tables: For initial concentration of tungsten ore, especially effective for scheelite.
- Spiral Separators and Hydraulic Classifiers: For particle size separation and further upgrading of concentrate.
- Flotation Cells (if applicable): Used in beneficiation of some types of tungsten ore, particularly scheelite.

Processing and Refining Equipment

- Rotary Kilns or Leaching Tanks: For chemical treatment and purification processes.
- APT (Ammonium Paratungstate) Conversion Units: If refining into APT is part of the company's operations.
- Dryers and Furnaces: For drying concentrates and/or producing ferrotungsten.

<u>Supporting Infrastructure</u>

- On-Site Laboratory and Assay Equipment: For grade control, metallurgical testing, and quality assurance.
- Water Treatment Systems: For compliance with discharge and recycling requirements
- Power Generators or Substations: For reliable power supply

<u>Land and Lease Assets</u>

- Mining Lease in North Carolina: The Company intends to enter into a lease granting mineral rights to a tungsten-bearing property, a core strategic asset. The lease terms have not been finalized but are anticipated to include a 10-year lease term, a full rental amount of $10 for the term, and a potential profit split with the landowners. The lease rate is low due to the Company bearing the cost of remediation.
- Surface Use Rights / Access Roads: Rights to land, road access, and easements

<u>Office and Administrative Equipment</u>

- Mobile and Fixed Facilities: Including trailers, field offices, and IT infrastructure to support operations and compliance.

Market Overview

Tungsten is considered a critical mineral by the U.S. Department of the Interior due to its strategic importance in defense, aerospace, energy, and industrial tooling. Market trends include:

- **Reshoring of supply chains**: The broader global energy transition—driven by decarbonization goals—places added emphasis on materials that can withstand high temperatures, mechanical stress, and harsh environments. Tungsten's role in wind turbines, nuclear reactors, and high-efficiency power electronics supports its relevance in the clean energy ecosystem. Yet the concentration of tungsten mining and refining in China (accounting for over 80% of global supply) presents strategic vulnerabilities, particularly for Western economies prioritizing critical mineral independence.[23] This has led to renewed exploration and reopening of mines in jurisdictions like Australia, Europe, and the U.S., alongside policy efforts to incentivize domestic processing. As tungsten's applications diversify beyond traditional industrial uses, its strategic value is likely to intensify across both legacy and emerging technologies.

- **Defense and aerospace growth**: The global tungsten market is experiencing renewed strategic importance, particularly due to heightened demand from the defense and aerospace sectors.[4] Tungsten's unmatched density, hardness, and high melting point make it indispensable in armor-piercing munitions, kinetic energy penetrators, and high-performance aerospace components like turbine blades and rocket nozzles. Geopolitical tensions and rising defense budgets among NATO allies, the U.S., and in the Indo-Pacific region are intensifying the need for reliable, secure supplies of critical materials like tungsten.[5] Moreover, tungsten's use in aerospace-grade superalloys aligns with the increasing production of military aircraft, missiles, and satellites, reinforcing its role as a vital input in national security supply chains.

- **Battery technologies and energy transition**: While not as prevalent as lithium or cobalt, tungsten's application in electrodes and emerging energy storage systems is expanding and gaining traction in next-generation battery technologies, particularly in the context of lithium-ion and emerging solid-state systems.[67] Its thermal and

[2] https://discoveryalert.com.au/news/tungsten-export-restrictions-china-impact-2025
[3] https://www.fastmarkets.com/insights/war-instability-impact-defense-metals-supply-chains
[4] https://discoveryalert.com.au/news/tungsten-market-2025-supply-demand-influences
[5] https://www.spglobal.com/commodity-insights/en/news-research/latest-news/metals/052125-europes-rearmament-intensifies-concerns-surrounding-critical-minerals-supply
[6] https://pubmed.ncbi.nlm.nih.gov/31605458/
[7] https://eureka.patsnap.com/report-tungsten-s-impact-on-energy-storage-systems

electrical conductivity, as well as its ability to enhance electrode stability, have sparked interest among battery developers aiming to improve cycle life and performance under extreme conditions. Researchers are exploring tungsten-based anodes and tungsten disulfide (WS$_2$) as alternatives or complements to traditional battery materials, especially where high durability and fast charging are priorities. As the electric vehicle (EV) sector scales and battery performance becomes a competitive differentiator, tungsten's inclusion in niche but growing battery applications could incrementally shift market dynamics, attracting new investment into extraction and processing technologies.[8]

Competition

The Company operates in a globally competitive market characterized by supply concentration outside the United States and an immediate need for domestic alternatives. The tungsten industry is dominated by Chinese producers, which account for over 80% of global supply.[9] This has created price volatility and supply risk for Western buyers. As tungsten has important defense applications such as in armor piercing ammunition, Chinese dominance has created an acute need for United States suppliers. Domestically in the US, there are very few active tungsten producers. Key competitors include:

- **Almonty Industries Inc.** – Primarily operates in South Korea (Sangdong Mine), with strategic plans to supply Western markets.

- **Global Tungsten & Powders Corp.** – Based in Pennsylvania, focuses on powder metallurgy but relies heavily on imported raw material.

- **Kennametal Inc.** – A major tool manufacturer that sources tungsten globally and competes indirectly in downstream value chains

- **Elmet Technologies:** A manufacturer of pure tungsten metal in North America, operating in Lewiston, Maine. They produce tungsten metal powder through the reduction of tungsten oxide and then use powder metallurgy processes to create a variety of tungsten products.

- **Buffalo Tungsten** - This company focuses on providing tungsten powders and engineered products for diverse markets, with a particular emphasis on user-specific solutions.

- **American Tungsten Corp.:** This company is actively exploring and developing tungsten projects, including the IMA Mine Project in Idaho.

Intellectual Property

As of the date of this offering statement, the Company has not applied or received approval of any patents or trademarks.

Governmental/Regulatory Compliance

Regulation in these areas are ever evolving and new regulations could provide compliance difficulties for the Company. A tungsten reclamation business is likely to be subject to a range of environmental regulations at the federal, state, and possibly local levels, primarily due to the handling of industrial waste and potentially hazardous materials. In the United States, the Environmental Protection Agency (EPA) enforces the Resource Conservation and Recovery Act (RCRA), which governs the generation, transportation, treatment, storage, and disposal of solid and hazardous waste. If the reclamation process involves recovering tungsten from materials classified as hazardous (e.g., sludge, scrap containing heavy metals, or waste from machining or mining operations), the facility may need a hazardous waste permit and must comply with strict recordkeeping, containment, and waste handling procedures. Additionally, the Clean Water Act may apply if any part of the operation discharges water or wastewater, requiring proper treatment and discharge permits.

---

[8] https://www.batterytechonline.com/materials/ensuring-the-global-supply-of-tungsten-critical-to-ev-batteries
[9] https://discoveryalert.com.au/news/tungsten-export-restrictions-china-impact-2025

From an occupational health and safety perspective, a tungsten reclamation facility must also comply with Occupational Safety and Health Administration (OSHA) standards. The reclamation process may involve cutting, grinding, melting, or chemically treating materials, all of which can expose workers to dust, fumes, and physical hazards. OSHA regulations would require the implementation of hazard communication programs, proper ventilation systems, personal protective equipment (PPE), and employee training to reduce risk. Depending on the form and purity of the tungsten being processed, additional rules may apply related to exposure limits for tungsten and any associated compounds. The Company may also be subject to state occupational safety regulations, which can impose stricter requirements than federal OSHA standards.

Lastly, the Company may face industry-specific regulations and compliance requirements related to trade, transportation, and international materials sourcing. For example, if the reclaimed tungsten is sold into defense, aerospace, or electronics industries as intended, the Company may need to comply with the Defense Federal Acquisition Regulation Supplement (DFARS) or demonstrate compliance with conflict minerals reporting under the Dodd-Frank Act, especially if tungsten was sourced from regions associated with conflict. Additionally, depending on the state where operations are based, facilities may need to obtain environmental impact assessments, air quality permits, or comply with recycling and materials handling laws designed to promote sustainable resource use. Failure to meet these regulatory obligations can result in fines, operational delays, or legal action.

For further discussion of potential regulation please see the section entitled "Risk Factors" which starts on page 177.

Regulatory Inquiries

Not applicable.

Litigation

Neither the Company nor the Co-Issuer are aware of any current or threatened litigation.


RISK FACTORS


A crowdfunding investment involves risk. You should not invest any funds in this Offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the Offering, including the merits and risks involved. These Securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the Offering, nor does it pass upon the accuracy or completeness of any Offering document or literature. These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Before making an investment decision with respect to the Securities, we urge you to carefully consider the risks described in this section and other factors set forth in this Form C. In addition to the risks specified below, the Company is subject to the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events, and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently riskier than more developed companies. Prospective investors should consult with their legal, tax, and financial advisors prior to making an investment in the Securities. The Securities should only be purchased by persons who can afford to lose all their investment.

Risks Related to the Company's Business and Industry

The amount of capital the Company is attempting to raise in this Offering is not enough to sustain the Company's current business plan.

In order to achieve the Company's near and long-term goals, the Company will need to procure funds in addition to the amount raised in the Offering. There is no guarantee the Company will be able to raise such funds on acceptable terms or at all. If we are not able to raise sufficient capital in the future, we may not be able to execute our business plan, our continued operations will be in jeopardy, and we may be forced to cease operations and sell or otherwise transfer all or substantially all of our remaining assets, which could cause an investor to lose all or a portion of their investment. If we are able to raise additional capital it may be on terms different than or more favorable than those hereby offered.

We may face potential difficulties in obtaining capital.

We may have difficulty raising needed capital in the future as a result of many factors, including the inherent business risks associated with our Company and present and future market conditions. We will require additional funds to execute our business strategy and conduct our operations. If adequate funds are unavailable, it may materially harm our business, financial condition, and results of operations.

We and our auditors have concluded there is substantial doubt about our ability to continue as a going concern.

Our historical financial statements have been prepared under the assumption that we will continue as a going concern. Our audit firm has expressed substantial doubt in our ability to continue as a going concern and the audit report for our 2025 financial statements contain a going concern opinion. Our ability to continue as a going concern is dependent upon our ability to obtain additional equity financing or other capital, attain further operating efficiencies, reduce expenditures, and, ultimately, generate revenue. The doubt regarding our potential ability to continue as a going concern may adversely affect our ability to obtain new financing on reasonable terms or at all. Additionally, if we are unable to continue as a going concern, our stockholders may lose some or all of their investment in the Company.

The Company is offering Bonus Equity which may dilute your investment.

The Company is offering Bonus Equity to investors who invest by a certain time in certain amounts through this Offering. Investors may receive a maximum of twenty-five percent A maximum amount of up to 555,556 Bonus Equity may be issued through this Offering. The issuance of Bonus Equity effectively reduces the price of the Units and Interests and will dilute any investor who either (i) does not qualify for Bonus Shares, or (ii) qualifies for a lower percentage of Bonus Equity compared to other investors. The dilutive impact can be substantial. A potential twenty-five percent (25%) bonus allocation could materially reduce an existing Member's ownership percentage and their share of future distributions and liquidation proceeds.

Our business could be negatively impacted by cyber security threats, attacks, and other disruptions.

We may face advanced and persistent attacks on our ecosystem or information infrastructure where we manage our products and store various proprietary information and sensitive/confidential data relating to our operations. These attacks may include sophisticated malware (viruses, worms, and other malicious software programs) and phishing emails that attack our systems or products or otherwise exploit any security vulnerabilities. These intrusions sometimes may be zero-day malware that are difficult to identify because they are not included in the signature set of commercially available antivirus scanning programs. Experienced computer programmers and hackers may be able to penetrate our network security and misappropriate or compromise our confidential information, create system disruptions, or cause shutdowns. Additionally, sophisticated software and applications that we produce or procure from third-parties may contain defects in design or manufacture, including "bugs" and other problems that could unexpectedly interfere with the operation of our products. A disruption, infiltration, or failure of our information infrastructure systems as a result of software or hardware malfunctions, computer viruses, cyber-attacks, employee theft or misuse, power disruptions, natural disasters, or accidents could cause breaches of data security, loss of critical data, and performance delays, which in turn could adversely affect our business.

Timeline pushes and unexpected shifts in project direction can introduce uncertainty and disrupt our business plan.

Operational delays are often driven by technical hurdles, shifting market dynamics, or strategic decisions to pivot based on new insights, leading to stretched resources and potential budget overruns. These extensions can also disrupt time-to-market strategies, allowing competitors to gain an advantage or causing us to miss out on lucrative contracts. Furthermore, unanticipated redirections can lead to fragmented operational efforts, confusion within teams, and reduced focus on initial objectives. Failure to maintain flexibility in our planning processes may lead to missed project timelines and could lead to failed communication channels where stakeholder expectations are not managed effectively.

The risk of shifts in primary focus necessitating rapid changes across all aspects of the business is a critical challenge that can disrupt operations and strategic planning and could affect the Company.

Changes in market conditions, customer demands, or technological advancements may require the Company to pivot quickly, which can strain resources and affect morale. Rapid changes can lead to confusion among employees, misalignment of priorities, and potential resistance to new initiatives, impacting productivity and overall effectiveness. Moreover, the need to rapidly adapt can result in poorly executed transitions, where critical aspects of the business—such as product development, marketing strategies, or customer engagement—are not adequately addressed. If the Company fails to cultivate an agile organizational culture that embraces change, fosters open communication, and encourages innovative thinking, it may be unable to navigate these shifts effectively.

Our inability to reclaim and produce tungsten in a timely and cost-effective manner may damage our business.

Our revenues and potential for profitability depend on our ability to timely meet customer demands. There is a risk that we will be unable to do so in a timely manner or on a cost-effective basis to meet constantly changing consumer demands. Unforeseen delays or difficulties in the development process, significant increases in the planned cost of development or changes in anticipated consumer demand for our products, may cause the introduction date for our products to be later than anticipated, or may reduce or eliminate the commercial viability of such products, any or all of which, in turn, would adversely affect our revenues and results of operations.

If we do not innovate and provide quality tungsten that meets the needs of our customers, our business could be harmed.

Our business model depends on our ability to reclaim and provide quality tungsten that is attractive to potential customers. As a result, we must invest significant resources in business development activities and equipment to reclaim the tungsten. This may include incorporating new technologies or processes. If we are unable to meet the obligations of our customer contracts or provide a product of sufficient quality, our customers may become dissatisfied and instead purchase and use products of our competitors.

A significant risk in the tungsten reclamation business arises from deficiencies in raw material quality and manufacturing processes.

Historic tailings, the primary input for reclamation operations, can exhibit wide variability in both tungsten concentration and physical characteristics. These materials were often discarded decades ago without uniformity, and their geochemical profiles can be inconsistent across a single site or batch. Low-grade or heterogeneously distributed tungsten within tailings may reduce expected recovery yields, disrupt chemical extraction efficiency, and increase processing costs per unit of recovered material. Inadequate or misleading sampling and assay data can further compound this risk by creating inaccurate resource estimates that inform flawed operational or financial models. Manufacturing processes—especially chemical conversion and refining stages—are also vulnerable to performance deficiencies. Reclamation of tungsten often involves multiple complex steps, including crushing, separation, leaching, and chemical precipitation. Each stage requires precision and consistency to ensure the final product meets purity and specification requirements. Poor process control, equipment malfunctions, or suboptimal reagent dosing can lead to contamination, off-spec product, or excessive material loss. Process variability can result in frequent downtime, rework, and increased waste generation, all of which impair operational efficiency and profitability. Over time, persistent deficiencies in raw material quality or manufacturing reliability may erode customer confidence, damage the company's market position, and reduce access to premium buyers or long-term contracts.

The Company's activities are subject to regulation by various governing bodies.

The Company is subject to a framework of federal, state, and local laws and regulations. These govern the company's core activities: chemical processing, mining reclamation, and recycling of tailings from historic mining operations. Compliance with these regulations is critical to operational continuity, permitting, and strategic positioning as a sustainable and environmentally responsible tungsten producer. The following are some of the regulations the Company may be or become subject to:

Federal Environmental and Mining Regulations: The National Environmental Policy Act (NEPA) may require the company to prepare an Environmental Assessment (EA) or a more detailed Environmental Impact Statement (EIS), as 23 acres of the project site are located on federal land administered by the U.S. Army Corps of Engineers. These environmental reviews assess the potential impacts of the project on natural resources, wildlife, and nearby communities, and are typically a prerequisite for obtaining federal permits or approvals related to land use and development. Furthermore, under the Clean Water Act (CWA), the Company must comply with Section 402, which governs discharges of pollutants into surface waters through the National Pollutant Discharge Elimination System (NPDES) permit program. Additionally, Section 404 may apply if there is any dredging, filling, or disturbance of wetlands, streams, or other waters of the United States during tailings reprocessing or chemical treatment operations. These provisions are critical for controlling stormwater runoff, sediment discharge, and contamination of aquatic ecosystems. The Company may also be subject to the Resource Conservation and Recovery Act (RCRA), which regulates the management of hazardous and non-hazardous wastes generated during tungsten extraction and tailings processing. This includes requirements for proper storage, labeling, transport, and disposal of any solvents, reagents, or residues used in or produced by the chemical treatment processes. The Toxic Substances Control Act (TSCA) may also apply, particularly in the downstream manufacturing of ammonium paratungstate (APT) or other tungsten-based compounds, by requiring reporting and handling protocols for chemical substances. Lastly, the Mine Safety and Health Administration (MSHA) oversees occupational safety for any on-site excavation, materials handling, or refining operations. The Company must comply with MSHA standards to protect workers from physical, chemical, and environmental hazards associated with tailings reprocessing and tungsten refining activities.

U.S. Critical Minerals and Defense Regulations: The Defense Production Act (DPA) may play a significant role in the Company's operations, as tungsten is designated a critical mineral under U.S. national security guidelines. This designation allows the federal government to provide support through measures such as direct funding, strategic stockpile purchases, and potentially expedited permitting processes. These provisions are intended to strengthen domestic supply chains for materials deemed essential to defense, energy, and technological infrastructure. Complying with U.S. Critical Minerals and defense-related regulations presents several risks for companies involved in tungsten reclamation. One key risk is the potential for shifting regulatory priorities and evolving definitions of what constitutes a "critical mineral." Changes to the U.S. Critical Minerals List or the Defense Production Act (DPA) priorities may affect the company's eligibility for support programs, procurement opportunities, or permitting advantages. A loss or modification of critical mineral status could result in longer permitting timelines, reduced government engagement, or ineligibility for strategic funding and partnerships, disrupting business plans and investment assumptions.

Another risk involves the administrative and compliance burden associated with defense-related regulations and reporting requirements. Companies seeking to benefit from government programs under the DPA or Department of Defense procurement initiatives must meet strict documentation, cybersecurity, sourcing, and traceability standards. These compliance requirements can be costly and time-consuming, particularly for smaller or early-stage firms, and may require specialized personnel or legal support. Failure to meet these requirements could result in penalties, disqualification from future opportunities, or reputational damage with regulators and partners.

Finally, national security regulations can expose companies to sudden policy shifts, increased oversight, and geopolitical tensions. For example, government restrictions on foreign investment, export controls, or security-related audits could delay projects or restrict international collaboration. Additionally, companies that rely on materials, technologies, or partners from countries deemed adversarial by the U.S. government may face heightened scrutiny or prohibitions. These risks can introduce uncertainty into operational planning, supply chain decisions, and long-term strategic partnerships, particularly in a politically sensitive sector like critical mineral reclamation.

North Carolina State and Local Regulations: The North Carolina Mining Act of 1971 (NCGS §74) requires companies engaged in mining-related activities to obtain a state-issued mining permit, submit an environmental management plan, and post a reclamation bond. Although the Company's focus is on reprocessing historic tailings rather than traditional mining, similar regulatory standards apply due to the disturbance of surface materials and the potential for environmental discharges. These requirements aim to ensure responsible land use, environmental protection, and long-term site rehabilitation. The North Carolina Department of Environmental Quality (NCDEQ) oversees a range of permitting programs that the company must comply with. This includes permits related to air quality, water resources, solid waste handling, and sedimentation control. A chemical processing facility associated with tungsten reclamation will need to obtain individual permits in each relevant category and adhere to ongoing compliance obligations, including periodic environmental monitoring and reporting to regulatory authorities. In addition to state-level regulations, local land use and zoning laws may impose further restrictions and conditions on the company's operations. County regulations often address issues such as land use compatibility, operational hours, noise levels, dust control, and transportation routes for heavy equipment or processed materials. Failure to comply with local ordinances could result in delays, fines, or restrictions on expansion, making it essential for the company to engage with local planning authorities and communities early in the project development process.

Regulatory changes pose a significant risk to business operations, as shifts in government policies or legal requirements can directly impact our strategy, finances, and overall ability to operate.

New regulations may introduce stricter compliance requirements, leading to increased costs for training, legal consultation, and adjustments to business practices. For example, changes in labor laws, environmental standards, regulation of medical devices, or data privacy requirements could necessitate modifications in processes, technology, or infrastructure to remain compliant. The Company could find it impossible to become compliant. Failure to adapt promptly can result in fines, legal disputes, or restrictions on the business, damaging both financial stability and reputation. Regulatory changes can also affect market dynamics and the competitive landscape, potentially reducing profitability or limiting market access. A sudden change in tax laws, tariffs, or trade agreements can disrupt supply chains, alter product pricing, or decrease the competitiveness of certain goods or services. This uncertainty makes it difficult for companies to make long-term investment decisions, manage budgets, or forecast financial performance. Additionally, some regulatory changes may benefit new entrants or disruptors, forcing established companies to adapt quickly or risk losing market share.

Tungsten reclamation projects must often secure a wide array of permits before operations can begin, ranging from mining and reclamation permits to air and water discharge authorizations.

Each permit may involve different agencies and review periods, which introduces uncertainty and potential delay. In some cases, state and federal agencies require public comment periods or environmental reviews under laws like the National Environmental Policy Act (NEPA), further lengthening timelines. Delays can be especially pronounced when activities involve federal lands or historically disturbed sites. Agencies like the U.S. Army Corps of Engineers or the Bureau of Land Management may take months or even years to issue decisions, particularly when there are concerns about endangered species, cultural heritage, or cumulative environmental impacts. These delays can disrupt project financing, delay revenue generation, and increase overall development costs.

Many historic tungsten tailings sites are located on or adjacent to federal, state, or tribal lands, requiring coordination with land management agencies. Access to these sites may be subject to rights-of-way, seasonal restrictions, or land use designations that limit industrial activity.

Even if physical access is possible, regulatory access may be constrained by conservation mandates, protected species habitats, or overlapping claims. Such restrictions can create uncertainty in planning and development timelines, as companies may face delays or outright denials of land use approval. Reclamation activities may also require compliance with cultural resource protections or formal consultation processes under NEPA or the National Historic Preservation Act (NHPA). These requirements can significantly extend project lead times and reduce operational flexibility.

The price of tungsten is subject to significant volatility due to shifts in global demand, trade policy, and supply chain dynamics.

As a niche industrial metal, tungsten is particularly sensitive to changes in downstream sectors such as aerospace, defense, and electronics manufacturing. A downturn in these industries can lead to rapid price drops, making previously viable reclamation projects financially unfeasible. Volatility is also driven by global supply dynamics, including production levels in China, which dominates the tungsten market. Changes in export policy, tariffs, or production quotas from major producers can result in sudden price shocks. Companies relying on reclamation must contend with this uncertainty, which can affect investment decisions, financing terms, and long-term planning.

Many tungsten reclamation projects in the U.S. rely on support from federal programs related to critical minerals and strategic materials. This includes funding under the Defense Production Act, access to government procurement programs, or eligibility for public-private partnerships.

However, these programs are often subject to annual appropriations, changing agency priorities, or political shifts. Dependence on such support creates vulnerability if government funding is delayed, reduced, or eliminated. Policy changes may also introduce new eligibility requirements or shift focus to other critical minerals. If the Company builds its business model around assumed government support it may find itself unable to proceed with planned projects or meet financial obligations if that support is withdrawn.

The market for reclaimed tungsten, especially in specific forms such as ammonium paratungstate (APT), may be limited by purity standards, buyer specifications, or contractual barriers.

Potential customers in sectors like aerospace or defense may require long-term supply agreements, certified supply chain traceability, or technical validation before accepting material. These requirements can delay or prevent entry into the market. Additionally, competition from primary producers, especially in countries with lower production costs, may undercut the economic viability of selling reclaimed tungsten. If the company is unable to secure stable offtake agreements or access high-value markets, it may be forced to sell material at discounted prices, significantly affecting revenue projections and project sustainability.

Tungsten reclamation often involves working with tailings and mine waste from historic operations, which may be contaminated with heavy metals, acids, or other hazardous substances.

Under the Comprehensive Environmental Response, Compensation, and Liability Act (CERCLA), parties that conduct reclamation or disturb legacy waste may be held responsible for environmental cleanup, even if they did not originally contribute to the contamination. This legal framework creates a liability risk that is difficult to quantify in advance, as testing and remediation costs can escalate rapidly once operations begin. Regulatory authorities or local communities may demand further investigation of site history and cleanup activities beyond the scope of planned reclamation. In some instances, discovery of unknown contaminants or groundwater pollution could halt operations entirely and trigger long-term legal and financial exposure.

Reclamation of historic tailings relies heavily on assumptions about the quantity and quality of recoverable tungsten.

However, the composition of tailings can vary dramatically across a site or between sites, depending on historical mining and milling methods. Even tailings that initially test positive for tungsten content may yield lower-than-expected recoveries due to particle size, mineralogy, or chemical bonding. This variability can lead to inefficiencies in processing, reduced product output, and higher unit costs. Inconsistent material quality can also affect the performance of chemical or mechanical separation systems, requiring frequent adjustments and operational downtime. Failure to accurately predict or adapt to these variations can result in significant financial losses and project underperformance.

County or municipal zoning laws may restrict the types of industrial activities allowed on the land where tailings are located or where processing facilities are to be built.

Even if reclamation is technically permissible, local planning boards may impose limitations on hours of operation, noise levels, or traffic routes that constrain business flexibility. Navigating local zoning can involve public hearings, appeals, and negotiations that lengthen project timelines and introduce uncertainty. In some jurisdictions, zoning changes or conditional use permits may be required, which can trigger political or legal challenges. Conflicts with surrounding land uses—such as residential or recreational areas—can lead to restrictions that impair project economics or feasibility.

The Company intends to rely heavily on government contracts for its tungsten reclamation activities and it may face significant concentration and dependency risk.

Government contracts—whether for supply of reclaimed tungsten to defense agencies, participation in critical minerals programs, or funding through public-private partnerships—are often subject to budgetary cycles, shifting political priorities, and administrative discretion. A change in policy direction, leadership, or appropriations could result in delayed payments, scaled-back orders, or complete contract termination. This unpredictability can disrupt cash flow, hinder operational continuity, and undermine long-term business planning. Additionally, government contracts typically come with stringent compliance obligations, including performance benchmarks, reporting requirements, and supply chain transparency. Failure to meet these terms—whether due to technical delays, quality issues, or regulatory infractions—can trigger penalties, disqualification from future bids, or clawback of funds already disbursed. In competitive procurement environments, the loss of a single contract may significantly impact revenue if the company lacks a diversified customer base. Finally, reliance on government contracts exposes the company to reputational and operational risk from increased public scrutiny. Any perceived mismanagement of government resources, environmental violations, or stakeholder disputes may attract media attention or political inquiry, leading to reputational harm or added regulatory oversight. The company's fortunes may become overly tied to the continuation and favorability of government involvement in the critical minerals sector, leaving it vulnerable to decisions beyond its control.

If we are not able to maintain and enhance our brand, our ability to expand our base of users, our business and financial results may be harmed.

We believe that our brand has and will contribute to the success of our business. We also believe that maintaining and enhancing our brand is critical to expanding our customer base. Maintaining and enhancing our brand will depend largely on our ability to continue to provide quality materials, which we may not do successfully. We may introduce new products or services that customers do not like, or which do not function as effectively as intended or as well as those offered by competitors, which may negatively affect our brand and products. Maintaining and enhancing our brand will require us to make substantial investments and these investments may not be successful. If we fail to successfully promote and maintain our brand or if we incur excessive expenses in this effort, our business and financial results may be adversely affected.

The markets for our products may develop more slowly than we expect or may be negatively impacted by market conditions.

The markets for our products are large. However, our success will depend on continued growth of these markets. We do not know how successful the adoption of our products will be. In part, this may depend on how well we compete with our competitors who enter this space who may have more resources and time in the industry than we do or who are able to bring their products to market faster than we do. Moreover, we will incur substantial operating costs, particularly in sales and marketing and research and development, in attempting to develop market share. If the market for our products does not develop as we anticipate, or does not continue to grow, or grows more slowly than we expect, our operating results will be harmed. Additionally, concerns about the systemic impact of a potential widespread recession (in the U.S. or internationally) or geopolitical issues could lead to increased market volatility and diminished growth expectations, which in turn could result in reductions in spending by our existing and prospective customers. Prolonged economic slowdowns may result in lower sales of our products. As a result, broadening or protracted extension of an economic downturn could harm our business, revenue, results of operations, and cash flows.

The Company's business and reputation are impacted by information technology system failures and network disruptions.

The Company is exposed to information technology system failures or network disruptions caused by natural disasters, accidents, power disruptions, telecommunications failures, acts of terrorism or war, computer viruses, physical or electronic break-ins, ransomware or other cybersecurity incidents, or other events or disruptions. System redundancy and other continuity measures may be ineffective or inadequate, and the Company's business continuity and disaster recovery planning may not be sufficient for all eventualities. Such failures or disruptions can adversely impact the Company's business by, among other things, preventing access to the Company's online data, interfering with customer transactions or impeding the manufacturing and shipping of the Company's products. These events could materially adversely affect the Company's business, reputation, results of operations and financial condition.

Reliance on third-party service providers creates risks for the Company.

Some of the Company's operations may rely on the Company's third-party service providers to host and deliver parts, services, and data. Any interruptions, delays, or disruptions in and to the delivery of such services, security, or data, including without limitation any privacy breaches or failures in data collection, could expose the Company to liability and harm the Company's business and reputation.

The Company is not subject to Sarbanes-Oxley regulations and has identified material weaknesses in our internal control over financial reporting.

The Company does not have the internal control infrastructure that would meet the standards of a public company, including the requirements of the Sarbanes Oxley Act of 2002. As a privately-held (non-public) Company, the Company is currently not subject to the Sarbanes Oxley Act of 2002, and its financial and disclosure controls and procedures reflect its status as a development stage, non-public company.

In connection with the preparation of our financial statements for the year ended December 31, 2023, material weaknesses were identified in the design and operating effectiveness of our internal control over financial reporting, including insufficient information technology controls, entity-level controls, controls over the completeness and accuracy of information produced by the Company, and management review controls, including those over complex accounting and disclosure matters. A material weakness is a deficiency, or combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the annual or interim financial statements will not be prevented or detected on a timely basis. If we fail to remediate these material weaknesses, or if we experience additional material weaknesses in the future or otherwise fail to maintain effective internal control over financial reporting in the future, we may not be able to accurately or timely report our financial condition or results of operations, which may adversely affect investor confidence in us and, as a result, the value of our common stock.

Additionally, if it were necessary to implement an internal control infrastructure that would meet the standards of the Sarbanes Oxley Act of 2002, the cost to the Company of such compliance could be substantial and could have a material adverse effect on the Company's results of operations.

There may be deficiencies with our internal controls that require improvements, and if we are unable to adequately evaluate internal controls, we may be subject to sanctions.

As a Regulation CF issuer, we will not need to provide a report on the effectiveness of our internal controls over financial reporting, and we will be exempt from the auditor's attestation requirements concerning any such report. We do not know whether our internal control procedures are effective and therefore there is a greater likelihood of undiscovered errors in our internal controls or reported financial statements as compared to issuers that have conducted such evaluations.

The Company's management and executives have significant flexibility with regard to the Company's operations and investments.

The Company's agreements and arrangements with its management have been established by the Manager and may not be on an arm's-length basis. The Manager and our executives have considerable discretion with respect to all decisions relating to the terms and timing of transactions.

The liability of the management is limited.

As a result of certain exculpation and indemnification provisions in the Company Agreement, management may not be liable to the Company or its investors for errors of judgment or other acts or omissions not constituting fraud, intentional misconduct, criminal act, or gross negligence. A successful claim for such indemnification would deplete the assets of the Company by the amount paid.

The borrowing of funds increases the risks of adverse effects on the Company's financial condition.

The Company may seek other capital sources if needed in the future to execute its business plan. The Company may incur certain indebtedness with debt financing to raise that capital. Payments of principal and interest will reduce cash available for distribution and/or reserve funds set aside for contingencies. If variable rate debt is incurred, increases in interest rates would increase interest costs, which would reduce the Company's returns. If the Company is unable to obtain such financing, that failure to do so may have a material and adverse effect on the Company's operations. In such an event, investors could lose some or all of their investments.

Economic conditions in the current period of disruption and instability could adversely affect our ability to access the capital markets, in both the near and long term, and thus adversely affect our business and liquidity.

The current economic conditions related to inflation and rising interest rates have had, and likely will continue to have, for the foreseeable future, a negative impact on the capital markets. Even if we can raise capital, it may not be at a price or on terms that are favorable to us. We cannot predict the occurrence of future disruptions or how long the current conditions may continue.

Current uncertainty in global economic conditions, including volatility and inflation could adversely affect our revenue and business.

Global inflation increased during 2023 and 2024. Geopolitical tensions, as well as the related international response, have exacerbated inflationary pressures, including causing increases in the price for goods and services and exacerbated global supply chain disruptions, which have resulted in, and may continue to result in, shortages in materials and services and related uncertainties. Such shortages have resulted in and may continue to result in cost increases for labor, equipment, fuel, materials and services, and could continue to cause costs to increase, and also result in the scarcity of certain materials. We cannot predict any future trends in the rate of inflation or volatility spill-over effects between international financial markets, or other negative economic factors or associated increases in our operating costs and how that may impact our business. To the extent we are unable to recover higher operating costs resulting from inflation or otherwise mitigate the impact of such costs on our business, our revenues and gross profit could decrease, and our financial condition and results of operations could be adversely affected. Supply chain disruptions could represent a challenge for the company which may have a material adverse effect in the Company's operations. In order to mitigate the possible effects of supply chain disruptions, management is continuously monitoring global economic conditions and has taken actions to prevent or minimize the impact resulting from these supply chain disruptions, such as the use of multiple vendors that supply the identical parts, making minor engineering modifications to our products for ease and speed of changing components and increasing our inventory to shorten delivery times to our customers. Our efforts are intended to have no impact on our product quality, reliability or regulatory approvals.

Failure to effectively manage our expected growth could place strains on our managerial, operational and financial resources and could adversely affect our business and operating results.

Our expected growth could place a strain on our managerial, operational and financial resources. Any further growth by us, or any increase in the number of our strategic relationships, may increase the strain on our managerial, operational and financial resources. This strain may inhibit our ability to achieve the rapid execution necessary to implement our business plan and could have a material adverse effect on our financial condition, business prospects and operations and the value of an investment in our company.

Reclamation and chemical processing sites must comply with stringent occupational health and safety regulations administered by agencies such as the Mine Safety and Health Administration (MSHA) and the Occupational Safety and Health Administration (OSHA).

The use of heavy equipment, exposure to chemical reagents, and handling of tailings with potentially hazardous content introduce multiple safety hazards. Any lapse in safety training, procedures, or equipment maintenance can lead to accidents, injuries, or fatalities, resulting in work stoppages, legal claims, or regulatory penalties. Tailings reprocessing may generate airborne particulates or chemical fumes that require specialized ventilation and monitoring systems. Maintaining compliance with all safety standards requires continuous oversight, and any failure to do so exposes the company to significant legal and financial consequences.

Changes in employment laws or regulation could harm our performance.

Various federal and state labor laws govern the Company's relationship with our employees and affect operating costs. These laws may include minimum wage requirements, overtime pay, healthcare reform and the implementation of various federal and state healthcare laws, unemployment tax rates, workers' compensation rates, citizenship requirements, union membership and sales taxes. A number of factors could adversely affect our operating results, including additional government-imposed increases in minimum wages, overtime pay, paid leaves of absence and mandated health benefits, mandated training for employees, changing regulations from the National Labor Relations Board and increased employee litigation including claims relating to the Fair Labor Standards Act.

Our employees may engage in misconduct or improper activities.

The Company, like any business, is exposed to the risk of employee fraud or other misconduct. Misconduct by employees could include intentional failures to comply with laws or regulations, provide accurate information to regulators, comply with applicable standards, report financial information or data accurately or disclose unauthorized activities to the Company. In particular, sales, marketing and business arrangements are subject to extensive laws and regulations intended to prevent fraud, misconduct, kickbacks, self-dealing and other abusive practices. These laws and regulations may restrict or prohibit a wide range of pricing, discounting, marketing and promotion, sales commission, customer incentive programs and other business arrangements. Employee misconduct could also involve improper or illegal activities which could result in regulatory sanctions and serious harm to our reputation.

Staffing risks can significantly impact our business, particularly when it comes to recruiting and retaining advanced talent*.*

A shortage of skilled employees may lead to operational inefficiencies, reduced productivity, and increased costs associated with training new hires. High turnover rates can disrupt workflow and strain remaining staff, resulting in burnout and further turnover, especially considering our large time for onboarding and our in-house training requirements. Furthermore, inadequate hiring processes can lead to hiring unsuitable candidates who may not fit the company's culture or lack the necessary skills, negatively impacting team dynamics and overall performance. If we have large growth, we may find it difficult to meet the staffing needs associated with such growth. In addition, it may become more difficult to monitor the effectiveness of our distributed workforce. Additionally, compliance and legal risks are inherent in managing staff. Failure to adhere to labor laws, including fair wage practices, safety regulations, and non-discriminatory hiring, can result in legal disputes, fines, and reputational damage. Mismanagement of employee benefits, payroll, or contractual obligations can also create financial risks. Lastly, protecting and managing our intellectual property with a remote or widespread workforce may prove difficult and/or costly.

Our business plan is speculative.

Our present business and planned business are speculative and subject to numerous risks and uncertainties. There is no assurance that the Company will generate significant revenues or profits.

Our expenses could increase without a corresponding increase in revenues.

Our operating and other expenses could increase without a corresponding increase in revenues, which could have a material adverse effect on our financial results and on your investment. Factors which could increase operating and other expenses include but are not limited to (1) increases in the rate of inflation, (2) increases in taxes and other statutory charges, (3) changes in laws, regulations or government policies which increase the costs of compliance with such laws, regulations or policies, (4) significant increases in insurance premiums, and (5) increases in borrowing costs.

Our bank accounts will not be fully insured.

The Company's regular bank accounts and the escrow account for this Offering each have federal insurance that is limited to a certain amount of coverage. It is anticipated that the account balances in each account may exceed those limits at times. In the event that any of the Company's banks should fail, we may not be able to recover all amounts deposited in these bank accounts.

Our operating plan relies in large part upon assumptions and analyses developed by the Company. If these assumptions or analyses prove to be incorrect, the Company's actual operating results may be materially different from our forecasted results*.*

Whether actual operating results and business developments will be consistent with the Company's expectations and assumptions as reflected in its forecast depends on a number of factors, many of which are outside the Company's control, including, but not limited to:

- whether the Company can obtain sufficient capital to sustain and grow its business;
- our ability to manage the Company's growth;
- whether the Company can manage relationships with key vendors and advertisers;
- demand for the Company's products and services;
- the timing and costs of new and existing marketing and promotional efforts and/or competition;
- the Company's ability to retain existing key management, to integrate recent hires and to attract, retain and motivate qualified personnel;
- the overall strength and stability of domestic and international economies
- consumer spending habits.

Unfavorable changes in any of these or other factors, most of which are beyond the Company's control, could materially and adversely affect its business, results of operations and financial condition.

Our operations may not be profitable.

The Company may not be able to generate significant revenues in the future. In addition, we expect to incur substantial operating expenses in order to fund the expansion of our business. As a result, we may experience substantial negative cash flow for at least the foreseeable future and cannot predict when, or even if, the Company might become profitable.

Our business model is evolving.

Our business model is likely to continue to evolve. Accordingly, our initial business model may not be successful and may need to be changed. Our ability to generate significant revenues will depend, in large part, on our ability to successfully market our products to potential users who may not be convinced of the need for our products and services or who may be reluctant to rely upon third parties to develop and provide these products. We intend to continue to develop our business model as the Company's market continues to evolve.

Because we are a "start-up", we face a material risk of business failure.

We were formed on May 8, 2025. We are therefore an "early stage" business. Our efforts to date have consisted mostly of formulating our business plan (a process which is still ongoing), developing our products, and securing our intellectual property we will need for our business, and commencing initial business operations. We have generated relatively limited revenue and incurred net losses. As such, we face a material risk of business failure.

The likelihood of our ability to meet our business goals must be considered in light of the significant expenses, complications and delays frequently encountered in connection with the establishment and expansion of new businesses and the nascent, rapidly evolving and highly competitive environment in which we operate. There is a material risk that future revenue from sales of our kits and services or our other planned business activities may not occur or may not be significant enough for us to generate positive cash flows or profit at all. Future revenue, positive cash flows or profits, if any, will depend on many factors, including initial (and continued) market acceptance of our product offerings and the successful implementation of our business strategies.

Moreover, if we are unable to develop and implement other business strategies that generate revenue, our ability to achieve near and long-term growth would be significantly impaired, and our business might fail. There can be no assurance that our future results of operations will generate positive cash flows or be profitable or that our strategies, even if implemented, will increase the value of the Company.

Incidents or adverse publicity concerning our Company or our products could harm our reputation as well as negatively impact our revenues and profitability.

Our reputation is an important factor in the establishment and potential future growth of our business. Our ability to attract and retain customers depends, in part, upon the external perceptions of our Company, the intellectual property assets and individuals we are associated with, and our corporate and management integrity. If market recognition or the perception of our company diminishes, there may be a material adverse effect on our revenues, profits, and cash flow.

Our business is highly dependent on the efforts and dedication of our officers and other employees, and the loss of one or more key employees, or our inability to attract and retain qualified personnel, could adversely affect our business.

Our Manager, officers and employees are at the heart of all of our business efforts. It is their skill, creativity and hard work that drive our success. In particular, our success depends to a significant extent on the continued service and performance of our senior management team. We are highly dependent on their knowledge base and industry relationships, and believe they are integral to the success of our business. The loss of any member of our senior management team, or of any other key employees could impair our ability to execute our business plan and could therefore have a material adverse effect on our business, financial condition and results of operations. We do not currently maintain key man life insurance policies on any member of our senior management team or on our other key employees.

Litigation or legal proceedings could expose us to liabilities.

We may in the future become party to litigation claims and legal proceedings. We face litigation risks regarding a variety of issues, including without limitation, copyright infringement, allegations against us, alleged violations of federal and state labor and employment laws, securities laws, cryptocurrency and digital asset laws and other matters. These proceedings may be time-consuming, expensive and disruptive to normal business operations. The defense of such lawsuits could result in significant expense and the diversion of our management's time and attention from the operation of our business. Costs we incur to defend or to satisfy a judgment or settlement of these claims may not be covered by insurance or could exceed the amount of that coverage or increase our insurance costs and could have a material adverse effect on our financial condition, results of operations, liquidity and cash flows.

Risks Related to the Offering

The U.S. Securities and Exchange Commission does not pass upon the merits of the Securities or the terms of the Offering, nor does it pass upon the accuracy or completeness of any Offering document or literature.

You should not rely on the fact that our Form C is accessible through the U.S. Securities and Exchange Commission's EDGAR filing system as an approval, endorsement, or guarantee of compliance as it relates to this Offering. The U.S. Securities and Exchange Commission has not reviewed this Form C, nor any document or literature related to this Offering.

Neither the Offering nor the Securities have been registered under federal or state securities laws.

No governmental agency has reviewed or passed upon this Offering or the Securities. Neither the Offering nor the Securities have been registered under federal or state securities laws. Investors will not receive any of the benefits available in registered offerings, which may include access to quarterly and annual financial statements that have been audited by an independent accounting firm. Investors must therefore assess the adequacy of disclosure and the fairness of the terms of this Offering based on the information provided in this Form C and the accompanying exhibits.

The Company's management may have broad discretion in how the Company uses the net proceeds of the Offering.

The Company's management will have considerable discretion over the use of proceeds from the Offering. You may not have the opportunity, as part of your investment decision, to assess whether the proceeds are being used appropriately.

The Company has the right to limit individual investor commitment amounts.

The Company may prevent any investor from committing more than a certain amount in this Offering for any reason. This means that your desired investment amount may be limited or lowered based solely on the Company's determination and not in line with relevant investment limits set forth by the Regulation CF rules. This also means that other investors may receive larger allocations of the Offering based solely on the Company's determination.

The Company has the right to extend the Offering Deadline.

The Company may extend the Offering Deadline beyond what is currently stated herein. This means that your investment may continue to be held in escrow while the Company attempts to raise the Target Offering Amount even after the Offering Deadline stated herein is reached. While you have the right to cancel your investment in the event the Company extends the Offering Deadline, if you choose to reconfirm your investment, your investment will not be accruing interest during this time and will simply be held until such time as the new Offering Deadline is reached without the Company receiving the Target Offering Amount, at which time it will be returned to you without interest or deduction, or the Company receives the Target Offering Amount, at which time it will be released to the Company to be used as set forth herein. Upon or shortly after the release of such funds to the Company, the Securities will be issued and distributed to you.

The Company may end the Offering early.

If the Target Offering Amount is met after 21 calendar days, but before the Offering Deadline, the Company can end the Offering by providing notice to investors at least 5 business days prior to the end of the Offering. This means your failure to participate in the Offering in a timely manner may prevent you from being able to invest in this Offering – it also means the Company may limit the amount of capital it can raise during the Offering by ending the Offering early.

The Company has the right to conduct multiple closings during the Offering.

If the Company meets certain terms and conditions, an intermediate closing of the Offering can occur, which will allow the Company to draw down the proceeds committed and captured in the Offering during the relevant period. The Company may choose to continue the Offering thereafter. Investors should be mindful that this means they can make multiple investment commitments in the Offering, which may be subject to different cancellation rights. For example, if an intermediate close occurs and later a material change occurs as the Offering continues, investors whose investment commitments were previously closed upon will not have the right to re-confirm their investment as it will be deemed to have been completed prior to the material change.

Using a credit card to purchase Interests may impact the return on your investment as well as subject you to other risks inherent in this form of payment.

Investors in this offering may have the option of paying for their investment with a credit card, which is not usual in the traditional investment markets. Transaction fees charged by your credit card company and interest charged on unpaid card balances (which can reach almost 25% in some states) add to the effective purchase price of the interests you buy. The cost of using a credit card may also increase if you do not make the minimum monthly card payments and incur late fees. Using a credit card is a relatively new form of payment for securities and will subject you to other risks inherent in this form of payment, including that, if you fail to make credit card payments (e.g. minimum monthly payments), you risk damaging your credit score and payment by credit card may be more susceptible to abuse than other forms of payment. Moreover, where a third-party payment processor is used, as in this offering, your recovery options in the case of disputes may be limited. The increased costs due to transaction fees and interest may reduce the return on your investment.

The SEC's Office of Investor Education and Advocacy issued an Investor Alert dated February 14, 2018 entitled Credit Cards and Investments – A Risky Combination, which explains these and other risks you may want to consider before using a credit card to pay for your investment.

Investors in this Offering may not be entitled to a jury trial with respect to claims arising under the Subscription Agreement, which could result in less favorable outcomes to the plaintiff(s) in any action under these Agreements.

Investors in this offering will be bound by the Subscription Agreement, which includes a provision under which investors waive the right to a jury trial of any claim, other than claims arising under federal securities laws, that they may have against the Company arising out of or relating to these agreements. By signing the Subscription Agreement, the investor warrants that the investor has reviewed this waiver with his or her legal counsel, and knowingly and voluntarily waives the investor's jury trial rights following consultation with the investor's legal counsel.

The Subscription Agreement has a dispute resolution provision that requires disputes to be resolved by binding arbitration pursuant to Delaware law, regardless of convenience or cost to you, the investor.

As part of this investment, each investor will be required to agree to the terms of the Subscription Agreement included as part of the Subscription Booklet. In the agreement, investors agree to waive the right to trial by jury and to resolve disputes arising under the Subscription Agreement through binding arbitration. Waiving the right to a jury trial means agreeing to have your case decided by an arbitrator rather than a jury of peers. A jury trial allows ordinary citizens to assess evidence and witness testimony, which can sometimes bring empathy or a broader perspective. An arbitrator may be more neutral but also more focused on strict legal interpretations. In addition, arbitrators may have unconscious biases or be influenced by previous similar cases, and their decision-making is not as varied as a jury panel. Arbitrators often hear numerous cases, which can sometimes affect their perception of individual cases. Furthermore, in a jury trial, you may appeal based on claims like jury misconduct or flawed jury instructions.

With arbitration, under the Subscription Agreement, if the amount in controversy exceeds $50,000.00, any party may appeal the arbitrator's award to a three-arbitrator panel within thirty (30) days of the final award. This waiver may not apply to claims under the Securities Act or the Exchange Act. Section 27 of the Exchange Act creates exclusive federal jurisdiction over all suits brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder. As a result, the dispute resolution provision may not apply to suits brought to enforce any duty or liability created by the Exchange Act or any other claim for which the federal courts have exclusive jurisdiction. You will not be deemed to have waived the Company's compliance with the federal securities laws and the rules and regulations thereunder. Although we believe the provision benefits the Company by providing increased consistency in the application of Delaware law in the types of lawsuits to which it applies and in limiting our litigation costs, if a court were to find the provision inapplicable to, or unenforceable in an action, the Company may incur additional costs associated with resolving such matters in other jurisdictions, which could adversely affect its business, financial condition or results of operations. Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. The Company believes that the dispute resolution provision applies to claims arising under the Securities Act, but there is uncertainty as to whether a court would enforce such a provision in this context.

The Company has neither sought nor obtained an independent valuation determining the terms of this Offering.

The Company determined the per-share price from an arbitrary internal valuation analysis. Therefore, the Offering price does not necessarily bear any simple relationship to the Company's assets, earnings, book value, net tangible value, or other generally accepted criteria of value for investment. Because of the uncertainty of the Company's valuation, we cannot assure you that you will be able to resell the Interests at the Offering price (or at any other price), and you risk overpaying for your investment.

If we are required to register any Securities under the Exchange Act, it would result in significant expense and reporting requirements that would place a burden on our management.

Subject to certain exceptions, Section 12(g) of the Exchange Act requires an issuer with more than $10 million in total assets to register a class of its equity securities with the Commission under the Exchange Act if the securities of such class are held of record at the end of its fiscal year by more than 2,000 persons or 500 persons who are not "accredited investors." To the extent the Section 12(g) assets and holders limits are exceeded, we intend to rely upon a conditional exemption from registration under Section 12(g) of the Exchange Act contained in Rule 12g6 under the Exchange Act (the "**Reg. CF Exemption**"), which exemption generally requires that the issuer (i) be current in its Regulation CF filings as of its most recently completed fiscal year end; (ii) engage a transfer agent that is registered under Section 17A(c) of the Exchange Act to perform transfer agent functions; and (iii) have less than $25 million in assets as of the last business day of its most recently completed fiscal year. If the number of record holders of any Securities exceeds either of the limits set forth in Section 12(g) of the Exchange Act and we fail to qualify for the Reg. CF Exemption, we will be required to register such Securities with the Commission under the Exchange Act. If we are required to register any Securities under the Exchange Act, it would result in significant expense and reporting requirements that would place a burden on our Company and may divert attention from management of the Company.

Risks Related to the Securities

The Securities will not be freely transferable under the Securities Act until one year from the initial purchase date. Although the Securities may be transferable under federal securities law, state securities regulations may apply, and each investor should consult with their attorney.

You should be aware of the long-term nature of this investment. There is not now and likely will not ever be a public market for the Securities. Because the Securities have not been registered under the Securities Act or under the securities laws of any state or foreign jurisdiction, the Securities have transfer restrictions and cannot be resold in the United States except pursuant to Rule 501 of Regulation CF. It is not currently contemplated that registration under the Securities Act or other securities laws will be effected. Limitations on the transfer of the Securities may also adversely affect the price that you might be able to obtain for the Securities in a private sale. Investors should be aware of the long-term nature of their investment in the Company. In addition, there currently is no market for our Interests.

Investors will not be entitled to any inspection or information rights other than those required by law.

Investors will not have the right to inspect the books and records of the Company or the Co-Issuer, or to receive financial or other information from each, other than as required by law. Other security holders of the Company may have such rights. Regulation CF requires only the provision of an annual report on Form C and no additional information. Additionally, there are numerous methods by which the Company can terminate annual report obligations, resulting in no to limited information rights owed to investors.

The Securities acquired in this Offering may be significantly diluted as a consequence of subsequent equity financings and conversion of warrants, options and convertible debt.

The Company's and the Co-Issuer's equity securities will be subject to dilution. The Company may issue additional equity to employees and third-party financing sources in amounts that are uncertain at this time, and as a consequence, holders of the Securities offered herein will be subject to dilution in an unpredictable amount. Such dilution may reduce the investor's control and economic interests in the Company.

The amount of additional financing needed by the Company will depend upon several contingencies not foreseen at the time of this Offering. Generally, additional financing (whether in the form of loans or the issuance of other securities) will be intended to provide the Company with enough capital to reach the next major corporate milestone. If the funds received in any additional financing are not sufficient to meet the Company's needs, the Company may have to raise additional capital at a price unfavorable to their existing investors, including the holders of the Securities. The availability of capital is at least partially a function of capital market conditions that are beyond the control of the Company. There can be no assurance that the Company will be able to accurately predict the future capital requirements necessary for success or that additional funds will be available from any source. Failure to obtain financing on favorable terms could dilute or otherwise severely impair the value of the Securities.

Because we have not paid distributions in the past and do not expect to pay distributions in the near future, any return on investment may be limited to the value of the Interests and Units.

We are a new company and have never paid cash distributions and do not anticipate paying cash distributions in the foreseeable future. The payment of distributions will depend on earnings, financial condition and other business and economic factors affecting it at such a time that management may consider relevant. If we do not pay distributions, the Units and Interests may be less valuable because a return on your investment will only occur if their price appreciates.

There is no market for the Units or Interests.

Neither the Units nor Interests are listed on any exchange or otherwise publicly traded. There is no assurance that an investor will realize a return on their investment or that they will not lose their entire investment.

IN ADDITION TO THE RISKS LISTED ABOVE, RISKS AND UNCERTAINTIES NOT PRESENTLY KNOWN, OR WHICH WE CONSIDER IMMATERIAL AS OF THE DATE OF THIS FORM C, MAY ALSO HAVE AN ADVERSE EFFECT ON OUR BUSINESS AND RESULT IN THE TOTAL LOSS OF YOUR INVESTMENT.


THE OFFERING


The Company has set a Target Offering Amount of $4,999.50, and a Maximum Offering Amount up to $4,999,999.50 of Interests in $2.25 increments. Investments will be made through our Co-Issuer for $2.25 per Share and the Co-Issuer will purchase a corresponding number of Units from the Company. Interests in the Co-Issuer will be sold on the same terms as Units in the Company. The minimum investment for each investor is $999.00, unless waived by the Co-Issuer on a case-by-case basis for any reason or no reason at all. Fractional Units and Interests, including any Bonus Equity, will not be issued by the Company and nor the Co-Issuer. Any fractional Units or Interests will be rounded up to the nearest whole Unit or Interest, including Bonus Equity. We must raise an amount equal to or greater than the Target Offering Amount by December 2, 2026. Unless we raise the Target Offering Amount by the Offering Deadline, no Securities will be sold in this Offering, all investment commitments will be canceled, and all committed funds will be returned without interest or deduction. (Note: the Target offering Amount has been raised as of the date of this offering statement).

Investment commitments may be accepted or rejected by us, in whole or in part, in the sole and absolute discretion of our Manager. We have the right to cancel or rescind our offer to sell the Securities at any time and for any reason. The Intermediary has the ability to reject any investment commitment and may cancel or rescind our offer to sell the Securities at any time for any reason.

Bonus Perks

The Company and its Co-Issuer are offering additional bonus Units and bonus Interests, respectively, for investors who invest certain amounts and within certain time periods (collectively, the "**Bonus Equity**"). The Bonus Equity, when earned, will be issued simultaneously with the Units and Interests purchased through this Offering. For the avoidance of doubt, Bonus Equity will be identical in class and rights as the Units and Interests offered through this Offering.

Bonus Equity Investment Requirements

Time Based Perks

The Company offering Bonus Equity based on the time of investments. Investors who purchase Units between May 14, 2026 to June 12, 2026 will receive Bonus Equity equal to 5% of the Units purchased. Investors who purchase Units between June 13, 2026 to July 12, 2026 will receive Bonus Equity equal to 3% of the Units purchased. Investors who purchase Units between July 13, 2026 to August 11, 2026 will receive Bonus Equity equal to 1% of the Units purchased.

Investments must be made by 11:59pm PT on the last day of the applicable investment period in order to qualify for the corresponding Bonus Equity.

Volume Based Perks

Minimum Investment Amount	Percentage Bonus
$1,000	5%
$2,500	7%
$5,000	10%
$10,000	15%
$25,000 or more	18%

Bonus Equity Stackable

The Bonus Equity is stackable. For example, if an investor makes a $1,125 investment within the first 30 days of the Offering, they qualify for the time based 5% Bonus Equity for investing in the first 30 days of the Offering and the volume based 5% Bonus Equity for investing a minimum of $1,000. They would receive 500 Interests/Units for the initial purchase, and 50 Bonus Equity (10% total) for a total of 550 Interests/Units.

Bonus Equity Cumulative

The Bonus Equity is cumulative. For example, if an investor makes a $540 investment within the first 30 days of the Offering, they qualify for the time based 5% Bonus Equity and would receive 240 Interests/Units for the purchase and 12 Bonus Equity for the time based perks for a total of 252 Interests/Units. If the same investor then makes an add on investment of $540 on day 35, they will qualify for the time based 2% Bonus Equity and the volume based 5% Bonus Equity since their aggregate investment amount is $1,080. They would receive an additional 240 Interests/Units for the purchase, 11 Bonus Equity for the 2% time based bonus perks (calculated based only on the new investment amount of $540), and 12 Bonus Equity for the time based perks. The investor would receive a total of 263 additional Units/Interests. In total the investor will receive 492 Interests/Units.

Bonus Equity Dilution Considerations

Investors need to be aware that issuance of Bonus Equity effectively reduces the price of the Units and Interests and will dilute any investor who either does not qualify for Bonus Equity or qualifies for a lower percentage of Bonus Equity compared to other investors.

DealMaker Securities LLC has not been engaged to assist in the distribution of the Bonus Equity and will not receive any compensation related to the Bonus Equity.

Intermediary and Escrow

In order to purchase the Securities, you must complete the purchase process through our Intermediary, DealMaker Securities LLC. All committed funds will be held in escrow with our Escrow Facilitator, Enterprise Bank & Trust, a Missouri chartered trust company with banking powers, until released to the Company following one or more closings. Each investor may cancel its investment commitment until up to 48 hours prior to the Offering Deadline, or such earlier time(s) as the Company designates for a closing pursuant to Regulation CF, using the cancellation mechanism provided by the Intermediary.

Fees and Commissions

Our Intermediary and its affiliates will receive the following commissions and fees related to the Offering:

Activation/Setup Fee of $33,250
- $8,750 payable to DealMaker Securities LLC for pre-offering due diligence
- $3,500 payable to DealMaker for infrastructure for self-directed electronic roadshow
- $21,000 payable to DealMaker Reach LLC for consulting and developing materials for self-directed electronic roadshow

Monthly Subscription Fee of $2,000 per month for account management and software access

Usage Fee 8.5% of proceeds raised through the Offering

Marketing Services of $13,000 per month payable to DealMaker Reach LLC

Use of Proceeds

The following table illustrates how we intend to use the net proceeds received from this Offering, assuming we raise the Maximum Offering Amount.

Use of Proceeds	Maximum Offering Amount	Percentage	Target Offering Amount	Percentage
Fees to Intermediary	$501,700.00[1]	10.03%	$1,925.00[2]	38.50%
Business Development	$500,000.00	10.03%	-	-
Equipment	$500,000.00	10.00%	-	-
Sales and Marketing	$200,000.00	4.00%	-	-
Management Compensation	$105,000.00	2.10%	-	-
Employees and Working Capital	$3,193,299.50	63.87%	$3,074.50	61.50%
Total	**$4,999,999.50**	**100.00%**	**$4,999.50**	**100.00%**

(1) Fees include 8.5% of Offering proceeds raised ($425,000), $33,250 in onboarding/activation fees related to the Offering, $1,750 in onboarding fees with our transfer agent, subscription fee for account management and software access for six months ($12,000), marketing services for three months ($39,000), and shareholder services fee for six months ($1,500). Fee amounts may increase if not covered by operational cash flow after six months.

(2) Start-up expenses and fees will be advanced by the Company's management and reimbursed through Offering proceeds as sufficient capital is raised. As of December 31, 2025, the Company is indebted to Waterfield Holdings, LLC in the amount of $194,179.00 for start-up expenses and fees.

The Company has the discretion to alter the use of proceeds set forth above to adhere to the Company's business plan and liquidity requirements. For example, economic conditions may alter the Company's general marketing or general working capital requirements.

Investor Suitability

In order to purchase the Securities, investors must make a commitment to purchase Interests by completing the subscription process hosted by DealMaker Securities LLC, our Intermediary, including complying with the Intermediary's know your customer (KYC) and anti-money laundering (AML) policies.

Pursuant to the Subscription Agreement, each investor must represent and warrant that the investor is a "qualified purchaser," as defined in 17 C.F.R. §§ 227.100, .1,000 for purposes of section 18(b)(3) of the Securities Act (15 U.S.C. § 77r(b)(3)), meaning the investor is either:

A.   an "Accredited Investor" as defined in Rule 501 of Regulation D (17 U.S.C. § 230.501) under the Securities Act and indicated on the U.S. Accredited Investor Certificate attached hereto; or

B.   the investor's subscription amount plus all other investments by investor pursuant to Regulation Crowdfunding (Section 4(a)(6) of the Securities Act) during the twelve (12) month period preceding the date of the Subscription Agreement does not represent:

i.   Where the investor's annual income AND net worth are both equal to or greater than $124,000, more than 10% of the greater of investor's annual income or net worth, subject to a maximum investment of $124,000.

ii.   Where the investor's annual income OR net worth is less than $124,000, more than the greater of $2,500 or 5% of the greater of the investor's annual income or net worth.

iii.   For this subparagraph, net worth is determined in the same manner as for an Accredited Investor.

Material Changes

If any material change occurs related to the offering prior to the current Offering Deadline, the Company will provide notice to investors and receive reconfirmations from investors who have already made commitments but have not yet had such commitments accepted by the Company. If an investor does not reconfirm their investment commitment after a material change is made to the terms of the offering within five (5) business days of receiving notice, the investor's investment commitment will be cancelled, and the committed funds will be returned without interest or deductions. If an investor does not cancel an investment commitment before the Target Offering Amount is reached, the funds will be released to the Company upon the closing and the investor will receive the Securities in exchange for their investment.

Payments for Investments

Investors must process payments for investments through the Intermediary's platform. The funds will be held in escrow with the Escrow Facilitator until the Target Offering Amount has been met or exceeded and one or more closings occur. Investors may cancel an investment commitment up to 48 hours prior to the Offering Deadline, or such earlier time as such earlier time the Company designates pursuant to Regulation CF, using the cancellation mechanism provided by the Intermediary. If an investor does not cancel an investment commitment before the 48-hour period prior to the Offering Deadline, the funds will be released to the issuer upon closing of the offering and the investor will receive securities in exchange for his or her investment.

Closings

In the event an amount equal the Target Offering Amount is committed and meets all required terms of the Offering prior to the Offering Deadline, the Company may conduct a closing of the Offering early, provided the early closing date must be at least twenty-one (21) days from the time the Offering opened. The Company may conduct subsequent closings on a rolling basis after it has conducted an initial closing until (i) all Interests have been sold or (ii) the Offering Deadline. All investors with unaccepted subscription commitments will receive notice of their scheduled closing date at least five (5) business days prior to such closing (absent a material change that would require an extension of the Offering and reconfirmation of all investment commitments). Investors who committed on the date such notice is provided or prior to the issuance of such notice will be able to cancel their investment commitment until 48 hours before each closing date.

Investor funds will be held in escrow with Enterprise Bank & Trust, a Missouri chartered trust company with banking powers until released to the Company following a closing. The Company will notify investors when the Target Offering

Amount has been reached through the Intermediary. If the Company reaches the Target Offering Amount prior to the Offering Deadline, it may close the Offering early provided (i) the expedited Offering Deadline must be at least twenty-one (21) days from the time the Offering was opened, (ii) the Intermediary must provide at least five (5) business days' notice prior to the expedited Offering Deadline to the investors, and (iii) the Company continues to meet or exceed the Target Offering Amount on the date of the expedited Offering Deadline.

The Company will return all funds to investors in the event a Form C-W is ultimately filed in relation to this Offering, regardless of whether multiple closings are conducted.

Investment commitments are not binding on the Company until they are accepted by the Company, which reserves the right to reject, in whole or in part, in its sole and absolute discretion, any investment commitment. If the Company rejects all or a portion of any investment commitment, the applicable prospective investor's funds will be returned without interest or deduction.

Notifications

Investors will receive periodic notifications regarding certain events pertaining to this offering, such as the company reaching its offering target, the company making an early closing, the company making material changes to its Form C, and the offering closing at its target date.

DESCRIPTION OF SECURITIES

The Company

The rights and obligations of the Company's members are governed by its Certificate of Formation and Company Agreement attached to this offering statement as Exhibit B and Exhibit C, respectively. Review these exhibits for a complete description of the Company's Units. The following summary covers certain significant provisions of the Company Agreement and is qualified in its entirety by the provisions of the Company Agreement. It is the intent of the Company that this offering statement accurately summarize and represent the terms of the Company Agreement. However, in the event that any term of this offering statement conflicts with the Company Agreement, the Company Agreement shall control. Each prospective investor should carefully study the Company Agreement its entirety before investing. Capitalized but undefined terms in this section shall have the meaning set forth in the Company Agreement.

Interests in the Company

Membership interests in the Company are represented by Units and divided among Class A and Class B Units. The Company is authorized to issue an unlimited number of Units. The Company has the authority to create additional classes of Units without Member approval. As of April 23, 133,333,333 Class A Units and 24,698 Class B Units are issued and outstanding. Un-issued Units may not be voted or allocated profits, losses, or distributions.

The Manager

United States Tungsten Resources, LLC, a Delaware limited liability company, is the Manager of the Company. The Manager will manage all business and affairs of the Company. The Manager will direct, manage, and control the Company to the best of its ability and will have full and complete authority, power, and discretion to make any and all decisions and to do any and all things that the Manager deems to be reasonably required to accomplish the business and objectives of the Company.

The Members

The Members of the Company are not permitted to take part in the management or control of the business or operations of the Company. Assuming that the Company is operated in accordance with the terms of the Company Agreement, a Member generally will not be liable for the obligations of the Company in excess of its total capital contributions and share of undistributed profits. However, a Member may be liable for any distributions made to the Member if, after such distribution, the remaining assets of the Company are not sufficient to pay its then outstanding liabilities. The Company

Agreement provides that the Members will not be personally liable for the expenses, liabilities, or obligations of the Company.

Distributions

Prior to the Company's liquidation, in the sole discretion of the Manager, Distributable Cash will be distributed ratably to the Members according to their membership interest, subject to available cash. The Company has not paid distributions and does not intend to in the near future.

Upon liquidation, after paying liabilities and providing for reserves, the Manager or liquidator shall satisfy any debts owed to the Members with the remaining net assets of the Company, if any, and then distribute any remaining assets to the Members ratably according to their membership interest, as set forth in Section 4.2 of the Company Agreement.

Voting Rights

Only Class A Members have the right to vote on Company matters. Class B Members have no voting rights. Unless otherwise specified in the Company Agreement or required by law, any action requiring the approval of the Members may be approved by the vote or written consent of the Members entitled to vote or consent. The approval of the Members is required for:

- Amending the Company Agreement other than to (i) change the name of the Company or the location of its principal office; (ii) add to the duties or obligations of the Manager; (iii) cure any ambiguity or correct or supplement any inconsistency in the Company Agreement; (iv) correct any printing, stenographic, or clerical errors or omissions in order that the Company Agreement shall accurately reflect the agreement among the Members; or (v) reflect information regarding the admission of any additional or substitute Member, provided in each case that the Manager reasonably determines that such amendment will not subject any Member to any material, adverse economic consequences.

- To cause the voluntary dissolution of the Company, provided, however, the Manager shall have the authority to liquidate all Company Assets and dissolve the Company at the time and pursuant to such terms as the Manager may believe to be in the best interest of the Company.

- Merger or sale of the Company where the Company is not the surviving entity; and

- Such other matters as are required by the Company Agreement or the Delaware limited liability company act, as codified in the Delaware Code, Title 6, Chapter 18 (the "**DLLCA**").

Term and Dissolution

The term of the Company commenced upon the filing of the Company's Certificate of Incorporation with the Delaware Secretary of State on May 8, 2025. It was subsequently converted into a Delaware limited liability company on August 28, 2025, and will last in perpetuity or until such time as the winding up and liquidation of the Company and its business is completed following a liquidating event.

The Company will be dissolved upon the occurrence of any of the following events:

- In the sole discretion of the Manager, upon the liquidation and subsequent distribution of all Company Assets to the Members.

- The withdrawal of the Manager unless (i) the Company has at least one other Manager, or (ii) within ninety (90) days after the withdrawal, a Required Interest votes to continue the business of the Company and to appoint, effective as of the date of withdrawal, one or more additional Managers.

- The withdrawal of all the Members, unless the Company is continued in accordance with the DLLCA.

- The Company is to be dissolved upon the entry of a decree of judicial dissolution by a court of competent jurisdiction.

Access to Company Information

Members, but not assignees, may examine and audit the Company's books, records, accounts, and assets at the principal office of the Company, or such other place as the Manager may specify, subject to such reasonable restrictions as may be imposed by the Manager. All expenses attributable to any such examination or audit shall be borne by such Member.

Removal of Manager

A Manager may be removed for Good Cause by Members holding seventy-five percent (75%) of the voting Membership Interest. For purposes of the foregoing, "Good Cause" means that the Manager has been found by a final, non-appealable order of a court of competent jurisdiction to have conducted itself on behalf of the Company in a manner that (i) constitutes gross negligence or willful misconduct, and (ii) has a material, adverse effect on the Company. In the event the Members vote to remove a Manager for Good Cause, the Manager shall have the right to submit the question of whether sufficient grounds for removal exist to binding arbitration to be conducted as further described in the Company Agreement.

Indemnification

The Company Agreement generally provides that the Company will indemnify the Manager, its affiliates, and certain other parties against any claim or loss incurred in connection with any action, suit, or proceeding resulting from such party's relationship to the Company. A party will not be indemnified with respect to matters as to which the party is finally adjudicated in any such action, suit or proceeding (a) to have acted in bad faith, or in the reasonable belief that the party's action was opposed to the best interests of the Company, or with gross negligence or willful misconduct, or in breach of such party's fiduciary duty to the Company (if any), or (b) with respect to any criminal action or proceeding, to have had cause to believe beyond any reasonable doubt the party's conduct was criminal. The Company will pay the expenses incurred by an indemnified party in connection with any such action, suit, or proceeding, or in connection with claims arising in connection with any potential or threatened action, suit, or proceeding, in advance of the final disposition of such action, suit, or proceeding. Upon receipt of a final judgment indicating that indemnification should not have applied, then such party will repay indemnification payments.

To the extent that the indemnification provisions purport to include indemnification for liabilities arising under the Securities Act of 1933, in the opinion of the Securities and Exchange Commission, such indemnification is contrary to the public policy and therefore unenforceable.

Exculpation

The Manager may not be liable to the Members for errors in judgment or other acts or omissions not amounting to willful misconduct or gross negligence since provision has been made in the Company Agreement for exculpation of the Manager. Therefore, purchasers of the Units have a more limited right of action than they would have absent the limitation in the Company Agreement**.**

Waiver of Duties

Notwithstanding anything to the contrary under any applicable law, the Manager, in exercising its rights under the Company Agreement in its capacity as the Manager of the Company, shall be entitled to consider only such interests and factors as it desires, including its own interests, and shall have no duty or obligation (fiduciary or otherwise) to give any consideration to any interest of or factors affecting the Company or any Members, and shall not be subject to any other or different standards imposed by the Company Agreement, any other agreement contemplated by it, under the DLLCA or under any other applicable law or in equity. The Manager shall not have any duty (including any fiduciary duty) to the Company, the Members, or any other Person, including any fiduciary duty associated with self-dealing or corporate opportunities, all of which are hereby expressly waived. Notwithstanding any fiduciary duty owed by the Manager to the Company or the Members, the Manager is under no obligation to present any investment opportunity to the Company, even if such opportunity is of a character that, if presented to the Company, could be taken by the Company for its own account. This Section shall not in any way reduce or otherwise limit the specific obligations of the Manager expressly provided in this Agreement or in any other agreement with the Company. The Manager may serve as an officer of the Company and shall not be in breach of any fiduciary duty owed the Company by virtue of serving in such capacity

Transfer of Units

Generally

A Member is not permitted to assign, pledge, mortgage, hypothecate, give, sell, or otherwise dispose of or encumber all or a portion of its Units, unless such transfer:

- Is approved by the Manager, which approval may be granted or withheld in its sole discretion and subject to such conditions as it may impose;

- Is evidenced by a written agreement, in form and substance satisfactory to the Manager, which is executed by the transferor, the transferee(s), and the Manager;

- Will not result in violation of the registration requirements of the Securities Act;

- Will not require the Company to register as an investment company under the Investment Company Act of 1940, as amended; and

- Will not result in the Company being classified for federal income tax purposes as an association taxable as a corporation.

The transferor of any Units is required to reimburse the Company for any expenses reasonably incurred in connection with a transfer, including any legal, accounting, and other expenses, whether or not such transfer is consummated.

The transferee of any Units in the Company that is admitted to the Company as a substituted Member will succeed to the rights and liabilities of the transferor Member and, after the effective date of such admission, the capital account of the transferor will become the capital account of the transferee, to the extent of Units transferred.

Exception to Requirements

Notwithstanding subsections (a) and (b) of Section 11.6 of the Company Agreement, a Member may Transfer its Units without the consent of the Manager or any other Member, and without complying with any right of first refusal, to a trust for his or her benefit, to his or her spouse, to a trust for the benefit of his or her spouse, to his or her Immediate Family, or to a trust for the benefit of his or her Immediate Family, so long as the proposed Transfer does not: (a) cause the Company to terminate for federal income tax purposes; (b) result in any event of default as to any secured or unsecured obligation of the Company; (c) result in a violation of the Securities Act; (d) cause a reassessment of any Company Assets; or (e) cause any other material, adverse effect to the Company.

Additional Capital Contributions

Additional capital contributions shall not be required of the Members.

Dispute Resolution

Because the fundamental nature of the Company is to provide an opportunity for the Members to receive cash distributions of profits from Company operations, it is imperative that disputes between a Member and the Company and/or a Manager or between Members are not allowed to extinguish or diminish the profits available to other Members. Thus, the Company Agreement contains a detailed internal alternative dispute resolution procedure (in lieu of litigation) which requires the parties to any dispute to engage in good-faith negotiations for no less than 90 days, followed by a minimum of 3 face-to-face mediations, and, as a last resort, binding arbitration, all of which shall be performed in accordance with the rules of the American Arbitration Association and will take place in the county of the principal office of the Company.

In the event of a dispute, a Member is limited to seeking its initial Capital Contributions plus any Distributable Cash to which it is entitled. Each party will bear its own attorneys' fees and costs regardless of the outcome. In the event arbitration is required, discovery will be limited, and, by signing the Company Agreement, the parties are giving up their rights to a jury trial. The Manager will be required to maintain the status quo with respect to Company operations and distributions pending the outcome of any dispute, except for any distributions to the complaining Member, which will be held in trust pending the outcome of the proceeding. Investors are encouraged to seek their own legal counsel as to the effect of this provision.

The Co-Issuer

The rights and obligations of the Co-Issuer's members are governed by the Co-Issuer Certificate of Formation and Co-Issuer Company Agreement attached to this offering statement as Exhibit E and Exhibit F, respectively. Review these exhibits for a complete description of the Co-Issuer's Units. The following summary covers certain significant provisions of the Co-Issuer Company Agreement and is qualified in its entirety by the provisions of the Co-Issuer Company Agreement. It is the intent of the Company and Co-Issuer that this offering statement accurately summarize and represent the terms of the Co-Issuer Company Agreement. However, in the event that any term of this offering statement conflicts with the Co-Issuer Company Agreement, the Co-Issuer Company Agreement shall control. Each prospective investor should carefully study the Co-Issuer Company Agreement its entirety before investing. Capitalized but undefined terms in this section shall have the meaning set forth in the Co-Issuer Company Agreement.

Interests in the Co-Issuer

Membership interests in the Co-Issuer are represented by Units. The Co-Issuer has a single class of membership Units. The Co-Issuer is authorized to issue an unlimited number of Units. As of April 23, 2026, the Co-Issuer had 24,698. Un-issued Units may not be voted or allocated profits, losses, or distributions.

The Manager

United States Tungsten Resources, LLC, a Delaware limited liability company, is the manager of the Co-Issuer (the "**Co-Issuer Manager**"). The Co-Issuer Manager will manage all business and affairs of the Co-Issuer. The Co-Issuer Manager will direct, manage, and control the Co-Issuer to the best of its ability and will have full and complete authority, power, and discretion to make any and all decisions and to do any and all things that the Co-Issuer Manager deems to be reasonably required to accomplish the business and objectives of the Co-Issuer.

The Members

The Members of the Co-Issuer are not permitted to take part in the management or control of the business or operations of the Co-Issuer. Assuming that the Co-Issuer is operated in accordance with the terms of the Co-Issuer Company Agreement, a Member generally will not be liable for the obligations of the Co-Issuer in excess of its total capital contributions and share of undistributed profits. However, a Member may be liable for any distributions made to the Member if, after such distribution, the remaining assets of the Co-Issuer are not sufficient to pay its then outstanding liabilities. The Co-Issuer Company Agreement provides that the Members will not be personally liable for the expenses, liabilities, or obligations of the Co-Issuer.

Distributions

Distributable Cash

The Manager may elect from time to time to make distributions to the Members, whether in the form of cash or securities of the Crowdfunding Issuer, and the amount and timing of such distributions will be determined by the Manager in its reasonable discretion. Such distributions shall be pro-rata to each Member in proportion to the number of Units held. Any cash distributions to the Company from the Crowdfunding Issuer must be distributed to the Company's Members within 60 days from receipt.

Taxation

The Co-Issuer has made an election to be taxed as a corporation. When an LLC elects to be taxed as a C corporation, the Internal Revenue Service treats the company as a separate taxable entity. This leads to double taxation:

First level of tax: The LLC itself pays corporate income tax on its profits at the current corporate tax rate (21% federally as of 2025).

Second level of tax: When the LLC distributes profits to members as dividends, each member pays personal income tax on those dividends, generally at the qualified dividend rate (up to 20% federally, plus potentially 3.8% net investment income tax).

Dividends received by members from a corporation (even if the LLC elects C corp treatment) are not subject to self-employment tax (unlike passthrough LLC income). However, if members are also employees of the LLC, then:

- They must receive reasonable compensation (i.e., W-2 wages),
- Wages are subject to payroll taxes (Social Security, Medicare, etc.),
- Wages are deductible expenses for the LLC (reducing corporate income).

Voting Rights

Unless otherwise specified in the Co-Issuer Company Agreement or required by law, any action requiring the approval of the Members may be approved by the vote or written consent of the Members entitled to vote or consent. The approval of the Members is required for:

- Amending the Co-Issuer Company Agreement other than to (i) change the name of the Co-Issuer or the location of its principal office; (ii) add to the duties or obligations of the Co-Issuer Manager; (iii) cure any ambiguity or correct or supplement any inconsistency in the Co-Issuer Company Agreement; (iv) correct any printing, stenographic, or clerical errors or omissions in order that the Co-Issuer Company Agreement shall accurately reflect the agreement among the Members; or (v) reflect information regarding the admission of any additional or substitute Member, provided in each case that the Co-Issuer Manager reasonably determines that such amendment will not subject any Member to any material, adverse economic consequences.

- To cause the voluntary dissolution of the Co-Issuer provided, however, the Co-Issuer Manager shall have the authority to liquidate all Company Assets and dissolve the Co-Issuer at the time and pursuant to such terms as the Co-Issuer Manager may believe to be in the best interest of the Co-Issuer.

- Merger or sale of the Co-Issuer where the Co-Issuer is not the surviving entity; and

- Such other matters as are required by the Co-Issuer Company Agreement or the Delaware limited liability company act, as codified in the Delaware Code, Title 6, Chapter 18 (the "**DLLCA**").

Term and Dissolution

The term of the Co-Issuer commenced upon the filing of the Co-Issuer Certificate of Formation with the Delaware Secretary of State on August 12, 2025 and will last in perpetuity or until such time as the winding up and liquidation of the Co-Issuer and its business is completed following a liquidating event.

The Co-Issuer will be dissolved upon the occurrence of any of the following events:

- The written consent of the Manager, in his sole discretion, to dissolve the Company and distribute all its assets to the Members.

- The withdrawal of the Manager unless (i) the Company has at least one other Manager, or (ii) within ninety (90) days after the withdrawal, a Required Interest votes to continue the business of the Company and to appoint, effective as of the date of withdrawal, one or more additional Managers.

- The withdrawal of all the Members, unless the Co-Issuer is continued in accordance with the DLLCA.

- The Company engages in a merger transaction where it is not the surviving entity; or

- The Co-Issuer is to be dissolved upon the entry of a decree of judicial dissolution by a court of competent jurisdiction.

- The sale or transfer of all Tungsten Units of the Crowdfunding Issuer by the Company.

- The Company is to be dissolved upon the entry of a decree of judicial dissolution by a court of competent jurisdiction.

Access to Information

Subject to the provisions of the Company Agreement, each Member (and/or its designee) may examine and audit the Company's books, records, accounts, and assets at the principal office of the Company, or such other place as the Manager may specify, during usual business hours, subject to such reasonable restrictions as may be imposed by the Manager, so long as such examination is reasonably related to the Member's membership in the Company. All expenses attributable to any such examination or audit shall be borne by such Member.

Additionally, the Company shall promptly provide all Members with access to any information that it receives from the Crowdfunding Issuer as a holder of record of the Crowdfunding Issuer, which information may be provided electronically or through the posting of such information on the Crowdfunding Issuer's website.

An Assignee has no right to information regarding the Company. Though Assignees are not entitled to information, if they have or acquire information, they are subject to the confidentiality provisions of this Article, as those provisions apply to the Members.

Removal of Manager

A Manager may be removed only for Good Cause, by Members holding seventy-five percent (75%) of the Membership Interest. For purposes of the foregoing, "Good Cause" means that the Manager has been found by a final, non-appealable order of a court of competent jurisdiction to have conducted itself on behalf of the Company in a manner that (i) constitutes fraud, gross negligence or willful misconduct, and (ii) has a material, adverse effect on the Company.

Indemnification

The Co-Issuer Company Agreement generally provides that the Co-Issuer will indemnify the Co-Issuer Manager, its affiliates, and certain other parties against any claim or loss incurred in connection with any action, suit, or proceeding resulting from such party's relationship to the Co-Issuer. A party will not be indemnified with respect to matters as to which the party is finally adjudicated in any such action, suit or proceeding (a) to have acted in bad faith, or in the reasonable belief that the party's action was opposed to the best interests of the Co-Issuer, or with gross negligence or willful misconduct, or in breach of such party's fiduciary duty to the Co-Issuer (if any), or (b) with respect to any criminal action or proceeding, to have had cause to believe beyond any reasonable doubt the party's conduct was criminal. The Co-Issuer will pay the expenses incurred by an indemnified party in connection with any such action, suit, or proceeding, or in connection with claims arising in connection with any potential or threatened action, suit, or proceeding, in advance of the final disposition of such action, suit, or proceeding. Upon receipt of a final judgment indicating that indemnification should not have applied, then such party will repay indemnification payments.

To the extent that the indemnification provisions purport to include indemnification for liabilities arising under the Securities Act of 1933, in the opinion of the Securities and Exchange Commission, such indemnification is contrary to the public policy and therefore unenforceable.

<u>Exculpation</u>

The Co-Issuer Manager may not be liable to the Members for errors in judgment or other acts or omissions not amounting to willful misconduct or gross negligence since provision has been made in the Co-Issuer Company Agreement for exculpation of the Co-Issuer Manager. Therefore, purchasers of the Units have a more limited right of action than they would have absent the limitation in the Co-Issuer Company Agreement**.**

<u>Transfer of Units</u>

Prior to the expiration of the one-year restriction on resale, a Member may only Transfer its Units to:

- To the Company or the Crowdfunding Issuer;

- To an Accredited Investor, as that term is defined by Rule 501(a) of Regulation D (17 CFR § 230.501(a)), as may be amended from time to time (the seller and the Company must reasonably believe that this person comes within any of such categories at the time of the sale of the securities);

- To a member of the Member's Immediate Family of the purchaser, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the Immediate Family of the purchaser; or

- In connection with the death or divorce of the purchaser, providing the terms of Section 11.9 are followed.

Such transfers will be permitted only so long as the proposed Transfer does not: (a) cause the Company to terminate for federal income tax purposes; (b) result in any event of default as to any secured or unsecured obligation of the Company; (c) result in a violation of the Securities Act; (d) cause a reassessment of any Company Assets; (e) will not cause 25% or more of the Company to be held by "benefits plan investors" as that term is defined in the Employee Retirement Income Security Act of 1974 or any regulations proposed or promulgated thereunder or (f) cause any other material, adverse effect to the Company.

Further, no Transfers may be approved, Assignee rights granted, and/or Additional Members admitted unless the Transfer: (a) is approved by the Manager, which approval may be granted or withheld in its sole discretion and subject to such conditions as it may impose; (b) is evidenced by a written agreement, in form and substance satisfactory to the Manager, that is executed by the transferor, the transferee(s), and the Manager; (c) will not result in violation of the registration requirements of the Securities Act; (d) will not require the Company to register as an investment company under the Investment Company Act of 1940, as amended, and (e) will not cause 25% or more of the Company to be held by "benefits plan investors" as that term is defined in the Employee Retirement Income Security Act of 1974 or any regulations proposed or promulgated thereunder.

<u>Additional Capital Contributions</u>

Additional capital contributions shall not be required of the Members.

<u>Dispute Resolution</u>

Because the fundamental nature of the Co-Issuer is to provide an opportunity for the Members to receive cash distributions of profits from Co-Issuer operations, it is imperative that disputes between a Member and the Co-Issuer and/or a Co-Issuer Manager or between Members are not allowed to extinguish or diminish the profits available to other Members. Thus, the Co-Issuer Company Agreement contains a detailed internal alternative dispute resolution procedure (in lieu of litigation) which requires the parties to any dispute to engage in good-faith negotiations for no less than ninety (90) days, followed by a minimum of three (3) face-to-face mediations, and, as a last resort, binding arbitration, all of which shall be performed in accordance with the rules of the American Arbitration Association and will take place in the county of the principal office of the Co-Issuer.

In the event of a dispute, a Member is limited to seeking its initial Capital Contributions plus any Distributable Cash to which it is entitled. Each party will bear its own attorneys' fees and costs regardless of the outcome. In the event arbitration is required, discovery will be limited, and, by signing the Co-Issuer Company Agreement, the parties are giving up their rights to a jury trial. The Co-Issuer Manager will be required to maintain the status quo with respect to Co-Issuer operations and distributions pending the outcome of any dispute, except for any distributions to the complaining Member, which will be held in trust pending the outcome of the proceeding. Investors are encouraged to seek their own legal counsel as to the effect of this provision.

Disclosure of SEC Position on Indemnification for Securities Liabilities

The certificates of formation and operating agreements of the Company and Co-Issuer, subject to the provisions of Delaware Law, contain provisions which allow the them to indemnify their managers, officers, and directors against liabilities and other expenses incurred as the result of defending or administering any pending or anticipated legal issue in connection with service to the Company or Co-Issuer if it is determined that person acted in good faith and in a manner which he reasonably believed was in the best interest of the Company or Co-Issuer. Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to our directors, officers and controlling persons, we have been advised that in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, may be unenforceable.

Additional Issuances of Securities

Following your investment in the Co-Issuer and the Co-Issuer's investment in the Company, the Co-Issuer or Company may, respectively, sell additional Interests and Units to existing or additional investors, which will dilute your ownership interest in the Co-Issuer and the Co-Issuer's ownership interest in the Company. An investor will not have the opportunity to increase its investment in the Co-Issuer in such a transaction. The inability of the investor to make a follow-on investment, or the lack of an opportunity to make such a follow-on investment, may result in substantial dilution of the investor's interest in the Co-Issuer and the Co-Issuer's interest in the Company. This could occur through the authorization and issuance of other classes of Units in the Company which could be offered on better or worse terms than what are offered herein to the Co-Issuer.

Conflicts of Interest and Transactions with Related Parties

Investors should be aware that there will be occasions when the Company and/or the Co-Issuer may encounter potential conflicts of interest in its operations. On any issue involving conflicts of interest, the executive management of the Company and the Co-Issuer will be guided by their good faith judgment as to the Company's and the Co-Issuer's best interests. The Company may engage in transactions with affiliates, subsidiaries or other related parties, which may be on terms which are not arm's length but will be in all cases consistent with the duties of the management of the Company to its members. By acquiring Interests in the Co-Issuer, investors will be deemed to have acknowledged the existence of any such actual or potential conflicts of interest and to have waived any claim with respect to any liability arising from the existence of any such conflict of interest.

In addition, while there are no current plans to, the Company may contract with affiliates of the Manager or the Company which could create possible conflicts of interest. Such arrangements could result in the Manager or its affiliates benefiting financially from transactions with the Company, including through the receipt of fees, commissions, or other compensation. Because the Manager (or its affiliates) would be on both sides of the transaction—acting both as a service provider and as a fiduciary to the Company—the terms of these contracts may not be negotiated at arm's length. This dual relationship could lead to decisions that prioritize the interests of the Manager or its affiliates over those of the Company or its investors, such as agreeing to higher fees, less favorable terms, or selecting affiliated service providers when better or more cost-effective third-party options are available. The Company intends that any such services will be valued at fair market value, as determined by the Manager.

Dilution

The Units and Interests do not have anti-dilution rights, which means that future equity issuances and other events will dilute the ownership percentage that an investor may eventually have in the Co-Issuer and the ownership percentage that the Co-Investor may eventually have in the Company. The Company may make equity issuances outside of this Offering, which will dilute the Co-Issuer and in turn, investors in this Offering. Investors should understand the potential for dilution. If the Company issues additional Units, the Co-Issuer's ownership percentage in the Company will go down, even though the value of the Company may go up. By virtue of your ownership in the Co-Issuer, you could own a smaller piece of a larger Company. This increase in the number of Units outstanding could result from an additional equity offering (such as an initial public offering, another crowdfunding round, a venture capital round, angel investment), employees exercising options, or by conversion of certain instruments (e.g., convertible bonds or warrants) into Units.

If the Company decides to issue more Units, an investor could experience value dilution, with each Unit being worth less than before, and control dilution, with the total percentage of the Company owned being less than before. There may also be earnings dilution, with a reduction in the amount earned per Unit. If you are making an investment expecting to own a certain percentage of the Co-Issuer or the Company (by virtue of your ownership in the Co-Issuer) or expecting each Unit or Share to hold a certain amount of value, it's important to realize how the value of those Securities can decrease by actions taken by the Company and the Co-Issuer. Dilution can make drastic changes to the value of each interest, ownership percentage, voting control, and earnings.

Valuation

As discussed in "Dilution" above, the valuation of the Company will determine the amount by which the investor's stake is diluted in the future. When the Company seeks cash investments from outside investors, like you, the new investors typically pay a much larger sum for their securities than the founders or earlier investors, which means that the cash value of your stake is immediately diluted because each share of the same type is worth the same amount, and you paid more for your shares than earlier investors did for theirs.

There are several ways to value a company, and none of them is perfect and all of them involve a certain amount of guesswork. The same method can produce a different valuation if used by a different person. Future investors (including people seeking to acquire the company) may value the company differently. They may use a different valuation method, or different assumptions about the company's business and its market. Different valuations may mean that the value assigned to your investment changes. It frequently happens that when a large institutional investor such as a venture capitalist makes an investment in a company, it values the company at a lower price than the initial investors did. If this happens, the value of the investment will go down.

We determined the offering price for this Offering arbitrarily after considering factors such as the Company's assets, manufacturing capabilities, its projected revenue, and other factors. The price of the Securities may not be an accurate reflection of their actual value. In addition, future equity offerings outside of this Offering may have different offering prices which may be more or less favorable than that offered herein.

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C and attached hereto in addition to the following information. Audited financial statements for the Company and the Co-Issuer are attached to this Form C as Exhibit H and Exhibit I, respectively.

The Company

Since its formation, the Company has been engaged primarily in formulating its business plan and developing the financial, offering, and other materials to begin fundraising. The Company is considered to be a development stage company since it is devoting substantially all of its efforts to establishing its business and planned principal operations have not commenced.

Operations

As of December 31, 2025, the Company had not generated any revenues. It had $136,382 in expenses relating to its organization and this offering. The Company estimates it will start generating revenue after six months of beginning operations, assuming we have raised sufficient funds.

Liquidity and Capital Resources

As of December 31, 2025, the Company had $2,500.00 in cash on hand and $194,178 in liabilities due to a related party.

The Company does not currently have any significant capital commitments, other than its agreement to repay an affiliate of the Manager for Offering expenses incurred on the Company's behalf which will be repaid through Offering proceeds if we raise the Target Offering Amount. Such expenses currently total the $194,179.00 above referenced. The Company's sole source of capital until it becomes profitable will be proceeds raised through securities offerings. The Company may also elect to utilize debt financing to fund Company operations.

Plan of Operations

Please see "Plan of Operations" under the section entitled "Description of Business" on page 12 for a description of the Company's plan of operations for the next 12 months.

The Co-Issuer

The Co-Issuer was specifically formed to consolidate investors in this Offering into a single entity which will acquire Units in the Company equal to the number of Interests acquired in the Co-Issuer by investors through this Offering.

Operations

The Co-Issuer has not generated any revenues or incurred direct operating expenses as of the date of this offering statement and does not intend to generate revenue in the future. Its sole purpose is to invest in the Company. Start-up costs and all Offering costs incurred by the Co-Issuer will be paid by the Company.

Liquidity and Capital Resources

As of the date of this offering statement, the Co-Issuer does not have cash or cash equivalents or assets that can be liquidated. In addition, it does not have any significant capital commitments.

Plan of Operations

The Co-Issuer's sole purpose is to make investments in the Company. It will purchase a corresponding number of Units from the Company as Interests issued to investors through this Offering.

Offering Proceeds

The proceeds from the Offering are essential to our operations. We plan to use the proceeds as set forth above under the section titled "*Use of Proceeds,*" which is an indispensable element of our business strategy. The Company anticipates it may raise additional capital following this offering through other offerings exempt under the Securities Act.

TRANSACTIONS WITH RELATED PERSONS

From time to time the Company may engage in transactions with related persons. Related persons are defined as any director or officer of the Company; any person who is the beneficial owner of twenty percent (20%) or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons. Additionally, the Company will disclose here any transaction since the beginning of the issuer's last fiscal year, or any currently proposed transaction, to which the issuer was or is to be a party and the amount involved exceeds five percent (5%) of the aggregate amount of capital raised by the issuer in reliance on section 4(a)(6), including the Target Offering Amount of this Offering, and the counter party is either (i) any director or officer of the issuer; (ii) any person who is, as of the most recent practicable date but no earlier than 120 days prior to the date the offering statement or report is filed, the beneficial owner of twenty percent (20%) or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power; (iii) if the issuer was incorporated or organized within the past three years, any promoter of the issuer; or (iv) any member of the family of any of the foregoing persons, which includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughterin-law, brother-in-law, or sister-in-law, and shall include adoptive relationships. The term *spousal equivalent* means a cohabitant occupying a relationship generally equivalent to that of a spouse.

Each of our listed officers receiving compensation has an agreement with the Company, approved by the Manager, for his/her compensation.

Affiliates of the Manager have been issued Class A Units in the Company as founder Units through United States Tungsten CF Corp and have membership in the Company through this entity.

Start-up expenses and fess will be advanced by the Company's management and reimbursed through Offering proceeds as sufficient capital is raised to cover such expenses. As of December 31, 2025, the Company owed $194,178 to a related party.

RETIREMENT TRUSTS AND OTHER BENEFIT PLAN INVESTORS

Each respective member of the Co-Issuer that is an employee benefit plan or trust (an "**ERISA Plan**") within the meaning of, and subject to, the provisions of the Employee Retirement Income Security Act of 1974, or an individual retirement account ("**IRA**") or Keogh Plan subject to the Internal Revenue Code, should consider the matters described below in determining whether to invest in the Co-Issuer.

In addition, ERISA Plan fiduciaries must give appropriate consideration to, among other things, the role that an investment in the Co-Issuer and its respective investment in the Company plays in such ERISA Plan's portfolio, taking into consideration (i) whether the investment is reasonably designed to further the ERISA Plan's purposes, (ii) an examination of the risk and return factors, (iii) the portfolio's composition with regard to diversification, (iv) the liquidity and current return of the total portfolio relative to the ERISA Plan's objectives and (v) the limited right of members to withdraw all or any part of their capital accounts or to transfer their interests in the Co-Issuer.

If the assets of the Company or Co-Issuer were regarded as "plan assets" of an ERISA Plan, an IRA, or a Keogh Plan, the Manager of the Company or Co-Issuer Manager would be a "fiduciary" (as defined in ERISA) with respect to such plans and would be subject to the obligations and liabilities imposed on fiduciaries by ERISA. Moreover, other various requirements of ERISA would also be imposed on the Company and/or Co-Issuer. In particular, any rule restricting transactions with "parties in interest" and any rule prohibiting transactions involving conflicts of interest on the part of fiduciaries would be imposed on the Company and/or Co-Issuer which may result in a violation of ERISA unless the Company and/or Co-Issuer obtained an appropriate exemption from the Department of Labor allowing the Company and/or Co-Issuer to conduct its operations as described herein.

Regulations adopted by the Department of Labor (the "**Plan Regulations**") provides that when a Plan invests in another entity, the Plan's assets include both the equity interest and an undivided interest in each of the underlying assets of the entity, unless it is established that, among other exceptions, the equity participation in the entity by "benefit plan investors" is not "significant." The Pension Protection Act of 2006 amended the definition of "benefit plan investors" to include only plans and plan asset entities (i.e., entities that are themselves deemed to hold plan assets by virtue of investments in them by plans) that are subject to part 4 of Title I of ERISA or section 4975 of the Internal Revenue Code. This new definition excludes governmental, church, and foreign benefit plans from consideration as benefit plan investors.

Under the Plan Regulations, participation by benefit plan investors is "significant" on any date if, immediately after the last acquisition, twenty-five percent (25%) or more of the value of any class of equity interests in the entity is held by benefit plan investors. The Company and Co-Issuer intend to limit the participation in the Company and Co-Issuer by benefit plan investors to the extent necessary so that participation by benefit plan investors will not be "significant" within the meaning of the Plan Regulations. Therefore, it is not expected that the assets of the Company and Co-Issuer will constitute "plan assets" of plans that acquire interests.

It is the current intent of the Company and Co-Issuer to limit the aggregate investment by benefit plan investors to less than twenty-five percent (25%) of the value of the members' membership interests so that equity participation of benefit plan investors will not be considered "significant."

ACCEPTANCE OF SUBSCRIPTIONS ON BEHALF OF INDIVIDUAL RETIREMENT ACCOUNTS OR OTHER EMPLOYEE BENEFIT PLANS IS IN NO RESPECT A REPRESENTATION BY THE COMPANY, THE CO-ISSUER OR THEIR OFFICERS, DIRECTORS, OR ANY OTHER PARTY THAT THIS INVESTMENT MEETS ALL RELEVANT LEGAL REQUIREMENTS WITH RESPECT TO INVESTMENTS BY ANY PARTICULAR PLAN. THE PERSON WITH INVESTMENT DISCRETION SHOULD CONSULT WITH HIS OR HER ATTORNEY AND FINANCIAL ADVISERS AS TO THE PROPRIETY OF SUCH AN INVESTMENT IN LIGHT OF THE CIRCUMSTANCES OF THAT PARTICULAR PLAN AND CURRENT TAX LAW.

ADDITIONAL INFORMATION

The summaries of, and references to, various documents in this Form C do not purport to be complete and in each instance, reference should be made to the copy of such document which is either an appendix or Exhibit to this Form C or which will be made available to investors and their professional advisors upon request. Prior to making an investment decision regarding the Securities described herein, prospective investors should carefully review and consider this entire Form C. The Company is prepared to furnish, upon request, a copy of the forms of any documents referenced in this Form C.

Ongoing Reporting

Following the first sale of the Securities, the Company will file a report electronically with the Securities and Exchange Commission ("**Commission**" or "**SEC**") annually and post the report on its website, no later than 120 days after the end of the Company's fiscal year.

Once posted, the annual report may be found on the Company's website at http://www.unitedstatestungsten.com.

The Company must continue to comply with the ongoing reporting requirements until:

(1) the Company is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) the Company has filed at least three annual reports pursuant to Regulation CF and has total assets that do not exceed $10,000,000;

(3) the Company has filed at least one annual report pursuant to Regulation CF and has fewer than 300 holders of record;

(4) the Company or another party repurchases all of the Securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) the Company liquidates or dissolves its business in accordance with applicable state law.

Compliance

Neither the Company nor their controlling persons, are subject to any bad actor disqualifications under any relevant U.S. securities laws. In addition, neither the Company nor their controlling persons, are subject to any matters that would have triggered disqualification but occurred prior to May 16, 2016. Furthermore, the Company has not previously failed to comply with the ongoing reporting requirements of Rule 202 of Regulation Crowdfunding.

Updates

Updates regarding the progress of the Company in meeting the Target Offering Amount will be filed with the SEC through a Form C-U and will disclose its progress in meeting the Target Offering Amount no later than five business days after each of the dates when the Company reaches fifty percent (50%) and one hundred percent (100) of the Target Offering Amount, unless the Company posts it on our Offering Page: http://invest.unitedstatestungsten.com/

Exhibits

The following are included as Exhibits to this Form C and should be carefully reviewed by investors prior to purchasing Securities:

Exhibit B   Certificate of Formation of the Company*
Exhibit C   Company Agreement of the Company*
Exhibit D   Certificate of Conversion of the Company*
Exhibit E   Certificate of Formation of the Co-Issuer*
Exhibit F   Company Agreement of the Co-Issuer*
Exhibit G   Company Subscription Agreement*
Exhibit H   Co-Issuer Subscription Agreement*
Exhibit I   Audited Financial Statements of the Company
Exhibit J   Audited Financial Statements of the Co-Issuer
Exhibit K   Contract with Intermediary*
Exhibit L   Escrow Agreement*
Exhibit M   Offering Page*
Exhibit N   Video Transcript*

* Previously filed with the Securities and Exchange Commission in the Company's Form C filing on December 3, 2025, and incorporated herein by reference.

EXHIBIT B

Certificate of Formation of the Company



Delaware

The First State

I, CHARUNI PATIBANDA-SANCHEZ, SECRETARY OF STATE OF THE STATE OF DELAWARE DO HEREBY CERTIFY THAT THE ATTACHED IS A TRUE AND CORRECT COPY OF THE CERTIFICATE OF FORMATION OF "UNITED STATES TUNGSTEN, LLC" FILED IN THIS OFFICE ON THE TWENTY-EIGHTH DAY OF AUGUST, A.D. 2025, AT 2:02 O`CLOCK P.M.



Charuni Patibanda-Sanchez, Secretary of State

10188251 8100V
SR# 20253819385

Authentication: 204625827
Date: 09-02-25

You may verify this certificate online at corp.delaware.gov/authver.shtml

STATE OF DELAWARE
CERTIFICATE OF FORMATION
OF LIMITED LIABILITY COMPANY

The undersigned authorized person, desiring to form a limited liability company pursuant to the Limited Liability Company Act of the State of Delaware, hereby certifies as follows:

1. The name of the limited liability company is United States Tungsten, LLC.

2. The Registered Office of the limited liability company in the State of Delaware is located at 1521 Concord Pike Suite 201 (street), in the City of Wilmington, Zip Code 19803. The name of the Registered Agent at such address upon whom process against this limited liability company may be served is CORPORATE CREATIONS NETWORK INC.

By: [signature]
Authorized Person

Name: J. Randall Waterfield
Print or Type

State of Delaware
Secretary of State
Division of Corporations
Delivered 02:02 PM 08/28/2025
FILED 02:02 PM 08/28/2025
SR 20253819385 - File Number 10188251

EXHIBIT C

Company Agreement of the Company

Company Agreement

of

United States Tungsten, LLC

a Delaware limited liability company

August 28, 2025

THE INTERESTS REPRESENTED BY THIS COMPANY AGREEMENT HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, NOR QUALIFIED UNDER APPLICABLE SECURITIES LAWS IN RELIANCE ON EXCEPTIONS THEREFROM. THESE INTERESTS ARE BEING ACQUIRED FOR INVESTMENT PURPOSES ONLY AND NOT WITH A VIEW TO DISTRIBUTION OR RESALE AND MAY NOT BE SOLD, MORTGAGED, PLEDGED, HYPOTHECATED, OR OTHERWISE TRANSFERRED WITHOUT AN EFFECTIVE REGISTRATION STATEMENT FOR SUCH INTERESTS UNDER THE SECURITIES ACT OF 1933, APPLICABLE REGULATIONS PROMULGATED PURSUANT THERETO, AND COMPLIANCE WITH ANY APPLICABLE STATE SECURITIES LAWS AND REGULATIONS UNLESS EXEMPT THEREFROM.

Company Agreement of
United States Tungsten, LLC
Table of Contents


Company Agreement
of
United States Tungsten, LLC
a Delaware limited liability company


THIS COMPANY AGREEMENT (the "Agreement"), effective August 28, 2025 (the "Effective Date"), is made and entered into by and among those Persons (i) executing the Member Counterpart Signature Page and Limited Power of Attorney, attached hereto as Exhibit A and incorporated herein by this reference, (ii) who are accepted by United States Tungsten Resources, LLC, a Delaware limited liability company as the manager of the Company (the "Manager"), and (iii) who by their signatures hereto hereby represent and agree to all of the terms and conditions set forth herein (each a "Member," and collectively, the "Members"). This Agreement sets forth the rights, duties, obligations, and responsibilities of the Members and the Manager with respect to the Company. The Members and the Manager hereby agree as follows:


Article 1. Formation of the Company


Section 1.1   Limited Liability Company

United States Tungsten, LLC, a Delaware limited liability company (the "Company") was originally formed as United States Tungsten Corp., a Delaware corporation on May 8, 2025, and subsequently converted into a Delaware limited liability company by executing and delivering to the Delaware Secretary of State a Certificate of Conversion and Certificate of Formation in accordance with the Delaware Limited Liability Company Act, as codified in the Delaware Code, Title 6, Chapter 18 (the "DLLCA"), and the rights and liabilities of the Members shall be as provided in the DLLCA except as may be modified in this Agreement.

Section 1.2   Name of the Company

The name of the Company is United States Tungsten, LLC. The Manager, in its sole discretion, may change the name of the Company or operate the Company under different names.

Section 1.3   Purpose and Scope of the Company

The Company was formed primarily to engage in any lawful purpose.

Section 1.4   Principal Office of the Company and Location of Records

The street address of the principal office in the United States where the records of the Company are to be maintained is:


4775 Collins Ave, Suite 4401
Miami Beach FL 33140


or such other place or places as the Manager may determine (including digitally). The records maintained by the Company are to include all the records that the Company is required by law to maintain. The Company shall likewise maintain a records office in any jurisdiction that requires a records office, and the Company shall maintain at each such records office all records that the jurisdiction of its location shall require.

Section 1.5   Registered Agent and Registered Office

The name of the initial registered agent and initial registered office of the Company is as is listed in the Company's Certificate of Formation.

Section 1.6   Purpose of Transfer Restrictions

Any unauthorized Transfer of a Member's Membership Interest could create a substantial hardship to the Company, jeopardize its exemptions from registration under the Securities Act, Securities Exchange Act, and Investment Company Act, and/or adversely affect its tax structure. There are, therefore, certain restrictions, as expressed in this Agreement, that attach to and affect both ownership of the Units and the Transfer of those Membership Interests. Those restrictions upon ownership and Transfer are not intended as a penalty, but as a method to protect and preserve existing relationships based upon trust and to protect the Company's capital and its financial ability to continue to operate.

Section 1.7   Term of the Company

The term of the Company shall commence on the Formation Date and shall last in perpetuity or exist until such time as the winding up and liquidation of the Company and its business is completed, following a liquidating event, as provided herein.

Section 1.8   Tax Classification as a Partnership

The Manager shall take any and all steps reasonably necessary to classify the Company as a partnership for tax purposes under the Internal Revenue Code and Regulations, in particular Internal Revenue Code § 7701 et. seq., and the "Check the Box" regulations effective January 1, 1997, as amended from time to time. In this regard, the Manager shall, if appropriate, file IRS Form 8832, Choice of Entity, as well as any forms necessary or appropriate to classify the Company as a partnership under the laws of any jurisdiction in which the Company transacts business. Any such action shall not require the vote or consent of the Members. Notwithstanding any of the foregoing, the Partnership Representative may not take any action contemplated by § 6221 through § 6241 of the Internal Revenue Code without the approval of the Manager.

The Manager shall have the sole discretion to file, execute, and otherwise cause the completion of any and all instruments necessary to appoint or replace the partnership representative ("Partnership Representative") pursuant to Internal Revenue Code § 6223 as amended by the Bipartisan Budget Act of 2015.

The Company shall bear the legal and accounting costs associated with any contested or uncontested proceeding by the Internal Revenue Service (the "IRS") with respect to the Company's tax returns.


Article 2. Definitions


Section 2.1   Defined Terms

For purposes of this Agreement, the following words and phrases shall be defined as follows:

   a.   <u>Additional Capital Contribution</u>. Additional Capital Contribution means the total cash and other consideration contributed to the Company by each Member other than the initial Capital Contribution.

   b.   <u>Additional Member(s)</u>. Additional Member(s) means a Member admitted to the Company in accordance with Article 11 hereof, after the date of this Agreement.

c.   <u>Affiliate(s)</u>. Affiliate(s) of a Member or Manager shall mean any Person, directly or indirectly, through one or more intermediaries, controlling, controlled by, or under common control with a Member or Manager, as applicable. The term "control," as used in the immediately preceding sentence, shall mean with respect to a corporation or limited liability company the right to exercise, directly or indirectly, more than fifty percent (>50%) of the voting rights attributable to the controlled corporation or limited liability company, and, with respect to any individual, partnership, trust, other entity or association, the possession, directly or indirectly, of the power to direct or cause the direction of the management or policies of the controlled entity.

d.   <u>Agreement</u>. Agreement means this Company Agreement as originally executed and as amended from time to time.

e.   <u>Assignee</u>. Assignee means the recipient of one or more Units pursuant to a Transfer and with the rights set forth in Section 11.2.

f.   <u>Capital Account</u>. Capital Account shall mean the account established and maintained for each Member as provided in Section 3.5 and as provided in Regulation § 1.704-1(b)(2)(iv), as amended from time to time.

g.   <u>Capital Contribution</u>. Capital Contribution means the total cash and other consideration contributed and agreed to be contributed to the Company by each Member. Any reference in this Agreement to the Capital Contribution of a current Member shall include any Capital Contribution previously made by any prior Member with respect to that Member's Membership Interest.

h.   <u>Capital Transaction</u>. Capital Transaction shall mean the sale or refinancing of Company assets.

i.   <u>Certificate of Conversion</u>. Certificate of Conversion shall refer to the certificate of conversion filed with the state of Delaware on August 28, 2025.

j.   <u>Certificate of Formation</u>. Certificate of Formation shall refer to the certificate of formation filed with the state of Delaware on August 28, 2025.

k.   <u>Class A</u> or <u>Class A Member</u>. Class A or Class A Member shall refer to those Members who have purchased or otherwise acquired or been issued Class A Units.

l.   <u>Class B</u> or <u>Class B Member</u>. Class B or Class B Member shall refer to those Members who have purchased or otherwise acquired or been issued Class B Units.

m.   <u>Company</u>. Company has the meaning ascribed in Section 1.1.

n.   <u>Company Assets</u>. Company Assets means all assets owned by the Company and any property, real or personal, tangible or intangible, otherwise acquired by the Company.

o.   <u>Distributable Cash</u>. Distributable Cash means all cash of the Company derived from operations and capital transactions, less the following items: (i) payment of all fees, costs, indebtedness, and expenses of the Company, (ii) any required tax withholdings, and (iii) reserves for reinvestment into additional Company Assets or for future expenses related to the Company's operations, as established in the reasonable discretion of the Manager.

p.   <u>Dispute</u>. Dispute shall have the meaning as described in Section 10.1.

q.   Effective Date. Effective Date shall mean August 28, 2025.

r.   Fair Market Value. With regards to a Membership Interest, the Fair Market Value shall be the amount that would be distributable to the Member holding such interest in the event that the assets of the Company were sold for cash and the proceeds, net of liabilities, were distributed to the holders of all Membership Interests pursuant to this Agreement. In the event that the Fair Market Value of a Membership Interest is to be determined under this Agreement, the Manager shall select a qualified independent appraiser to make such determination and shall make the books and records available to the appraiser for such purpose.

s.   Formation Date. Formation Date shall mean the date of filing of the Certificate of Formation of the Company.

t.   Good Cause. Good cause shall have the meaning as described in Section 6.5.

u.   Gross Asset Value. Gross Asset Value means, with respect to any asset, the asset's adjusted basis for federal income tax purposes, except as follows:

i.   The Gross Asset Values of Company Assets shall be increased (or decreased) to reflect any adjustments to the adjusted basis of such assets pursuant to Internal Revenue Code § 734(b) or Internal Revenue Code § 743(b), but only to the extent that such adjustments are taken into account in determining Capital Accounts pursuant to Regulations § 1.704-1(b)(2)(iv)(m) and this Agreement; provided, however, that Gross Asset Values shall not be adjusted pursuant to this Paragraph to the extent the Manager determines that an adjustment is unnecessary or inappropriate in connection with a transaction that would otherwise result in an adjustment. If the Gross Asset Value of an asset has been determined or adjusted pursuant to this Agreement, such Gross Asset Value shall thereafter be adjusted by the depreciation taken into account with respect to such asset for purposes of computing Profits and Losses.

v.   Immediate Family. Immediate Family means any Member's spouse (other than a spouse who is legally separated from the Person under a decree of divorce or separate maintenance), parents, parents-in-law, descendants (including descendants by adoption), brothers, sisters, brothers-in-law, sisters-in-law, children-in-law, and grandchildren-in-law.

w.   Indemnified Party. Indemnified Party shall have the meaning as described in Section 13.1.

x.   Internal Revenue Code. References to the Internal Revenue Code or to its provisions are to the Internal Revenue Code of 1986, as amended from time to time, and the corresponding Regulations, if any. References to the Regulations are to the Regulations under the Internal Revenue Code in effect from time to time. If a particular provision of the Internal Revenue Code is renumbered, or the Internal Revenue Code is superseded by a subsequent federal tax law, any reference is deemed to be made to the renumbered provision or to the corresponding provision of the subsequent law, unless to do so would clearly be contrary to the Company's intent as expressed in this Agreement. The same rule shall apply to references to the Regulations.

y.   IRS. IRS means the Internal Revenue Service.

z.   Liabilities. Liabilities shall have the meaning as described in Section 13.1.

aa.   Manager(s). Manager(s) means a Person that manages the business and affairs of the Company, as provided herein. The initial Manager of the Company shall be United States Tungsten Resources LLC, a Delaware limited liability company.

bb.   Member(s). Member(s) means a Person who acquires a Membership Interest, as permitted under this Agreement. Unless otherwise approved by the Manager, all Members must be a business entity taxable as a corporation pursuant to the Internal Revenue Code

cc.   Membership Interest(s). Membership Interest(s) refers to a Member's right to vote (Class A Members only) on Company matters, receive information concerning the business and affairs of the Company, and to receive distributions pursuant to this Agreement. Class B Membership Interest is non-voting interest in the Company. Membership Interest percentages shall be calculated by dividing each Member's Units out of the total issued and outstanding Units held by Members.

dd.   Notice. Notice shall have the meaning as described in Section 14.6(c).

ee.   Partnership Representative. Partnership Representative shall have the meaning as described in Section 1.8.

ff.   Person(s). Person(s) shall mean an individual, partnership, joint venture, corporation, limited liability company, trust or unincorporated organization, a government or any department, agency, or political subdivision thereof, or any other entity.

gg.   Profits and Losses. Profits and Losses mean, for each fiscal year, an amount equal to the Company's taxable income or loss for such year, respectively, determined in accordance with Internal Revenue Code § 703(a) (for this purpose, all items of income, gain, loss, or deduction required to be stated separately pursuant to Internal Revenue Code § 703(a)(1) shall be included in taxable income or loss), with the following adjustments:

i.   Any income of the Company that is exempt from federal income tax and not otherwise taken into account in computing Profits and Losses shall be added to such taxable income or loss;

ii.   Any expenditures of the Company described in Internal Revenue Code § 705(a)(2)(B) or treated as Internal Revenue Code § 705(a)(2)(B) expenditures pursuant to Regulations § 1.704-1(b)(2)(iv)(i), and not otherwise taken into account in computing Profits and Losses shall be subtracted from such taxable income or loss;

iii.   In the event the Gross Asset Value of any Profit is adjusted pursuant to this Agreement, the amount of such adjustment shall be taken into account as gain or loss from the disposition of such asset for purposes of computing Profits and Losses;

iv.   Gain or loss resulting from any disposition of Company Assets with respect to which gain or loss is recognized for federal income tax purposes shall be computed by reference to the Gross Asset Value of the property disposed of, notwithstanding that the adjusted tax basis of such property differs from its Gross Asset Value; and

v.   Notwithstanding any other provision of this Agreement, any items which are specifically allocated pursuant to this Agreement shall not be taken into account in computing Profits and Losses.

hh.   Regulations. Regulations mean the Treasury Regulations of the United States.

ii.   Required Interest. Required Interest means the vote or consent of greater than fifty percent (>50%) of the Membership Interests entitled to vote.

jj.   Reviewed Year. Reviewed Year refers to the taxable year to which an item being adjusted, or that requires adjustment, relates.

kk.   Securities Act. Securities Act means the Securities Act of 1933, as amended from time to time.

ll.   Transfer. Transfer means, as a noun, any voluntary or involuntary transfer, sale, pledge, hypothecation, or other disposition, and, as a verb, to transfer, sell, pledge, hypothecate, or otherwise dispose of voluntarily or involuntarily.

mm.   Unit(s). Unit(s) means a unit of membership in the Company that is purchased by investors or otherwise issued to Persons, as decided in the sole discretion of the Manager and subject to this Agreement. Investors purchasing Units must be accepted as Members of the Company before becoming Unit holders in the Company.

Article 3. Capitalization of the Company

Section 3.1   Source of Funding

The Company will be funded by the sale of it securities. The Manager may issue securities as described in this Agreement. The Company may use debt and/or other alternative financing to fund its capital needs, as determined in the Manager's sole discretion. In the event the Manager is able to obtain additional debt or alternative financing, or the Company's capital needs are reduced, the offering amount pursuant to any confidential private placement memorandum and the number of Units to be issued by the Company may be reduced as determined by the Manager in its sole discretion.

Section 3.2   Issuance of Units

Members' Units shall be issued in consideration for their Capital Contribution and other good and valuable consideration as decided by the Manager. The Company has initially authorized Class A and Class B Units. Unless otherwise approved by the Manager, all Members must be a business entity taxable as a corporation pursuant to the Internal Revenue Code. The Company is authorized to issue an unlimited number of Units. Un-issued Units may not be voted for any action and shall not be allocated any Distributable Cash, Profits, or Losses. The Manager may amend this Agreement at any time to provide for the creation and issuance of additional classes of Units without the vote or consent of the Members. Issued Units shall be set forth in the List of Members in Exhibit B, and the Manager will update Exhibit B periodically to reflect the admission or withdrawal of Members.

Section 3.3   Capital Contribution Obligations

A Member or prospective member's promise to make a Capital Contribution to the Company is enforceable if in writing and signed by the Person making the promise and shall be enforceable against the Member's heirs, legal representatives, or successors without regard to death, disability, or other changed circumstances of the Member. A prospective member whose subscription documents have been accepted and approved by the Manager shall not be deemed admitted as a Member unless such investor's Capital Contribution is received by the Company.

Section 3.4   Additional Capital Contributions

Additional Capital Contributions shall not be required of the Members.

Section 3.5   Capital Accounts

A separate Capital Account shall be maintained for each Member in accordance with the applicable provisions of the Regulations.

Each Member's Capital Account shall be credited with such Member's Capital Contributions, such Member's share of Profits allocated to such Member in accordance with the provisions of this Agreement, any items in the nature of income or gain that are specifically allocated, and the amount of any Company liabilities that are assumed by such Member or that are secured by any Company Assets distributed to such Member.

Each Member's Capital Account shall be debited by the amount of cash distributed to such Member in accordance with this Agreement, the value of the Member's allocated share of Losses, the amount of any liabilities of such Member that are assumed by the Company or that are secured by any property contributed by such Member to the Company, and any items in the nature of deductions or depreciation that are specifically allocated.

The Manager shall maintain a correct record of all the Members and their Units, together with amended and revised schedules of ownership caused by changes in the Members and changes in Units.

Section 3.6   Loans

From time to time, the Manager may, but is not required, to loan its own funds or defer payment of its fees or reimbursement of its out-of-pocket expenses as an advance (an "Advance"). Alternatively, any Member may, with the prior approval of the Manager, by itself or in combination with other Members, make optional loans to the Company or advance money on its behalf to cover operating deficits or capital needs of the Company. Subject to any state or federal usury limitation or other applicable law or regulation, such loans or Advances shall bear simple, non-compounding interest at an interest rate of twelve percent (12%) per annum or less, as agreed by the Manager, and shall be payable in accordance with terms agreeable to the lending Members. Subject to all other outstanding debts of the Company that are encumbered by Company Assets, and subject to applicable restrictions under any existing loan agreements, any such loans or Advances shall be secured by applicable Company Assets. Payments on any such loans or Advances made by the Company shall be first applied to any interest due on any loan or Advance with the balance to be credited against the outstanding principal balance of the loan or Advance. Advances by the Manager and loans by any Member to the Company shall not be considered contributions of capital to the Company, shall not increase the Capital Account of the lending Member, and repayment of such loans shall not be deemed a return of capital to the lending Member.


Article 4. Distributions and Allocations


Section 4.1   Cash Distributions

Prior to the Company's liquidation, Distributable Cash will be distributed in the discretion of the Manager, subject to available cash. When distributed, Distributable Cash shall be distributed ratably to the Members according to their Membership Interest.

Section 4.2   Allocation of Profits and Losses

After giving effect to the special allocations described in Section 4.3, and after making all the other adjustments to the Members' Capital Accounts called for by this Agreement, the Company shall allocate all Profits, Losses, and similar tax items as follows:

a.   Profit Allocation. First, Profits will be allocated to each Member in proportion to the cumulative distributions, not including return of capital, to such Member until all such distributions have been so allocated as Profits. Second, the balance, if any, will be allocated to the Members in proportion to their Membership interest.

b.   Loss Allocation. First, Losses will be allocated to the Members in proportion to and to the extent of their Profits, if any, previously allocated in inverse order in which Profit was allocated. Second, the balance, if any, will be allocated to the Members in proportion to their Membership interest.

Allocation of Profits and Losses may be modified by subsequent agreement to conform to adjustments made to the Membership Interests because of loans to the Company converted to contributions to capital, any non-uniform distributions of cash, and any liquidating distributions.

Section 4.3   Special Allocations

a.   Qualified Income Offset. If a Member, or applicable Assignee, unexpectedly receives any adjustments, allocations, or distributions described in Regulations §§ 1.704-1(b)(2)(ii)(d)(4)-(d)(6), items of Company income and gain shall be specially allocated to each such Person in an amount and manner sufficient to eliminate, to the extent required by the Regulations, the Capital Account of such Person as quickly as possible, provided that an allocation pursuant to this Section shall be made only if and to the extent that such Person would have a negative Capital Account after all other allocations provided for in this Article 4 have been tentatively made as if this Section were not in the Agreement.

b.   Section 704(c) Allocations. In accordance with Internal Revenue Code § 704(c) and the applicable Regulations issued pursuant to Internal Revenue Code § 704(c), income, gain, loss, and deduction with respect to any property contributed to the capital of the Company shall, solely for tax purposes, be allocated among the Members, or applicable Assignees, so as to take into account any variation between the adjusted basis of such property to the Company for federal income tax purposes and initial Gross Asset Value of such property. In the event the Gross Asset Value of any Company Asset is adjusted pursuant to this Agreement, subsequent allocations of income, gain, loss, and deduction with respect to such property shall take into account any variation between the adjusted basis of such property for federal income tax purposes and Gross Asset Value of such property in the same manner as under Internal Revenue Code § 704(c) and the Regulations. Any elections or other decisions relating to such allocations shall be made by the Manager in any manner that reasonably reflects the purpose of this Agreement. Allocations made pursuant to this Section are solely for purposes of federal, state, and local taxes and shall not affect or in any way be taken into account in computing any Member's Capital Account or share of Profits, Losses, other items, or distributions pursuant to any provision of this Agreement.

c.   Minimum Gain Chargeback. Notwithstanding anything to the contrary in this Agreement, Profits and Losses shall be allocated as though this Agreement contained (and therefore is hereby incorporated herein by reference) minimum gain chargeback and partner minimum gain chargeback provisions, which comply with the requirements of Regulations § 1.704-2. For purposes of applying the minimum gain chargeback, non-recourse deductions for any taxable year shall be specially allocated among the Members, or applicable Assignees, in the same proportions that Losses for any such year would be allocated under Section 4.2.

d.   Allocations in Event of Re-characterization. If transactions between the Company and Members, or applicable Assignees, are re-characterized, imputed, or otherwise treated in a manner the effect of which is to increase or decrease the Profits or Losses of the Company, and correspondingly decrease or increase the taxable income, deduction, or loss of one or more Members or applicable Assignees, the allocations set forth in this Article shall be adjusted to eliminate, to the greatest extent possible, the consequences of such re-characterization or imputation.

e.   Other Allocations. The Manager shall make such other special allocations as are required in order to comply with any mandatory provision of the Regulations or to reflect a Member's or applicable Assignee's economic interest in the Company, determined with reference to such Person's right to receive distributions from the Company.

Section 4.4   Imputed Underpayments

a.   Modifications of Imputed Underpayments. Other than as is otherwise expressly stated in this Agreement, the Manager may make any request for modifications of an "imputed underpayment" to the IRS or cause the Partnership Representative or other Person to make any such request for any such modification, under the Internal Revenue Code as the Manager deems to be in the best interests of the Company, even if such an election has a negative effect on the Capital Account of one or more current or former Members.

b.   Election in the Event of an Imputed Underpayment. In the event that the IRS determines that there is one or more "imputed underpayments" for any taxable year, then the Partnership Representative is hereby expressly authorized and directed to make an election under § 6226 under the Internal Revenue Code as set forth in the rules released on January 2, 2018, or their successors or replacements, without the vote or consent of the Members, within forty-five (45) days of the date the respective final partnership adjustment is mailed to the Company. In the event that the Partnership Representative chooses to make such an election, each Member's share of the adjustment shall be calculated as follows:

i.   For an adjustment that involves the allocation of an item to a specific Member or former Member or in a specific manner, including a reallocation of an item, each Member's or former Member's share of the adjustment, and any amounts attributable to such adjustment, shall be the total amount of the item that should have been allocated in the Reviewed Year; and

ii.   For all other adjustments, the total adjustment, and any amounts attributable to such adjustment, shall be allocated as such items should have been allocated as described in subsection Section 4.2 above, and any other applicable provisions of this Agreement, in the Reviewed Year.

Article 5. Management of the Company

Section 5.1   General Authority of the Manager

Subject to the specific rights given the Members in this Agreement, all decisions respecting any matter affecting or arising out of the conduct of the business of the Company shall be made by the Manager, who shall have the exclusive right and full authority to manage, conduct, and operate the Company's business.

The Manager shall direct, manage, and control the Company to the best of its ability and shall have full and complete authority, power, and discretion to make any and all decisions and to do any and all things that such Manager may deem to be reasonably required to accomplish the purpose of the Company. However, the Manager shall not have the authority to take any action requiring the approval of the Members as set forth in Section 7.7.

The Manager shall manage and administer the Company according to this Agreement and shall perform all duties prescribed for a manager by the DLLCA.

Section 5.2   Actions of the Manager

Unless otherwise set forth in this Agreement, if there is more than one Manager, any Manager may act independently on behalf of the Company, or with regard to the administration of the Company, without the joinder of any other Manager, and any authority granted to the Manager under this Agreement or by the DLLCA may be duly exercised by any single Manager.

Section 5.3   Authority to Make or Terminate Tax Elections

The Manager may, but shall not be required to, cause the Company to make or terminate any elections applicable to the Company for federal and state income tax purposes, as the Manager deems to be in the best interests of the Members and the Company, without prior Notice to any Member. Such elections shall include, but are not limited to, an optional adjustment to basis election under § 754 of the Internal Revenue Code relating to distributions of Company Assets in a manner provided for in § 734 of the Internal Revenue Code and, in the case of a Transfer of a Unit, in a manner provided for in § 743 of the Internal Revenue Code.

Upon the addition of any new Manager, or a change in the ownership of or Persons having management authority over an existing Manager, exercising the § 754 election under the Internal Revenue Code shall require the unanimous consent of all the Members entitled to vote.

Section 5.4   Authorization to Execute Certain Instruments

With respect to all of their obligations, powers, and responsibilities under this Agreement, the Manager is authorized to execute and deliver, for and on behalf of the Company, such notes and other evidence of indebtedness, contracts, agreements, assignments, deeds, leases, loan agreements, mortgages, and other security instruments and agreements in such form, and on such terms and conditions, as the Manager in its sole discretion deems proper.

Section 5.5   Delegation to Agent

The Manager may delegate or proxy to any agent the power to exercise any or all powers granted such Manager as provided in this Agreement, including those that are discretionary, if allowed by law. The delegating Manager may terminate any delegation at any time. The delegation of any such power, as well as the revocation of any such delegation, shall be evidenced by an instrument in writing executed by the delegating Manager.

Section 5.6   Officers

The Manager is authorized to appoint one or more officers from time to time, to delegate authority thereto, to set compensation for such officers and to remove such officers from their appointed office. The officers shall hold office until their successors are chosen and qualified. Subject to any employment agreement entered into between the officer and the Company, an officer shall serve at the pleasure of the Manager.

Section 5.7   Specific Powers of the Manager

Without limiting the authority set forth in Section 5.1, the Manager shall have power and authority on behalf of the Company to:

    a.   Create classes of Units, issue Units and determine consideration for Units in accordance with this Agreement;

b.   Issue securities in accordance with this Agreement;

c.   Purchase Company Assets in the name of the Company and sell Company Assets;

d.   Borrow money on behalf of the Company from banks, investors, Members, other lenders, or Affiliates thereof on such terms as the Manager may deem appropriate, and to hypothecate, encumber, and grant security interests in Company Assets for the sole purpose of securing repayment of such borrowed sums. No debt or other obligation shall be contracted, or liability incurred, by or on behalf of the Company except by the Manager, and in no event shall any debt call for the individual guarantee of any Member unless otherwise agreed upon in writing by such Member;

e.   Execute on behalf of the Company all instruments and documents, including, without limitation: checks; drafts; loan agreements, notes, and other negotiable instruments; guarantee agreements; mortgages or deeds of trust; security agreements; financing statements; joint-ownership agreements, if any, relating to the management of the Properties; documents providing for the acquisition, financing, refinancing, or disposition of the Properties; assignments; bills of sale; leases; and any other instruments or documents necessary, in the opinion of the Manager, to the business of the Company, including the Company Assets;

f.   Amend this Agreement pursuant to Section 14.3;

g.   Purchase liability and other insurance to protect the Company Assets;

h.   Open financial accounts in the name of the Company;

i.   Form a Board pursuant to Section 6.8;

j.   Disburse Distributable Cash, invest Capital Contributions, and pay fees and expenses as set forth in this Agreement;

k.   Employ, contract with, and/or dismiss agents, employees, contractors, brokers, accountants, legal counsel, managing agents, or other Persons to perform services for the Company and to compensate such Persons from Company funds;

l.   Institute, prosecute, defend, settle, compromise, and dismiss actions or proceedings brought by, on behalf of, or against the Company; and

m.   Do and perform all other acts as may be necessary or appropriate to conduct the Company's business.

Article 6. The Manager

Section 6.1   The Manager

The Manager shall manage and administer Company Assets and perform all other duties prescribed for a manager by the DLLCA. The Company must have at all times at least one Manager. No other Person shall have any right or authority to act for or bind the Company except as permitted in this Agreement or as required by law. The Manager shall have no personal liability for the obligations of the Company.

Section 6.2   Extent and Scope of Services

During the existence of the Company, the Manager shall devote such time and effort to the Company's business as the Manager, in its sole discretion, determines to be necessary to promote adequately the interest of the Company and the mutual interest of the Members.

It is specifically understood and agreed that the Manager and its Affiliates shall not be required to devote full time to the Company's business.

The Manager and any of the Manager's Affiliates may engage in and possess interests in other business ventures of any and every type or description, independently or with others. Neither the Company nor any Member shall have any right, title, or interest in or to such independent ventures of the Manager. The Manager and the Manager's Affiliates may compete with the Company through any such independent venture, without liability to the Company for so doing. Any duties of care or loyalty of the Manager, especially as they relate to the Manager's capacity as a shareholder, officer or director of the Crowdfunding Issuer, are hereby waived to the maximum extent permitted by law.

Notwithstanding anything to the contrary herein or under any applicable law, the Manager, in exercising its rights hereunder in its capacity as the manager of the Company, shall be entitled to consider only such interests and factors as it desires, including its own interests, and shall have no duty or obligation (fiduciary or otherwise) to give any consideration to any interest of or factors affecting the Company or any Members, and shall not be subject to any other or different standards imposed by this Agreement, any other agreement contemplated hereby, under the DLLCA or under any other applicable law or in equity. The Manager shall not have any duty (including any fiduciary duty) to the Company, the Members, or any other Person, including any fiduciary duty associated with self-dealing or corporate opportunities, all of which are hereby expressly waived. Notwithstanding any fiduciary duty owed by the Manager to the Company or the Members, the Manager is under no obligation to present any investment opportunity to the Company, even if such opportunity is of a character that, if presented to the Company, could be taken by the Company for its own account. This Section shall not in any way reduce or otherwise limit the specific obligations of the Manager expressly provided in this Agreement or in any other agreement with the Company. The Manager may serve as an officer of the Company and shall not be in breach of any fiduciary duty owed the Company by virtue of serving in such capacity.

Section 6.3   Employment of Professionals

The Company may employ such brokers, agents, accountants, attorneys, and other advisors as the Manager may determine to be appropriate for the Company's business. The Company may employ Affiliated or unaffiliated service providers as necessary or convenient to facilitate the operations of the Company. Alternatively, the Manager may elect to provide such services to the Company using its own in-house personnel. Any such services provided by the Manager, or its Affiliates, will be compensated for at reasonable commercial rates.

Section 6.4   Voluntary Withdrawal of a Manager

A Manager of the Company may resign at any time by giving written Notice to all of the Members of the Company; however, this may require approval of a lender if the loan was conditioned on the qualifications of said Manager. The resignation of a Manager shall take effect ninety (90) days after receipt of Notice thereof or at such other time as shall be specified in such Notice or otherwise agreed between the Manager and Members. The acceptance of such resignation shall not be necessary to make it effective.

Section 6.5 Removal of a Manager

A Manager may be removed for Good Cause by Members holding seventy-five percent (75%) of the voting Membership Interest. For purposes of the foregoing, “Good Cause” means that the Manager has been found by a final, non-appealable order of a court of competent jurisdiction to have conducted itself on behalf of the Company in a manner that (i) constitutes gross negligence or willful misconduct, and (ii) has a material, adverse effect on the Company. In the event the Members vote to remove a Manager for Good Cause, the Manager shall have the right to submit the question of whether sufficient grounds for removal exist to binding arbitration to be conducted as further described in the Agreement.

Section 6.6 Additional Managers

At any time, the Manager, in its sole discretion, may designate any Person (regardless of whether a Member) a Manager. If all of the Managers withdraw, are removed, or otherwise cannot serve as Managers for any reason, a majority of voting Membership Interests shall, within ninety (90) days after the date the last remaining Manager has ceased to serve, designate one or more new Managers effective as of the date of such withdrawal, removal, or inability to serve. Any Person becoming a Manager will automatically have the rights, authorities, duties, and obligations of a Manager under the Agreement.

Section 6.7 Management Compensation

The Manager will not receive compensation for its services to the Company. Affiliates of the Manager may service as an officer of the Company and receive compensation for such services as determined by the Manager. The Manager or its Affiliates will receive reimbursement of reasonable expenses paid or incurred by the Manager or its Affiliates in connection with the Company’s operations, including any legal, financial and tax reporting, and accounting costs, which may be paid from Capital Contributions, operating revenue, or reserves. The Manager may also reimburse Members of the Company for such expenses incurred by them in connection with the Company’s operations, as decided in the Manager’s sole discretion. In addition, the Manager or its Affiliates will be reimbursed the fair value for provision of services to the Company at reasonable commercial rates on either an hourly or per-service basis, as permitted by Section 6.3.

Section 6.8 Board of Managers

a. Membership. The Manager may form a board of managers (the “Board”) made up of at least three members, who shall be appointed by the Manager; provided, however, that none of the members of the Board shall be a Manager of the Company. Upon formation of a Board, the Manager shall notify the Members of the names of the members of the Board and, as applicable, the Persons that designated any such member, and shall thereafter notify the Members of any changes in the membership of the Board. With regard to a Person that is not a Member, the Manager may condition such Person’s appointment to the Board upon such Person’s execution of an agreement to: (i) protect the confidentiality, and limit use of Company information in the same manner as a Member; and (ii) make such other acknowledgments for the protection of the Company as the Manager shall reasonably determine to be appropriate. Any member of the Board may, at any time, resign from the Board or be removed, with or without cause, by the Manager. All such appointments, designations, resignations, and removals shall be effective upon notice to the Company.

b. Powers. The Manager shall consult with, and seek the approval of, the Board as specifically required under this Agreement. In addition, the Manager may consult with, or seek the approval of, the Board regarding any other matter as determined by the Manager in its sole and absolute discretion. Without limiting the Manager’s ability to demonstrate that it has acted in good faith, the Manager shall be deemed to have acted in good faith when acting in accordance with the approval of the Board, provided that the Manager made a good faith effort to inform the Board of all the facts pertinent to such approval. A Person’s

status as a member of the Board shall not constitute such Person as an agent of the Company, and, except as specifically provided in this Agreement, the Board shall have no power or authority to manage, direct or act for the Company.

        c.   <u>Reimbursement of Expenses</u>. Members of the Board shall receive from the Company reimbursement for any reasonable out-of-pocket expenses incurred in connection with their attendance at meetings of the Board.

        d.   <u>Voting; Adoption of Rules and Procedures</u>. Except as otherwise provided in this Agreement, any recommendation, determination, approval, or other action of the Board shall require the approval of a majority of its members. No such action shall require an actual meeting of the Board, but meetings may be held at the request of the Manager or any member of the Board. Any member of the Board may, at its sole discretion, decline to participate in any specific deliberation or vote of the Board. The Manager may adopt other rules and procedures, not inconsistent with this Agreement, relating to the conduct of the Board's affairs, provided that such rules and procedures shall be subject to the approval of the Board.

Article 7. The Members

Section 7.1   Member Identification

All Members of the Company and their Units shall be listed on Exhibit B, which is incorporated and made a part hereof. The Manager shall update Exhibit B from time to time as necessary to accurately reflect the information contained therein.

Section 7.2   Limited Liability of Members

No Member shall be required to make any contribution to the capital of the Company for the payment of any Losses or for any other purposes; nor shall any Member be responsible or obligated to any third party for any debts or liabilities of the Company in excess of the sum of that Member's total Capital Contribution and share of any undistributed Profits of the Company.

Section 7.3   No Right to Participate in Management

No Member, other than a Manager who is additionally a Member, may participate in the management and operation of the Company's business or its investment activities or bind the Company to any obligation or liability whatsoever.

Section 7.4   Limited Right to Withdraw for a Member

No Member shall have the right to withdraw from the Company or to receive a return of any of its contributions to the Company until the Company is terminated and its affairs wound up, according to the DLLCA and the Agreement, unless otherwise approved by the Manager.

Section 7.5   Breach of this Agreement

A Member will breach this Agreement if the Member:

        a.   Attempts to withdraw from the Company, other than as permitted herein;

        b.   Interferes in the management of the Company's affairs;

        c.   Engages in conduct which results in the Company losing its tax status as a partnership;

d.   Breaches any confidentiality provisions of this Agreement, or

e.   Fails to discharge a legal duty to the Company.

A Member who is in breach of this Agreement shall be liable to the Company for damages caused by the breach. The Company may offset for the damages against any distributions or return of capital to the Member who has breached this Agreement.

Section 7.6   No Right to Cause Dissolution

No Member shall have the right or power to cause the dissolution and winding up of the Company by court decree or otherwise.

Section 7.7   Voting

Only Class A Members may vote on Company matters. The Members' consent or vote of not less than a Required Interest shall be required to cause the Company to do anything set forth in this Section, except as otherwise set forth in this Agreement. No Member shall have the right to vote on Company actions except as described in this Section.

The Class A Members, but not Assignees, shall have the right to vote on the following matters:

a.   The removal of a Manager, as set forth in Section 6.5, or appointment of an additional Manager, as set forth in Section 6.6;

b.   Amendment of the Agreement, other than as described in Section 14.3;

c.   Expulsion of a Member as set forth in Section 7.8; and

d.   Such other matters as are required by this Agreement or the DLLCA.

Section 7.8   Expulsion of a Member

A Member may be expelled from the Company by a seventy-five percent (75%) vote of Membership Interest held by all other Members entitled to vote (not including the Member to be expelled) if that Member (a) has willfully violated any provision of this Agreement and failed to cure such violation upon thirty (30) days' Notice provided by the Company; (b) committed fraud, theft, or gross negligence against the Company or one or more Members of the Company, or (c) engaged in wrongful conduct that adversely and materially affects the business or operation of the Company. Upon an affirmative vote to expel, such Member shall be expelled immediately as a Member and deemed an Assignee pursuant to Article 11. For one hundred eighty (180) days following the vote to expel, the Company shall have the option, upon a subsequent vote of seventy-five percent (75%) of Membership Interest held by all remaining Members entitled to vote, to purchase the Membership Interest of the former Member at Fair Market Value, as determined by a qualified appraiser chosen by the Manager. The determination of Fair Market Value made by such appraiser shall be final, conclusive, and binding on the Company, all Members, and all Assignees of a Membership Interest. The fees and expenses of such appraiser shall be shared equally by the purchaser and seller of the Membership Interest.

Article 8. Meetings and Notice

Section 8.1   Annual Meetings

No annual meeting of the Manager or the Members is required.

Section 8.2   Special Meetings

Special meetings of the Members or Manager may be called by the Manager or by Members holding at least ten percent (10%) of the Membership Interests entitled to vote. Special meetings of the Members or Manager shall be called upon delivery to the Members and Manager of a Notice of a special meeting given in accordance with Section 8.3.

Section 8.3   Notice of Meetings

At least ten (10), but no more than sixty (60), days before the date of a meeting, the Company shall deliver a Notice stating the date, time, and place of any meeting of the Members or Manager, and a description of the purposes for which the meeting is called, to each Manager and each Member entitled to vote at the meeting, at such address as appears in the records of the Company.

Section 8.4   Waiver of Meeting Notice

A Member or Manager may waive notice of any meeting, before or after the date and time of the meeting as stated in the Notice, by delivering a signed waiver to the Company for inclusion in the minutes. A Member's or Manager's attendance at any meeting, in person or by proxy, waives objection to lack of notice or defective notice of the meeting, unless the Member or Manager, at the beginning of the meeting, objects to holding the meeting or transacting business at the meeting. A Member or Manager waives objection to consideration of a particular matter at the meeting that is not within the purposes described in the meeting Notice, unless the Member or Manager objects to considering the matter when it is presented.

Section 8.5   Voting by Proxy

A Member or Manager may appoint a proxy to vote or otherwise act for such Member or Manager pursuant to a written appointment executed by the Member or Manager or such Persons duly authorized as attorney-in-fact. An appointment of a proxy is effective when received by the secretary or other officer or agent of the Company authorized to tabulate votes. The general proxy of a fiduciary is given the same effect as the general proxy of any other Member or Manager. A proxy appointment is valid for an unlimited term unless otherwise expressly stated in the appointment form or unless such authorization is revoked by the Member or Manager who issued the proxy.

Section 8.6   Action by Consent

Any action required or permitted to be taken at a meeting of the Members or Manager may be taken without a meeting if the action is taken by Members holding sufficient voting Units, or Manager with sufficient authority, to vote on the action. The action must be evidenced by one or more written consents describing the action taken, which consents, in the aggregate, are signed by sufficient Membership Interests entitled to vote on the action and delivered to the Company for inclusion in the minutes.

Section 8.7   Quorum

A quorum for a meeting of the Members shall be the Members holding at least a majority in interest of the Membership Interests entitled vote.

Section 8.8   Presence

Any or all the Members or the Manager may participate in any meeting of the Members by, or through the use of, any means of communication by which all the Members and Manager participating may simultaneously hear each other during the meeting. A Member or Manager so participating is deemed to be present in person at the meeting.

Section 8.9   Conduct of Meetings

At any meeting of the Members or Manager, the Manager shall preside at the meeting and shall appoint a Person to act as secretary of the meeting. The secretary of the meeting shall prepare minutes of the meeting, which shall be placed in the minute books of the Company.

Article 9. Books, Records and Bank Accounts

Section 9.1   Books and Records

The Manager shall keep books of account with respect to the operation of the Company. Such books shall be maintained at the principal office of the Company, or at such other place as the Manager may determine, which may include storing such records digitally.

Section 9.2   Access to Information

Subject to the provisions of this Section, each Member (and/or its designee) may examine and audit the Company's books, records, accounts, and assets at the principal office of the Company, or such other place as the Manager may specify, during usual business hours, subject to such reasonable restrictions as may be imposed by the Manager, so long as such examination is reasonably related to the Member's membership in the Company. All expenses attributable to any such examination or audit shall be borne by such Member.

An Assignee has no right to information regarding the Company. Though Assignees are not entitled to information, if they have or acquire information, they are subject to the confidentiality provisions of this Article, as those provisions apply to the Members.

Section 9.3   Confidential Information

The Members acknowledge that they may receive information regarding the Company in the form of trade secrets or other information that is confidential, the release of which may be damaging to the Company or to Persons with whom it does business.

Each Member shall hold in strict confidence any information it receives regarding the Company that is identified as being, or reasonably understood to be, confidential and may not disclose it to any Person other than another Member, except for disclosures:

      a.   compelled by law, but the Member must notify the Manager promptly of any request for that information before disclosing it, if practicable, to allow the Manager the opportunity to seek a protective order from a court of competent jurisdiction;

b.   to advisers or representatives of the Member, but only if they have also agreed to be bound by the provisions of this Section; and

c.   of information that the Member has received from a source independent of the Company, which the Member reasonably believes it obtained without breach of any obligation of confidentiality.

Section 9.4   Accounting Basis and Fiscal Year

The books of account of the Company shall be kept using appropriate accounting methods, as determined by the Manager, unless otherwise required by law, and shall be closed and balanced at the end of each Company year. The fiscal year of the Company shall end on December 31st of each year.

Section 9.5   Reports

The Manager shall, at the Company's expense, use commercially reasonable efforts to cause the Company to furnish to each of the Members regular financial and asset management reports and all information related to the Company necessary for the preparation of the Members' federal and state income tax returns. All financial statements and reports shall be prepared at the expense of the Company.

Section 9.6   Bank Accounts and Company Funds

All accounts used by or on behalf of the Company shall be and remain the property of the Company, and shall be received, held, and disbursed by the Manager for the purposes specified in this Agreement.

Article 10. Internal Dispute Resolution Procedure

ALL PROSPECTIVE MEMBERS SHOULD CAREFULLY READ THIS ENTIRE ARTICLE 10 TO ENSURE THAT THEY UNDERSTAND THAT BY SIGNING THIS AGREEMENT THEY ARE GIVING UP THE RIGHT TO TRIAL AND REIMBURSEMENT OF EXPENSES RELATED TO ANY DISPUTE. THE PRIMARY PURPOSE OF THIS ARTICLE IS TO PROTECT THE MEMBERS AND THEIR RESPECTIVE INVESTMENTS IN THE COMPANY.

Section 10.1   Introduction

Because the nature of the Company is to generate profits from the Company's operations, it is imperative that one Member's dispute with the Manager and/or other Members is not allowed to diminish the profits available to other Members. Litigation could require diversion of the Company's profits to pay attorneys' fees or could tie up Company funds necessary for the operation of the Company, impacting the profitability of the investment for all the Members. The only way to prevent such needless expense is to have a comprehensive dispute resolution procedure in place, to which each of the Members have specifically agreed in advance of membership in the Company. The procedure described below requires an aggrieved party to take a series of steps designed to amicably resolve a dispute on terms that will preserve the interests of the Company and other non-disputing Members, before invoking a costly remedy, such as arbitration.

In the event of a dispute, claim, question, or disagreement between the Members or between the Manager and one or more Members arising from or relating to this Agreement, the breach thereof, or any associated transaction (hereinafter "Dispute"), the Manager and the Members hereby agree to resolve such Dispute by strictly adhering to the dispute resolution procedure provided in this Article.

Section 10.2 Notice of Disputes

The aggrieved party must send written Notice of a Dispute to the Manager.

Section 10.3 Negotiation of Disputes

The parties hereto shall use their best efforts to settle any Dispute. To this effect, they shall consult and negotiate with each other in good faith and, recognizing their mutual interests, attempt to reach a just and equitable solution satisfactory to all parties. If, within a period of ninety (90) days after written Notice of such Dispute has been served by either party on the other, the parties have not reached a negotiated solution, then upon further Notice by either party, the Dispute shall be submitted to mediation administered by the American Arbitration Association ("AAA") in accordance with the provisions of its commercial mediation rules. The onus is on the aggrieved party to initiate each next step in this dispute resolution procedure as provided below.

a. <u>Tiebreaker Provision</u>. If the disputing parties are unable or unwilling to attempt a negotiated agreement on their own within thirty (30) days of Notice of the Dispute, they shall appoint a mutually acceptable neutral party who shall be either an attorney or CPA licensed in Delaware, familiar with the Securities Act, the DLLCA, and Regulation D offerings, to review the facts surrounding the Dispute and offer a nonbinding tiebreaking vote and/or proposed resolution. All costs and fees for such informal resolution shall be split equally between the parties to the dispute.

Section 10.4 General Provisions for Alternative Dispute Resolution

On failure of negotiation and mediation, as a last resort, binding arbitration shall be used to ultimately settle the Dispute. The following provisions shall apply to any subsequent mediation or arbitration.

a. <u>Preliminary Relief</u>. Any party to the Dispute may seek preliminary relief at any time after negotiation described above has failed, but prior to arbitration, under the "Optional Rules for Emergency Measures of Protection of the AAA Commercial Arbitration Rules and Mediation Procedures." The AAA case manager may appoint an arbitrator who will hear only the preliminary relief issues without going through the arbitrator selection process described in this Article.

b. <u>Consolidation</u>. Identical or sufficiently similar Disputes presented by more than one Member may, at the option of the Manager, be consolidated into a single negotiation, mediation, and/or arbitration.

c. <u>Location of Mediation or Arbitration</u>. Any mediation or arbitration shall be conducted in the venue set forth in Section 10.8, and each party to such mediation or arbitration must attend in person.

d. <u>Attorney Fees and Costs</u>. Each party shall bear its own costs and expenses (including its own attorneys' fees) and an equal share of the mediator or arbitrators' fees and any administrative fees, regardless of the outcome.

e. <u>Maximum Award</u>. The maximum amount a party may seek during mediation or be awarded by an arbitrator is the amount equal to the party's Capital Contributions and any Distributable Cash or interest to which the party may be entitled. An arbitrator will have no authority to award punitive or other damages.

f.   AAA Commercial Mediation or Arbitration Rules. Any Dispute submitted for mediation or arbitration shall be subject to the AAA's commercial mediation or arbitration rules. If there is a conflict between these rules and this Article, this Article shall be controlling.

Section 10.5   Mediation

Any Dispute that cannot be settled through negotiation as described in this Article may proceed to mediation. The parties shall try in good faith to settle the Dispute by mediation, which each of the parties to the Dispute must attend in person, before resorting to arbitration. If, after no less than three (3) face-to-face mediation sessions, mediation proves unsuccessful at resolving the Dispute, the parties may then, and only then, resort to binding arbitration as described in Section 10.6.

If the initial mediation(s) does not completely resolve the Dispute, any party may request, for good cause (which shall be specified in writing) a different mediator for subsequent mediation(s) by serving Notice of the request on the other parties for approval. If good cause exists, such request shall not be unreasonably denied.

a.   Selection of Mediator. The complaining party shall submit a request for mediation to the AAA. The AAA will appoint a qualified mediator to serve on the case. The parties will be provided with a biographical sketch of the mediator. The parties are instructed to review the sketch closely and advise the AAA of any objections they may have to the appointment in writing within five (5) days of receipt. If no objections are received within this timeframe, the mediator shall be deemed acceptable and mediation scheduled as soon as possible thereafter.

The preferred mediator shall have specialized knowledge of securities law, unless the dispute pertains to financial accounting issues, in which case the arbitrator shall be a certified public accountant, or if no such Person is available, shall be generally familiar with the subject matter involved in the Dispute. If the parties are unable to agree on the mediator within thirty (30) days of the request for mediation, the AAA case manager will make an appointment.

Section 10.6   Arbitration

Any Dispute that remains unresolved after good faith negotiation and three (3) failed mediation sessions shall be settled by binding arbitration. Judgment on the award rendered by the arbitrator(s) may be entered in any court of competent jurisdiction.

a.   Selection of Arbitrator. Prior to arbitration, the complaining party shall cause the appointment of an AAA case manager by filing of a claim with the AAA along with the appropriate filing fee and serving it on the defending party. The AAA case manager shall provide each party with a list of proposed arbitrators who meet the qualifications described below, or if no such Person is available, are generally familiar with the subject matter involved in the Dispute. Each side will be given a number of days to strike any unacceptable names, number the remaining names in order of preference, and return the list to the AAA. The AAA case manager shall then invite Persons to serve from the names remaining on the list, in the designated order of mutual preference. Should this selection procedure fail for any reason, the AAA case manager shall appoint an arbitrator as provided in the applicable AAA Commercial Arbitration Rules.

b.   Qualifications of Arbitrator. The selected arbitrator shall have specialized knowledge of securities law, unless the dispute pertains to financial accounting issues, in which case the arbitrator shall be a certified public accountant. Further, the selected arbitrator must agree to sign a certification stating that he/she has read this Agreement and all of the documents relevant to this Agreement in their entirety.

c.   <u>Limited Discovery</u>. Discovery shall be limited to only this Agreement and those documents pertaining to this Agreement, any written correspondence between the parties, and any other documents specifically requested by the arbitrator as necessary to facilitate his or her understanding of the Dispute. The parties may produce witnesses for live testimony at the arbitration hearing at their own expense. A list of all such witnesses and complete copies of any documents to be submitted to the arbitrator shall be served on the arbitrator and all other parties within forty-five (45) days of the arbitration hearing, at the submitting party's expense.

Section 10.7   Maintenance of the Status Quo

Unless preliminary relief has been sought and granted pursuant to Section 10.4(a) above, while a Dispute is pending, the Manager shall continue all operations and distributions of Distributable Cash in accordance with the provisions set forth in this Agreement as if the Dispute had not arisen, except that, a complaining Member's distributions shall be suspended and held in trust by the Manager pending the outcome of the Dispute.

Section 10.8   Venue

Venue for any Dispute arising under this Agreement or any Disputes among any Members or the Company shall be in the county of the principal office of the Company.

Article 11. Transfers and Member Admissions

Section 11.1   Assignee Interest Transferred

The transferee of a Unit will be an Assignee until such time as the Assignee satisfies the requirements of Section 11.5 to become a Member. Until such time as an Assignee is admitted as a Member, such Assignee shall have only those rights set forth in Section 11.2 of this Agreement.

An Assignee must execute, acknowledge, and deliver to the Company a written acceptance and adoption of this Agreement by the Assignee and execute, acknowledge, and deliver to the Manager a power of attorney in the form or containing the provision of authority provided in Exhibit A.

Section 11.2   Rights of an Assignee

If an Assignee is not admitted as a Member because of the failure to satisfy the requirements of Section 11.5, such Assignee shall nevertheless be entitled to receive such distributions from the Company as the transferring Member would have been entitled to receive under this Agreement had the transferring Member retained such Units.

Assignees shall have no other rights of the Members, including voting rights and access to Company records and information. Members have legal and economic rights, while Assignees only have the right to receive economic benefits.

Section 11.3   Assignee to Assume Tax Liability

The Assignee of a Unit, as well as any Person who acquires a charging order against a Unit, shall report income, gains, Losses, deductions, and credits with respect to such Unit for the period in which the Assignee interest is held or for the period the charging order is outstanding. The Manager shall deliver to the Assignee or the holder of such charging order, as the case may be, all tax forms required to be delivered to the

Members generally indicating that the income from such Unit has been allocated to the holder of the Assignee interest or the holder of the charging order.

Section 11.4   Admission of Members

The Company may, from time to time, admit Assignees of Units from Members as Additional Members, with consent from the Manager.

Section 11.5   Admission Procedure

No Person shall be admitted as a Member unless such Person executes, acknowledges, and delivers to the Company such instruments as the Manager may deem necessary or advisable to effect the admission of such Person as an Additional Member, including, without limitation, the written acceptance and adoption by such Person of the provisions of this Agreement, the power of attorney in the form or containing the provision of authority provided in Exhibit A, pertinent tax information, as well as any amendments to this Agreement and attorneys' fees and costs necessitated by the admission of such Additional Member. Company records will be revised, from time to time, to reflect the admission of any Additional Member.

Section 11.6   Permitted Transfers

a.   Requirements. Units, or any interest thereof, may not be the subject of any assignment, pledge, mortgage, hypothecation, gift, sale, resale, or other disposition or encumbrance (collectively, a "Transfer"), either to a prospective Assignee or prospective Member, unless the Units are subsequently registered under the Securities Act of 1933 and appropriate state securities laws, or unless, among other conditions set forth in this Agreement, an exemption from registration is available.

Further, no Transfers may be approved, Assignee rights granted, and/or Additional Members admitted unless the Transfer: (a) is approved by the Manager, which approval may be granted or withheld in its sole discretion and subject to such conditions as it may impose; (b) is evidenced by a written agreement, in form and substance satisfactory to the Manager, that is executed by the transferor, the transferee(s), and the Manager; (c) will not result in violation of the registration requirements of the Securities Act; (d) will not require the Company to register as an investment company under the Investment Company Act of 1940, as amended; and (e) will not result in the Company being classified for United States federal income tax purposes as an association taxable as a corporation.

The transferor of any Units is required to reimburse the Company for any expenses reasonably incurred in connection with a Transfer, including any legal, accounting, and other expenses, **regardless of whether such Transfer is consummated**.

Upon the Manager's request, the transferor shall provide (or, if obtained by the Company, reimburse the Company for) a written opinion of counsel, in a form satisfactory to the Manager, to the effect that such Transfer: (a) will not result in a termination of the Company within the meaning of the Act or § 708(b) of the Internal Revenue Code; and (b) does not violate any applicable federal or state securities law.

The transferee of any Units in the Company that is admitted to the Company as a substitute Member shall succeed to the rights and liabilities of the transferor Member, and, after the effective date of such admission, the Capital Account of the transferor shall become the Capital Account of the transferee to the extent of the Units transferred.

b.   Exception to Requirements. Notwithstanding subsection (a) of this Section 11.6 above, a Member may Transfer its Units without the consent of the Manager or any other Member to a trust for his or her benefit, to his or her spouse, to a trust for the benefit of his or her spouse, to his or her Immediate Family, or to a trust for the benefit of his or her Immediate Family, so long as the proposed Transfer does not: (a) cause the Company to terminate for federal income tax purposes; (b) result in any event of default as to any secured or unsecured obligation of the Company; (c) result in a violation of the Securities Act; (d) cause a reassessment of any Company Assets; or (e) cause any other material, adverse effect to the Company.

Section 11.7   Non-Recognition of an Unauthorized Transfer or Assignment

Any attempted Transfer in violation of the provisions of this Agreement is void *ab initio*. The Company shall not be required to recognize the purported interest in the Company of any transferee or Assignee who has obtained such purported interest in the Units as a result of a Transfer that is not authorized by this Agreement. If the Transfer is in doubt, or if there is reasonable doubt as to who is entitled to a distribution of the income realized from a Unit or the interest of an Assignee, the Company may accumulate the income until this issue is finally determined and resolved. Accumulated income shall be credited to the Capital Account of the Member or Assignee whose interest is in question.

Section 11.8   Involuntary Transfers

Upon the death, disability, bankruptcy, insolvency, liquidation, or dissolution of a Member, the rights and obligations of that Member under this Agreement shall inure to the benefit of, and shall be binding upon, that Member's successor(s), estate, or legal representative, and each such Person shall be treated as an Assignee until and unless such Person is admitted as a Member pursuant to the Agreement.

Upon the death or incapacity of an individual Member or holder of an Assignee interest, the personal representative of the individual Member or holder of such interest shall have the same rights, with respect to the Unit holder or Assignee's interest, as those held by the deceased or incapacitated person, for the purpose of settling or managing the Member's or holder's estate or affairs.

Upon any Transfer pursuant to any decree of divorce, dissolution, or separate maintenance, any property settlement, any separation agreement, or any other agreement with a spouse (excluding a permitted Transfer to Immediate Family as set forth in Section 11.6(b) under which any Units are awarded to the spouse of the Member, such transferee spouse shall be treated as an Assignee until and unless such Person is admitted as a Member pursuant to the Agreement.

An Assignee of any Transfer under this Section shall be bound by all of the terms and conditions of this Agreement.

Article 12. Dissolution and Termination

Section 12.1   Events of Dissolution

The Company shall be dissolved upon the occurrence of any of the following events:

a.   In the sole discretion of the Manager, upon the liquidation and subsequent distribution of all Company Assets to the Members;

b.   The withdrawal of the Manager unless (i) the Company has at least one other Manager, or (ii) within ninety (90) days after the withdrawal, a Required Interest votes to continue the business of the Company and to appoint, effective as of the date of withdrawal, one or more additional Managers;

c.   The withdrawal of all the Members, unless the Company is continued in accordance with the DLLCA;

d.   The Company engages in a merger transaction where it is not the surviving entity; or

e.   The Company is to be dissolved upon the entry of a decree of judicial dissolution by a court of competent jurisdiction.

Section 12.2   Effective Date of Dissolution

Absent an election to continue the Company as provided in this Article, dissolution of the Company shall be effective on the date on which the event occurs giving rise to the dissolution, but the Company shall not be wound up until cancelation of the Company's Certificate Of Formation and all remaining Company Assets have been distributed, as provided in this Agreement.

Section 12.3   Operation of the Company after Dissolution

During the period in which the Company is winding up, the business of the Company and the affairs of the Members shall continue to be governed by this Agreement.

Section 12.4   Liquidation of Company Assets

Upon dissolution of the Company, the Manager or, in the absence of a Manager, a liquidator appointed by a Required Interest, shall liquidate remaining Company Assets, apply and distribute the proceeds derived from the liquidation of the remaining Company Assets as contemplated by this Agreement, and cause the cancellation of the Company's Certificate of Formation.

a.   Payment of Company Creditors and Provision for Reserves. The proceeds derived from the liquidation of Company Assets shall first be applied toward or paid to any creditor of the Company who is not a Member. The order of priority of payment to any creditor shall be as required by applicable law. After payment of liabilities owing to creditors, excluding the Members, the Manager or liquidator shall set up such reserves as are deemed reasonably necessary for any contingent or unforeseen liabilities or obligations of the Company.

b.   Ability to Create an Escrow Account. Any reserves for contingent liabilities may, but need not, be paid over by the Manager or liquidator to a bank to be held in escrow for the purpose of paying any such contingent or unforeseen liabilities or obligations. Following the expiration of such period as the Manager or liquidator may deem advisable, such remaining reserves shall be distributed to the Members or their assigns in the order of priority set forth in the provisions of this Agreement relating to distributions to the Members.

c.   Distribution of Company Assets after the Payment of Liabilities and Establishment of Reserves. After paying liabilities and providing for reserves, the Manager or liquidator shall satisfy any debts owed to the Members with the remaining net assets of the Company, if any, and then distribute any remaining assets to the Members, as set forth in Section 4.1.

d.   Non-Cash Assets. If any part of the net assets distributable to the Members consists of notes, real estate equity or interests, or other non-cash assets, the Manager or liquidator shall distribute any non-tangible property interests directly to the Members, and may take whatever steps they deem appropriate to convert tangible property interests into cash or any other form to facilitate distribution. If any assets of the Company are to be distributed in kind, such assets shall be distributed on the basis of their fair market value at the date of distribution, as determined by the Manager or liquidator.

Section 12.5   Company Assets Sole Source

The Members shall look solely to Company Assets for the payment of any debts or liabilities owed by the Company to the Members and for the return of their Capital Contributions and liquidation amounts. If Company Assets remaining after the payment or discharge of all of its debts and liabilities to Persons other than the Members is insufficient to return the Members' Capital Contributions, the Members shall have no recourse against the Company, the Manager, or any other Members, except to the extent that such other Members may have outstanding debts or obligations owing to the Company.

Section 12.6   Sale of Company Assets during Term of the Company

The sale of Company Assets during the term of the Company shall not be considered a liquidation of the Company and therefore is not a dissolution and termination as defined under this Article.

Article 13. Indemnification

Section 13.1   General Indemnification

The Manager, its Affiliates, and their respective officers, directors, agents, partners, members, managers, employees, and any Person the Manager designates as an indemnified Person (each, an "Indemnified Party") shall, to the fullest extent permitted by law, be indemnified on an after-tax basis out of Company Assets (and the Manager shall be entitled to grant indemnities on behalf of the Company, and to make payments out of the Company, to any Indemnified Party in each case in accordance with this Section) against any and all losses, claims, damages, liabilities, costs and expenses (including legal fees and expenses), judgments, fines, penalties, interest, settlements, and other amounts (collectively, "Liabilities") arising from any and all claims, demands, actions, suits, and proceedings, whether civil, criminal, administrative, or investigative, in which any Indemnified Party is or may be involved, or is threatened to be involved, as a party or otherwise, in connection with the investments and activities of the Company or by reason of such Person being a Manager, or agent of a Manager, of the Company.

However, no such Indemnified Party shall be so indemnified, with respect to any matter for which indemnification is sought, to the extent that a court of competent jurisdiction determines pursuant to a final and non-appealable judgment that, in respect of such matter, the Indemnified Party had (a) acted in bad faith or in the reasonable belief that the party's action was opposed to the best interests of the Company or constituted gross negligence or willful misconduct or breach of such party's fiduciary duty to the Company, if any, or (b) with respect to any criminal action or proceeding, had cause to believe beyond any reasonable doubt the party's conduct was criminal. An Indemnified Party shall not be denied indemnification in whole or in part under this Section because the Indemnified Party had an interest in the transaction with respect to which indemnification applies if the transaction was otherwise permitted by the terms of this Agreement.

Section 13.2   Tax Liability Indemnification

Each Member or Assignee, as applicable, shall indemnify and hold harmless the Indemnified Parties from and against any and all Liabilities arising from any underpayment in such Member's/Assignee's taxes on any amounts distributed by the Company to such Member/Assignee that results in one or more "imputed underpayments" as such term is defined by the IRS, even if such imputed underpayment is determined after the date the respective Member/Assignee is no longer a Member/Assignee of the Company. This indemnification shall specifically be effective and enforceable even after a Member/Assignee is no longer a Member/Assignee if such former Member/Assignee was a Member/Assignee in the Reviewed Year.

Section 13.3   Indemnity for Misrepresentation of a Prospective Member

Each Member shall indemnify and hold harmless the Manager and other Indemnified Parties from and against any and all Liabilities of whatsoever nature to or from any Person arising from or in any way connected with that Member's misrepresentation(s) that it met the "suitability standards" established by the Manager for membership in the Company.

Section 13.4   Advancement of Indemnification Funds

To the fullest extent permitted by law, amounts in respect of Liabilities incurred by an Indemnified Party in defending any claim, demand, action, suit, or proceeding, whether civil, criminal, administrative, or investigative, shall from time to time be advanced by the Company prior to a determination that the Indemnified Party is not entitled to be indemnified upon receipt by the Company of an undertaking by or on behalf of the Indemnified Party to repay such amount if it shall be determined that the Indemnified Party is not entitled to be indemnified as set forth in Section 13.1.

Section 13.5   No Impairment of Indemnification

No amendment, modification, or repeal of this Article or any other provision of this Agreement shall in any manner terminate, reduce, or impair the right of any past Indemnified Party to be indemnified by the Company or the obligations of the Company to indemnify any such Indemnified Party under and in accordance with the provisions of this Agreement as in effect immediately prior to such amendment, modification, or repeal with respect to any claim, demand, action, suit, or proceeding, whether civil, criminal, administrative, or investigative, arising from or relating to matters occurring, in whole or in part, prior to such amendment, modification, or repeal, regardless of when such claim, demand, action, suit, or proceeding may arise or be asserted.

Section 13.6   Exculpation of Actions in Good Faith

Neither the Manager nor its Affiliates shall be liable to the Company or any Member for any loss which arises out of any action or omission of such party if (a) such party determined, in good faith, that such course of conduct was in, or was not opposed to, the best interest of the Company and, with respect to any criminal action or proceeding, had no reasonable cause to believe such party's conduct was unlawful, and (b) such course of conduct did not constitute a breach of such party's fiduciary duty (if any) to the Company or gross negligence or willful misconduct of such party.

Section 13.7   No Termination of Indemnification Rights

The provisions of this Article shall survive the dissolution of the Company.

Article 14. General Matters

Section 14.1   Successors and Assigns

Subject to the restrictions on Transfer provided in this Agreement, this Agreement, and each and every provision of it, shall be binding upon and shall inure to the benefits of the Members, their respective successors, successors-in-title, personal representatives, heirs, Assignees, and other assigns.

Section 14.2   Power of Attorney

Each Member, by the execution of this Agreement, does hereby irrevocably constitute and appoint the Manager as such Member's true and lawful agents and attorneys-in-fact, with full power and authority in the Member's name, place, and stead, to make, execute, sign, acknowledge, swear to, deliver, file, and record such documents as may be necessary or appropriate to do, or cause to be done, the actions set forth in Exhibit A.

Section 14.3   Amendment

Provided that in each of the following instances, the Manager reasonably determines that such amendment will not subject any Member to any material, adverse economic consequences, the Manager, without the consent of the Members, may amend any provision of this Agreement or the Certificate of Formation, and may execute, swear to, acknowledge, deliver, file, and record such documents as may be required in connection therewith, to:

      a.   change the name of the Company or the location of its principal office;

      b.   add to the duties or obligations of the Manager;

      c.   cure any ambiguity or correct or supplement any inconsistency in this Agreement;

      d.   correct any printing, typographical, or clerical errors or omissions in order that the Agreement shall accurately reflect the agreement among the Members;

      e.   reflect information regarding the admission of any Additional Member or substitute Member.

      f.   a change that the Manager determines to be necessary, desirable or appropriate to facilitate the trading of the Units or comply with any rule, regulation, guideline or requirement of any National Securities Exchange or over-the-counter market on which Interests are or will be listed for trading, compliance with any of which the Manager deems to be in the best interests of the Company and the Members;

      g.   a change that is required to effect the intent expressed in any offering documents of the Company or the intent of the provisions of this Agreement or is otherwise contemplated by this Agreement;

      h.   an amendment that the Manager determines, based on the advice of counsel, to be necessary or appropriate to prevent the Company, the Manager, any officers or any trustees or agents of the Company from in any manner being subjected to the provisions of the Investment Company Act, the Investment Advisers Act, or plan asset regulations adopted under ERISA, regardless of whether such are substantially similar to plan asset regulations currently applied or proposed by the United States Department of Labor;

      i.   any other amendment other than an amendment expressly requiring consent of the Members; and

      j.   any other amendments substantially similar to the foregoing.

Any amendments not similar to the foregoing or as otherwise permitted by this Agreement or the power of attorney as set forth in Exhibit A shall require the written consent or vote of a Required Interest.

Section 14.4 Partition

Each Member, its successors, and assigns hereby waives any rights to have any Company Asset partitioned, and, pursuant to such waiver, no Member, nor any successor or assign of any Member, shall have the right while this Agreement remains in effect to file a complaint or institute any proceeding at law to seek, or to otherwise demand, request, or require, the liquidation or dissolution of the Company, the return of capital or any specific Company Assets, or, in equity, to have Company Assets partitioned, and each Member, on its own behalf and that of its successors, representatives, heirs, and assigns, hereby waives any such right.

The Members intend that during the term of this Agreement, the rights of the Members and their successors-in-interest, as among themselves, shall be governed by the terms of this Agreement, and that the right of any Member or successors-in-interest to Transfer or otherwise dispose of its Membership Interest in the Company shall be subject to the limitations and restrictions of this Agreement.

Section 14.5 No Waiver

The failure of any Member to insist upon strict performance of any provision or obligation of this Agreement, irrespective of the length of time for which such failure continues, shall not be a waiver of such Member's right to demand strict compliance in the future. No consent or waiver, express or implied, to or of any breach or default in the performance of any obligations under this Agreement, shall constitute a consent or waiver to or of any other breach or default in the performance of the same or any other obligation.

Section 14.6 Construction and Miscellaneous

The following general matters shall apply to the provisions of this Agreement:

a.   <u>Construction</u>. Unless the context requires otherwise, words denoting the singular may be construed as plural and words of the plural may be construed as denoting the singular. Words of one gender may be construed as denoting another gender or no gender as is appropriate within such context. The word "or" when used in a list may function as both a conjunction and a disjunction if the context permits.

b.   <u>Headings of Articles, Sections, and Subsections</u>. The headings of Articles, Sections, and Subsections used within this Agreement are included solely for the convenience and reference of the reader. They shall have no significance in the interpretation or construction of this Agreement.

c.   <u>Notices</u>. Any notice or communication to be given under the terms of this Agreement ("Notice") shall be in writing and shall be personally delivered or sent by overnight delivery, certified United States mail, or email. Notice shall be effective: (a) if emailed or personally delivered, when delivered; (b) if by overnight delivery, the day after delivery thereof to a reputable overnight courier service, delivery charges prepaid; or (c) if mailed, at midnight on the third business day after deposit in the mail, postage prepaid. Notices to the Company shall be addressed to its address below and to Members at their address for correspondence as set forth in the subscription documents, each as amended from time to time by Notice of the transferring party. Additionally, the Manager may provide Notice to the Members via a Company-related online platform. The Manager does not permit Notice by email.

> United States Tungsten, LLC
> Attn: United States Tungsten Resources, LLC
> 4775 Collins Ave, Suite 4401
> Miami Beach FL 33140

d.   Applicable State Law. This Agreement shall be governed, construed, and enforced in accordance with the laws of Delaware, without regard to its conflict of laws rules.

e.   Execution; Duplicate Originals. This Agreement may be executed manually, electronically, or by facsimile transmission, and in multiple counterparts. Each counterpart shall be considered a duplicate original agreement and all such counterparts shall, taken together, be considered one Agreement.

f.   Severability. If any provision of this Agreement is declared by a court of competent jurisdiction to be illegal, invalid, or unenforceable for any reason, such provision shall be fully severable and such illegality, invalidity, or unenforceability shall not affect the remaining provisions of this Agreement. Furthermore, in lieu of each illegal, invalid, or unenforceable provision, there shall be added automatically as part of this Agreement a provision as similar in terms to such illegal, invalid, or unenforceable provision as may be possible, legal, valid, and enforceable.

g.   Acceptance. Each Manager and Member hereby acknowledges and confirms that he, she, or it has reviewed this Agreement, accepts all its provisions, and agrees to be bound by all the terms, conditions, and restrictions contained in this Agreement.

[Signature Page Follows]

IN WITNESS WHEREOF, the Members and the Manager have executed or approved this Agreement effective August 28, 2025.

MANAGER:

United States Tungsten Resources, LLC**,**
a Delaware limited liability company

By: box SIGN 4L662X72-137PWV9W
J. Randall Waterfield, its Manager

By: Stacy W Hastie
box SIGN 42VYYZ57-137PWV9W
Stacy Hastie, its Manager

EXHIBIT A

MEMBER COUNTERPART SIGNATURE PAGE AND LIMITED POWER OF ATTORNEY

Company Agreement of
United States Tungsten, LLC

The undersigned prospective Member executes this counterpart signature page and thereby joins in the Company Agreement of United States Tungsten, LLC, a Delaware limited liability company (the "Company"), dated August 28, 2025 (the "Agreement"), as may be amended from time to time, between and among United States Tungsten Resources, LLC, a Delaware limited liability company, the manager of the Company (the "Manager"), and the Persons acquiring Units (the "Members") as described in the Agreement.

For purposes of reference, this document specifically incorporates the Agreement. The undersigned acknowledges that this counterpart signature page may be affixed with other counterpart signature pages of substantially like tenor, which are executed by the other parties to the Agreement, to constitute an original, and which taken together shall be but a single instrument.

The undersigned acknowledges that he/she/it has read, understands, and agrees to the entire dispute resolution procedure described in Article 10 of the Agreement, has sought advice of his/her/its own counsel to the extent he/she/it deems necessary, and is giving up the right to trial by jury, the right to conduct pretrial discovery, and the right to reimbursement of expenses, including attorneys' fees, related to a Dispute.

In accordance with the Agreement, the undersigned hereby irrevocably constitutes and appoints the Manager as its true and lawful attorney and agent, in its name, place, and stead to make, execute, acknowledge, and, if necessary, to file and record:

      a.   all agreements, certificates, and other instruments that the Manager may deem necessary or appropriate to qualify or continue the Company as a limited liability company in the jurisdictions in which the Company may conduct business;

      b.   all agreements, certificates, and other instruments that the Manager may deem necessary or appropriate to reflect a Transfer of any Units in the Company or the admission of a Member in accordance with the terms of the Agreement; and

      c.   all agreements, loan documents, debt instruments, resolutions, amendments, and consents necessary for the purchase, financing, refinancing, sale, or management of the Company Assets.

This power of attorney shall be deemed irrevocable and coupled with an interest. A copy of each document executed by the Manager pursuant to this power of attorney shall be transmitted to the undersigned promptly after the date of the execution of any such document.

This power of attorney shall survive delivery of any assignment by the undersigned of the whole or any part of such Person's Units, provided that if such assignment was of all of the undersigned's Units and the substitution of the Assignee as a Member has been consented to by the Manager, this power of attorney shall survive the delivery of such assignment for the purpose of enabling the Manager to execute, acknowledge, and file any and all certificates and other instruments necessary to effectuate the substitution of the Assignee as a substitute Member. This power of attorney shall survive the death, incapacity, dissolution, or termination of the undersigned and shall extend to the undersigned's successors and assigns.

Except as expressly set forth in the Agreement, this power of attorney cannot be used by the Manager for the purpose of increasing or extending any financial obligation or liability of the undersigned or altering the method of division of available cash or net income or loss without the written consent of the undersigned.

EACH PERSON ACKNOWLEDGES AND CONFIRMS THAT THEY HAVE REVIEWED THE COMPANY AGREEMENT, ACCEPTS ITS PROVISIONS, AND AGREES TO BE BOUND BY ALL THE TERMS, CONDITIONS, AND RESTRICTIONS CONTAINED THEREIN.

IN WITNESS WHEREOF, this Membership Counterpart Signature Page and Limited Power of Attorney is executed as of the date listed below.

United States Tungsten CF Corp
_____
Full Name of Person or Entity

Stacy W Hastie
box SIGN   42VYYZ57-137PWV9W
_____
Signature

President
_____
Title (if member not a natural person)

_____
Name of Joint Signatory (if any)

_____
Additional Signature (if necessary)

_____
Title (if necessary)

EXHIBIT B

LIST OF MEMBERS

The following Persons are the Members of the Company, and their Units are set forth below. This Exhibit will be amended from time to time to include past and current Members and their respective Membership Interests.

Member Name	Units	Class	Membership Interest
United States Tungsten CF Corp	133,333,333	A	100.00%
TOTAL	**133,333,333**	**-**	**100.00%**

EXHIBIT D

Certificate of Conversion of the Company



Delaware

The First State

I, CHARUNI PATIBANDA-SANCHEZ, SECRETARY OF STATE OF THE STATE

OF DELAWARE, DO HEREBY CERTIFY THAT THE ATTACHED IS A TRUE AND

CORRECT COPY OF THE CERTIFICATE OF CONVERSION OF A DELAWARE

CORPORATION UNDER THE NAME OF "UNITED STATES TUNGSTEN CORP." TO A

DELAWARE LIMITED LIABILITY COMPANY, CHANGING ITS NAME FROM "UNITED

STATES TUNGSTEN CORP." TO "UNITED STATES TUNGSTEN, LLC", FILED IN

THIS OFFICE ON THE TWENTY-EIGHTH DAY OF AUGUST, A.D. 2025, AT 2:02

O`CLOCK P.M.



C. P. Sanchez

Charuni Patibanda-Sanchez, Secretary of State

10188251 8100V
SR# 20253819385

Authentication: 204625827
Date: 09-02-25

You may verify this certificate online at corp.delaware.gov/authver.shtml

STATE OF DELAWARE
CERTIFICATE OF CONVERSION
FROM A CORPORATION TO A
DELAWARE LIMITED LIABILITY COMPANY
PURSUANT TO SECTION 18-214 OF
THE DELAWARE LIMITED LIABILITY COMPANY ACT

1. The jurisdiction where the corporation was first formed is Delaware and the date the corporation first formed is May 8, 2025.

2. The jurisdiction immediately prior to filing this Certificate is Delaware.

3. The name of the corporation immediately prior to filing this Certificate is United States Tungsten Corp..

4. The name of the limited liability company as set forth in the Certificate of Formation is United States Tungsten, LLC.

IN WITNESS WHEREOF, the undersigned have executed this Certificate on the 18th day of August, A.D. 2025.

By: J. Randall Waterfield
Authorized Person

Name: J. Randall Waterfield
Print or Type

State of Delaware
Secretary of State
Division of Corporations
Delivered 02:02 PM 08/28/2025
FILED 02:02 PM 08/28/2025
SR 20253819385 - File Number 10188251

EXHIBIT E

Certificate of Formation of the Co-Issuer

Delaware

The First State

I, CHARUNI PATIBANDA-SANCHEZ, SECRETARY OF STATE OF THE STATE OF DELAWARE, DO HEREBY CERTIFY THE ATTACHED IS A TRUE AND CORRECT COPY OF THE CERTIFICATE OF FORMATION OF "UNITED STATES TUNGSTEN CF SPV LLC", FILED IN THIS OFFICE ON THE TWELFTH DAY OF AUGUST, A.D. 2025, AT 3:18 O`CLOCK P.M.



C. P. Sanchez

Charuni Patibanda-Sanchez, Secretary of State

10293044 8100
SR# 20253648594

You may verify this certificate online at corp.delaware.gov/authver.shtml

Authentication: 204460473
Date: 08-13-25

STATE OF DELAWARE
CERTIFICATE OF FORMATION
OF LIMITED LIABILITY COMPANY

The undersigned authorized person, desiring to form a limited liability company pursuant to the Limited Liability Company Act of the State of Delaware, hereby certifies as follows:

1. The name of the limited liability company is United States Tungsten CF SPV LLC.

2. The Registered Office of the limited liability company in the State of Delaware is located at 1521 Concord Pike Suite 201 (street), in the City of Wilmington, Zip Code 19803. The name of the Registered Agent at such address upon whom process against this limited liability company may be served is Corporate Creations Network Inc..

By: *[signature]*
Authorized Person

Name: Clemen Cunningham
Print or Type

State of Delaware
Secretary of State
Division of Corporations
Delivered 03:18 PM 08/12/2025
FILED 03:18 PM 08/12/2025
SR 20253648594 - File Number 10293044

EXHIBIT F

Company Agreement of the Co-Issuer

Company Agreement

of

United States Tungsten CF SPV LLC

a Delaware limited liability company

August 12, 2025

THE INTERESTS REPRESENTED BY THIS COMPANY AGREEMENT HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, NOR QUALIFIED UNDER APPLICABLE SECURITIES LAWS IN RELIANCE ON EXCEPTIONS THEREFROM. THESE INTERESTS ARE BEING ACQUIRED FOR INVESTMENT PURPOSES ONLY AND NOT WITH A VIEW TO DISTRIBUTION OR RESALE AND MAY NOT BE SOLD, MORTGAGED, PLEDGED, HYPOTHECATED, OR OTHERWISE TRANSFERRED WITHOUT AN EFFECTIVE REGISTRATION STATEMENT FOR SUCH INTERESTS UNDER THE SECURITIES ACT OF 1933, APPLICABLE REGULATIONS PROMULGATED PURSUANT THERETO, AND COMPLIANCE WITH ANY APPLICABLE STATE SECURITIES LAWS AND REGULATIONS UNLESS EXEMPT THEREFROM.

Company Agreement of
United States Tungsten CF SPV LLC
Table of Contents


Company Agreement
of
United States Tungsten CF SPV LLC
a Delaware limited liability company


THIS COMPANY AGREEMENT (the "Agreement"), effective August 12, 2025 (the "Effective Date"), is made and entered into by and among those Persons (i) who by their signatures to a Form of Adherence represent and agree to all of the terms and conditions set forth herein and (ii) who are accepted by United States Tungsten Resources, LLC, a Delaware limited liability company as the manager of the Company (the "Manager") as members of the Company (each a "Member," and collectively, the "Members"). The Company will, at all times, operate as a "Crowdfunding Vehicle," as described by Investment Company Act Rule 3a-9 (17 CFR § 270.3a-9). This Agreement is intended to set forth the rights, duties, obligations, and responsibilities of the Members and the Manager with respect to the Company. The Members and the Manager hereby agree as follows:


Article 1. Formation of the Company


Section 1.1   Limited Liability Company

United States Tungsten CF SPV LLC was formed as a Delaware limited liability company (the "Company") by executing and delivering the Certificate of Formation in accordance with the Delaware Limited Liability Company Act, as codified in the Delaware Code, Title 6, Chapter 18 (the "DLLCA"), and the rights and liabilities of the Members shall be as provided in the DLLCA except as may be modified in this Agreement.

Section 1.2   Name of the Company

The name of the Company is United States Tungsten CF SPV LLC. The Manager, in its sole discretion, may change the name of the Company or operate the Company under different names.

Section 1.3   Purpose and Scope of the Company

The Company was formed to facilitate the investment in United States Tungsten, LLC, a Delaware limited liability company ("Crowdfunding Issuer"), via a regulation crowdfunding offering. The general purpose of the Company is to acquire, hold, dispose of, and otherwise invest in non-voting Class B units of membership interest (the "Tungsten Units") of the Crowdfunding Issuer; to exercise all rights, powers, and privileges with respect to such securities of the Crowdfunding Issuer; to enter into, make, and perform all contracts in connection with its ownership of such securities of the Crowdfunding Issuer; and to engage in any other lawful activities which are related or incidental to the foregoing purposes.

Section 1.4   Principal Office of the Company and Location of Records

The Manager will determine the street address of the principal office in the United States where the records of the Company are to be maintained. The records maintained by the Company are to include all the records that the Company is required by law to maintain. The Company shall likewise maintain a records office in any jurisdiction that requires a records office, and the Company shall maintain at each such records office all records that the jurisdiction of its location shall require.

Section 1.5   Registered Agent and Registered Office

The name of the initial registered agent and initial registered office of the Company is as is listed in the Company's Certificate of Formation.

Section 1.6   Purpose of Transfer Restrictions

Any unauthorized Transfer of a Member's Membership Interest could create a substantial hardship to the Company, jeopardize its exemptions from registration under the Securities Act, Securities Exchange Act, and Investment Company Act, and/or adversely affect its tax structure. There are, therefore, certain restrictions, as expressed in this Agreement, that attach to and affect both ownership of the Units and the Transfer of those Membership Interests. Those restrictions upon ownership and Transfer are not intended as a penalty, but as a method to protect and preserve existing relationships based upon trust and to protect the Company's capital and ability to continue to operate.

Section 1.7   Term of the Company

The term of the Company shall commence on the Formation Date and shall last in perpetuity or exist until such time as the winding up and liquidation of the Company and its business is completed, following a liquidating event, as provided herein.

Section 1.8   Tax Classification as a C-Corporation

The Manager shall take any and all steps reasonably necessary to classify the Company as a C corporation for tax purposes under the Internal Revenue Code and Regulations, in particular Internal Revenue Code § 7701 et. seq., and the "Check the Box" regulations effective January 1, 1997, as amended from time to time. In this regard, the Manager shall, if appropriate, file IRS Form 8832, Choice of Entity, as well as any forms necessary or appropriate to classify the Company as a C corporation under the laws of any jurisdiction in which the Company transacts business. Any such action shall not require the vote or consent of the Members.

The Company shall bear the legal and accounting costs associated with any contested or uncontested proceeding by the Internal Revenue Service (the "IRS") with respect to the Company's tax returns.

Article 2. Definitions

Section 2.1   Defined Terms

For purposes of this Agreement, the following words and phrases shall be defined as follows:

a.   Additional Member(s). Additional Member(s) means a Member admitted to the Company in accordance with Article 11 hereof.

b.   Affiliate(s). Affiliate(s) of a Member or Manager shall mean any Person, directly or indirectly, through one or more intermediaries, controlling, controlled by, or under common control with a Member or Manager, as applicable. The term "control," as used in the immediately preceding sentence, shall mean with respect to a corporation or limited liability company the right to exercise, directly or indirectly, more than fifty percent (>50%) of the voting rights attributable to the controlled corporation or limited liability company, and, with respect to any individual, partnership, trust, other entity or association, the possession, directly or indirectly, of the power to direct or cause the direction of the management or policies of the controlled entity.

c.   Agreement. Agreement means this Company Agreement as originally executed and as amended from time to time.

d. <u>Assignee</u>. Assignee means the recipient of one or more Units pursuant to a Transfer and with the rights set forth in Section 11.2.

e. <u>Capital Account</u>. Capital Account shall mean the account established and maintained for each Member as provided in Section 3.3 and as provided in Regulation § 1.704-1(b)(2)(iv), as amended from time to time.

f. <u>Capital Contribution</u>. Capital Contribution means the total cash contributed and agreed to be contributed to the Company by each Member. Any reference in this Agreement to the Capital Contribution of a current Member shall include any Capital Contribution previously made by any prior Member with respect to that Member's Membership Interest.

g. <u>Company</u>. Company has the meaning ascribed in Section 1.1.

h. <u>Company Assets</u>. Company Assets means all assets owned by the Company.

i. <u>Distributable Cash</u>. Distributable Cash means all cash of the Company derived from operations and capital transactions, less the following items: (i) any required tax withholdings, and (ii) reserves for expenses related to the Company's operations, as established in the reasonable discretion of the Manager.

j. <u>Dispute</u>. Dispute shall have the meaning as described in Section 10.1.

k. <u>Effective Date</u>. Effective Date shall mean August 12, 2025.

l. <u>Formation Date</u>. Formation Date shall mean the date of filing of the Certificate of Formation of the Company.

m. <u>Form of Adherence</u>. Form of Adherence means, with respect to an offering of the Company's securities, a subscription agreement or other agreement substantially pursuant to which a Member agrees to adhere to the terms of this Agreement or, in respect of a Transfer, a form of adherence or instrument of Transfer, each in a form satisfactory to the Manager from time to time, pursuant to which a Substitute Member agrees to adhere to the terms of this Agreement.

n. <u>Good Cause</u>. Good cause shall have the meaning as described in Section 6.5.

o. <u>Gross Asset Value</u>. Gross Asset Value means, with respect to any asset, the asset's adjusted basis for federal income tax purposes, except as follows:

i. The Gross Asset Values of Company Assets shall be increased (or decreased) to reflect any adjustments to the adjusted basis of such assets pursuant to Internal Revenue Code § 734(b) or Internal Revenue Code § 743(b), but only to the extent that such adjustments are taken into account in determining Capital Accounts pursuant to Regulations § 1.704-1(b)(2)(iv)(m) and this Agreement; provided, however, that Gross Asset Values shall not be adjusted pursuant to this Paragraph to the extent the Manager determines that an adjustment is unnecessary or inappropriate in connection with a transaction that would otherwise result in an adjustment. If the Gross Asset Value of an asset has been determined or adjusted pursuant to this Agreement, such Gross Asset Value shall thereafter be adjusted by the depreciation taken into account with respect to such asset for purposes of computing Profits and Losses.

p. <u>Immediate Family</u>. Immediate Family means any Member's spouse (other than a spouse who is legally separated from the Person under a decree of divorce or separate maintenance) or spousal equivalent means (a cohabitant occupying a relationship generally equivalent to that of a spouse), parents, parents-in-law, stepparent, grandparent, descendants (including descendants by adoption), stepchild, brothers, sisters, brothers-in-law, sisters-in-law, and children-in-law.

q.   Indemnified Party. Indemnified Party shall have the meaning as described in Section 13.1.

r.   Internal Revenue Code. References to the Internal Revenue Code or to its provisions are to the Internal Revenue Code of 1986, as amended from time to time, and the corresponding Regulations, if any. References to the Regulations are to the Regulations under the Internal Revenue Code in effect from time to time. If a particular provision of the Internal Revenue Code is renumbered, or the Internal Revenue Code is superseded by a subsequent federal tax law, any reference is deemed to be made to the renumbered provision or to the corresponding provision of the subsequent law, unless to do so would clearly be contrary to the Company's intent as expressed in this Agreement. The same rule shall apply to references to the Regulations.

s.   IRS. IRS means the Internal Revenue Service.

t.   Liabilities. Liabilities shall have the meaning as described in Section 13.1.

u.   Manager(s). Manager(s) means a Person that manages the business and affairs of the Company, as provided herein. The initial Manager of the Company shall be United States Tungsten Resources, LLC, a Delaware limited liability company.

v.   Member(s). Member(s) means a Person who acquires a Membership Interest, as permitted under this Agreement.

w.   Membership Interest(s). Membership Interest(s) refers to a Member's right to vote on Company matters, receive information concerning the business and affairs of the Company, and to receive distributions pursuant to this Agreement. Membership Interest(s) shall be determined by dividing a Member's Units by all issued and outstanding Units.

x.   Notice. Notice shall have the meaning as described in Section 14.6(c).

y.   Person(s). Person(s) shall mean an individual, partnership, joint venture, corporation, limited liability company, trust or unincorporated organization, a government or any department, agency, or political subdivision thereof, or any other entity.

z.   Profits and Losses. Profits and Losses mean, for each fiscal year, an amount equal to the Company's taxable income or loss for such year, respectively, determined in accordance with Internal Revenue Code § 703(a) (for this purpose, all items of income, gain, loss, or deduction required to be stated separately pursuant to Internal Revenue Code § 703(a)(1) shall be included in taxable income or loss), with the following adjustments:

i.   Any income of the Company that is exempt from federal income tax and not otherwise taken into account in computing Profits and Losses shall be added to such taxable income or loss;

ii.   Any expenditures of the Company described in Internal Revenue Code § 705(a)(2)(B) or treated as Internal Revenue Code § 705(a)(2)(B) expenditures pursuant to Regulations § 1.704-1(b)(2)(iv)(i), and not otherwise taken into account in computing Profits and Losses shall be subtracted from such taxable income or loss;

iii.   In the event the Gross Asset Value of any Profit is adjusted pursuant to this Agreement, the amount of such adjustment shall be taken into account as gain or loss from the disposition of such asset for purposes of computing Profits and Losses;

iv.   Gain or loss resulting from any disposition of Company Assets with respect to which gain or loss is recognized for federal income tax purposes shall be computed by reference to the Gross Asset Value of the property disposed of, notwithstanding that the adjusted tax basis of such property differs from its Gross Asset Value; and

v.   Notwithstanding any other provision of this Agreement, any items which are specifically allocated pursuant to this Agreement shall not be taken into account in computing Profits and Losses.

aa.   <u>Regulations</u>. Regulations mean the Treasury Regulations of the United States.

bb.   <u>Required Interest</u>. Required Interest means the vote or consent of greater than fifty percent (>50%) of the Membership Interests entitled to vote.

cc.   <u>Reviewed Year</u>. Reviewed Year refers to the taxable year to which an item being adjusted, or that requires adjustment, relates.

dd.   <u>Securities Act</u>. Securities Act means the Securities Act of 1933, as amended from time to time.

ee.   <u>Transfer</u>. Transfer means, as a noun, any voluntary or involuntary transfer, sale, pledge, hypothecation, or other disposition, and, as a verb, to transfer, sell, pledge, hypothecate, or otherwise dispose of voluntarily or involuntarily.

ff.   <u>Unit(s)</u>. Unit(s) means a unit of membership in the Company that is purchased by investors. Investors purchasing Units must be accepted as Members of the Company before becoming Unit holders in the Company.

Article 3. Capitalization of the Company

Section 3.1   Source of Funding

The Company will be funded by the sale of its securities. The Manager may issue securities as described in this Agreement.

Section 3.2   Issuance of Units & Use of Proceeds

The Company has (and, to comply with Rule 3a-9 of the Investment Company Act, may only have) a single class of membership Units, which shall be issued to Members purchasing such Units pursuant to a Regulation Crowdfunding offering in consideration for their Capital Contributions. Un-issued Units may not be voted for any action and shall not be allocated any Distributable Cash, Profits, or Losses.

All money received from Members shall be used to purchase Tungsten Units from the Crowdfunding Issuer. The Company shall maintain a one-to-one relationship between the number, denomination, type and rights of the securities of the Crowdfunding Issuer the Company owns and the number, denomination, type and rights of its securities outstanding. The Membership Units will be uncertificated, unless the Manager (in its sole discretion) agrees to have certificates created and the Crowdfunding Issuer agrees to pay all expenses incurred to do so.

Investors purchasing Units must be accepted as Members of the Company before becoming Unit holders in the Company. Members holding Units shall have the rights and responsibilities as outlined in this Agreement.

Section 3.3   Capital Accounts

A separate Capital Account shall be maintained for each Member in accordance with the applicable provisions of the Regulations.

Each Member's Capital Account shall be credited with such Member's Capital Contributions, such Member's share of Profits allocated to such Member in accordance with the provisions of this Agreement.

Each Member's Capital Account shall be debited by the amount of cash distributed to such Member in accordance with this Agreement, the value of the Member's allocated share of Losses, and any items in the nature of deductions or depreciation that are specifically allocated.

The Manager shall maintain a correct record of all the Members and their Units, together with amended and revised schedules of ownership caused by changes in the Members and changes in Units.

Section 3.4   Borrowing of Money Prohibited

The Company shall not borrow money or guarantee the indebtedness of any other entity.

Section 3.5   Crowdfunding Issuer to Reimburse Expenses

The expenses associated with the formation, operation, or winding up of the Company will be paid by the Crowdfunding Issuer or one of its Affiliates pursuant to a written undertaking by the Crowdfunding Issuer.

Article 4. Distributions and Allocations

Section 4.1   Distributions

The Manager may elect from time to time to make distributions to the Members, whether in the form of cash or securities of the Crowdfunding Issuer, and the amount and timing of such distributions will be determined by the Manager in its reasonable discretion. Such distributions shall be pro-rata to each Member in proportion to the number of Units held. Any cash distributions to the Company from the Crowdfunding Issuer must be distributed to the Company's Members within 60 days from receipt.

Section 4.2   Allocation of Profits and Losses

The Company shall allocate all Profits, Losses, and similar tax items to the Members pro-rata, in proportion to their Membership Interest.

Allocation of Profits and Losses may be modified by subsequent agreement to conform to adjustments made to the Membership Interests because of any non-uniform distributions of cash and any liquidating distributions.

Article 5. Management of the Company

Section 5.1   General Authority of the Manager

Subject to the specific rights given the Members in this Agreement, all decisions respecting any matter affecting or arising out of the conduct of the business of the Company shall be made by the Manager, who shall have the exclusive right and full authority to manage, conduct, and operate the Company's business.

The Manager shall direct, manage, and control the Company to the best of its ability and shall have full and complete authority, power, and discretion to make any and all decisions and to do any and all things that such Manager may deem to be reasonably required to accomplish the purpose of the Company.

Section 5.2   Actions of the Manager

Unless otherwise set forth in this Agreement, if there is more than one Manager, any Manager may act independently on behalf of the Company, or with regard to the administration of the Company, without the joinder of any other Manager, and any authority granted to the Manager under this Agreement or by the DLLCA may be duly exercised by any single Manager.

Section 5.3   Authority to Make or Terminate Tax Elections

The Manager may, but shall not be required to, cause the Company to make or terminate any elections applicable to the Company for federal and state income tax purposes, as the Manager deems to be in the best interests of the Members and the Company, without prior Notice to any Member.

Section 5.4   Delegation to Agent

The Manager may delegate or proxy to any agent the power to exercise any or all powers granted such Manager as provided in this Agreement, including those that are discretionary, if allowed by law. The delegating Manager may terminate any delegation at any time. The delegation of any such power, as well as the revocation of any such delegation, shall be evidenced by an instrument in writing executed by the delegating Manager.

Section 5.5   Officers

The Manager is authorized to appoint one or more officers from time to time and to delegate authority thereto. The officers shall hold office until their successors are chosen and qualified. Subject to any employment agreement entered into between the officer and the Company, an officer shall serve at the pleasure of the Manager.

Section 5.6   Specific Powers of the Manager

Without limiting the authority set forth in Section 5.1, the Manager shall have power and authority on behalf of the Company to:

        a.   Issue securities in accordance with this Agreement;

        b.   Acquire, hold, dispose of, and otherwise invest in securities of the Crowdfunding Issuer;

        c.   Execute on behalf of the Company all instruments and documents necessary to the business of the Company (including any member resolutions or member related instruments from the Crowdfunding Issuer);

d.   Amend this Agreement pursuant to Section 14.3;

e.   Open financial accounts in the name of the Company;

f.   Disburse Distributable Cash, invest Capital Contributions in securities of the Crowdfunding Issuer, and pay fees and expenses as set forth in this Agreement;

g.   Employ, contract with, and/or dismiss agents, employees, contractors, brokers, accountants, legal counsel, managing agents, or other Persons to perform services for the Company, so long as all expenses associated with its formation, operation, or winding up of the Company are paid or reimbursed by the Crowdfunding Issuer or an Affiliate;

h.   Vote the securities of the Crowdfunding Issuer held by the Company in accordance with Section 7.4.

i.   Institute, prosecute, defend, settle, compromise, and dismiss actions or proceedings brought by, on behalf of, or against the Company; and

j.   Do and perform all other acts as may be necessary or appropriate to conduct the Company's business.

Article 6. The Manager

Section 6.1   The Manager

The Manager shall manage and administer Company Assets and perform all other duties prescribed for a manager by the DLLCA. The Company must have at all times at least one Manager. No other Person shall have any right or authority to act for or bind the Company except as permitted in this Agreement or as required by law. The Manager shall have no personal liability for the obligations of the Company.

Section 6.2   Extent and Scope of Services; Modification of Duties

During the existence of the Company, the Manager shall devote such time and effort to the Company's business as the Manager, in its sole discretion, determines to be necessary to promote adequately the interest of the Company and the mutual interest of the Members.

It is specifically understood and agreed that the Manager and its Affiliates shall not be required to devote full time to the Company's business.

The Manager and any of the Manager's Affiliates may engage in and possess interests in other business ventures of any and every type or description, independently or with others, including owning securities in and acting as an officer and/or director of the Crowdfunding Issuer. Neither the Company nor any Member shall have any right, title, or interest in or to such independent ventures of the Manager. The Manager and the Manager's Affiliates may compete with the Company through any such independent venture, without liability to the Company for so doing. Any duties of care or loyalty of the Manager, especially as they relate to the Manager's capacity as a shareholder, officer or director of the Crowdfunding Issuer, are hereby waived to the maximum extent permitted by law.

Notwithstanding anything to the contrary herein or under any applicable law, the Manager, in exercising its rights hereunder in its capacity as the manager of the Company, shall be entitled to consider only such interests and factors as it desires, including its own interests, and shall have no duty or obligation (fiduciary or otherwise) to give any consideration to any interest of or factors affecting the Company or any Members, and shall not be subject to any other or different standards imposed by this Agreement, any other agreement contemplated hereby, under the DLLCA or under any other applicable law or in equity. The Manager shall not have any duty (including any fiduciary duty) to the Company, the Members, or any other Person, including any fiduciary duty associated with self-dealing or corporate opportunities, all of which are hereby expressly waived. Notwithstanding any fiduciary duty owed by the Manager to the Company or the Members, the Manager is under no obligation to present any investment opportunity to the Company, even if such opportunity is of a character that, if presented to the Company, could be taken by the Company for its own account. This Section shall not in any way reduce or otherwise limit the specific obligations of the Manager expressly provided in this Agreement or in any other agreement with the Company. The Manager may serve as an officer, director or manager of the Crowdfunding Issuer and shall not be in breach of any fiduciary duty owed the Company by virtue of serving in such capacity.

Section 6.3   Employment of Professionals

The Company may employ such brokers, agents, accountants, attorneys, and other advisors as the Manager may determine to be appropriate for the Company's business. The Company may employ Affiliated or unaffiliated service providers as necessary or convenient to facilitate the operations of the Company, so long as the cost of such employment is paid by (or reimbursed by, if paid by the Company) the Crowdfunding Issuer or its Affiliates. Alternatively, the Crowdfunding Issuer or its Affiliates may provide such services to the Company using its own in-house personnel or independent contractors.

Section 6.4   Voluntary Withdrawal of a Manager

A Manager of the Company may resign at any time by giving written Notice to all of the Members of the Company. The resignation of a Manager will take effect ninety (90) days after receipt of Notice thereof or at such other time as shall be specified in such Notice or otherwise agreed between the Manager and Members. The acceptance of such resignation shall not be necessary to make it effective.

Section 6.5   Removal of a Manager

A Manager may be removed only for Good Cause, by Members holding seventy-five percent (75%) of the Membership Interest. For purposes of the foregoing, "Good Cause" means that the Manager has been found by a final, non-appealable order of a court of competent jurisdiction to have conducted itself on behalf of the Company in a manner that (i) constitutes fraud, gross negligence or willful misconduct, and (ii) has a material, adverse effect on the Company.

Section 6.6   Additional Managers

At any time, the Manager, in its sole discretion, may designate any Person (regardless of whether a Member) as a Manager. If all of the Managers withdraw, are removed, or otherwise cannot serve as Managers for any reason, a majority of Membership Interest shall, within ninety (90) days after the date the last remaining Manager has ceased to serve, designate one or more new Managers effective as of the date of such withdrawal, removal, or inability to serve. Any Person so becoming a Manager will automatically have the rights, authorities, duties, and obligations of a Manager under the Agreement.

Section 6.7   Management Compensation

The Manager will not receive compensation for its services to the Company, unless that compensation is paid by the Crowdfunding Issuer or its Affiliates. The Crowdfunding Issuer or its Affiliates (and not the Company) may reimburse the Manager as may be appropriate in the event that the Manager pays an obligation that is properly the responsibility of the Company. The Company will have no obligation to directly reimburse the Manager.

Article 7. The Members

Section 7.1   Member Identification

The Units will be uncertificated. A list of all Members of the Company and their Units will be maintained by a Transfer Agent retained by the Crowdfunding Issuer or otherwise by the Manager.

Section 7.2   Limited Liability of Members

No Member shall be required to make any contribution to the capital of the Company for the payment of any Losses or for any other purposes; nor shall any Member be responsible or obligated to any third party for any debts or liabilities of the Company in excess of the sum of that Member's total Capital Contribution and share of any undistributed Profits of the Company.

Section 7.3   No Right for a Member to Participate in Management, Withdrawal, or Cause Dissolution

No Member, other than a Manager who is additionally a Member, may participate in the management and operation of the Company's business or its investment activities or bind the Company to any obligation or liability whatsoever.

No Member shall have the right to withdraw from the Company or to receive a return of any of its contributions to the Company until the Company is terminated and its affairs wound up.

No Member shall have the right or power to cause the dissolution and winding up of the Company by court decree or otherwise.

Section 7.4   Right of Members to Direct Company to Assert Member Rights

Each Member shall have the right to direct the Company to assert those rights under State and Federal law that the Member would have if he or she had invested directly in the Crowdfunding Issuer. The Member asserting such rights shall pay for or reimburse the Company for all costs incurred because of such assertion (unless the Crowdfunding Issuer agrees to pay such costs), but the Company and its Manager shall have a duty to minimize these costs as much as reasonably practical.

Section 7.5   Breach of this Agreement

A Member will breach this Agreement if the Member:

a.   Attempts to withdraw from the Company, other than as permitted herein;

b.   Interferes in the management of the Company's affairs;

c.   Engages in conduct which results in the Company losing its tax status as a C corporation; or

d.   Fails to discharge a legal duty to the Company.

A Member who is in breach of this Agreement shall be liable to the Company for damages caused by the breach. The Company may offset for the damages against any distributions or return of capital to the Member who has breached this Agreement.

Section 7.6   Voting

The Members' consent or vote of not less than a Required Interest shall be required to cause the Company to do anything set forth in this Section, except as otherwise set forth in this Agreement. No Member shall have the right to vote on Company actions except as described in this Section.

The Members, but not Assignees, shall have the right to vote on the following matters:

a.   The removal of a Manager, as set forth in Section 6.5 (requires 75%);

b.   Amendment of the Agreement, other than as described in Section 14.3;

c.   Such other matters as are required by this Agreement or the DLLCA.

Article 8. Meetings and Notice

Section 8.1   Annual Meetings

No annual meeting of the Manager or the Members is required.

Section 8.2   Special Meetings

Special meetings of the Members or Manager may be called by the Manager or by Members holding at least ten percent (10%) of the Membership Interests entitled to vote. Special meetings of the Members or Manager shall be called upon delivery to the Members and Manager of a Notice of a special meeting given in accordance with Section 8.3.

Section 8.3   Notice of Meetings

At least ten (10), but no more than sixty (60), days before the date of a meeting, the Company shall deliver a Notice stating the date, time, and place of any meeting of the Members or Manager, and a description of the purposes for which the meeting is called, to each Manager and each Member entitled to vote at the meeting, at such address as appears in the records of the Company.

Section 8.4   Waiver of Meeting Notice

A Member or Manager may waive notice of any meeting, before or after the date and time of the meeting as stated in the Notice, by delivering a signed waiver to the Company for inclusion in the minutes. A Member's or Manager's attendance at any meeting, in person or by proxy, waives objection to lack of notice or defective notice of the meeting, unless the Member or Manager, at the beginning of the meeting, objects to holding the meeting or transacting business at the meeting. A Member or Manager waives objection to consideration of a particular matter at the meeting that is not within the purposes described in the meeting Notice, unless the Member or Manager objects to considering the matter when it is presented.

Section 8.5   Voting by Proxy

A Member or Manager may appoint a proxy to vote or otherwise act for such Member or Manager pursuant to a written appointment executed by the Member or Manager or such Persons duly authorized as attorney-in-fact. An appointment of a proxy is effective when received by the secretary or other officer or agent of the Company authorized to tabulate votes. The general proxy of a fiduciary is given the same effect as the general proxy of any other Member or Manager. A proxy appointment is valid for an unlimited term unless otherwise expressly stated in the appointment form or unless such authorization is revoked by the Member or Manager who issued the proxy.

Section 8.6   Action by Consent

Any action required or permitted to be taken at a meeting of the Members or Manager may be taken without a meeting if the action is taken by Members holding sufficient voting Units, or Manager with sufficient authority, to vote on the action. The action must be evidenced by one or more written consents describing the action taken, which consents, in the aggregate, are signed by sufficient Membership Interests entitled to vote on the action and delivered to the Company for inclusion in the minutes.

Section 8.7   Quorum

A quorum for a meeting of the Members shall be the Members holding at least a majority in interest of the Membership Interests entitled vote.

Section 8.8   Presence

Any or all the Members or the Manager may participate in any meeting of the Members by, or through the use of, any means of communication by which all the Members and Manager participating may simultaneously hear each other during the meeting. A Member or Manager so participating is deemed to be present in person at the meeting.

Section 8.9   Conduct of Meetings

At any meeting of the Members or Manager, the Manager shall preside at the meeting and shall appoint a Person to act as secretary of the meeting. The secretary of the meeting shall prepare minutes of the meeting, which shall be placed in the minute books of the Company.

Article 9. Books, Records and Bank Accounts

Section 9.1   Books and Records

The Manager shall keep books of account with respect to the operation of the Company. Such books shall be maintained at the principal office of the Company, or at such other place as the Manager may determine.

Section 9.2   Access to Information from Company and Crowdfunding Issuer

Subject to the provisions of this Section, each Member (and/or its designee) may examine and audit the Company's books, records, accounts, and assets at the principal office of the Company, or such other place as the Manager may specify, during usual business hours, subject to such reasonable restrictions as may be imposed by the Manager, so long as such examination is reasonably related to the Member's membership in the Company. All expenses attributable to any such examination or audit shall be borne by such Member.

Additionally, the Company shall promptly provide all Members with access to any information that it receives from the Crowdfunding Issuer as a holder of record of the Crowdfunding Issuer, which information may be provided electronically or through the posting of such information on the Crowdfunding Issuer's website.

An Assignee has no right to information regarding the Company. Though Assignees are not entitled to information, if they have or acquire information, they are subject to the confidentiality provisions of this Article, as those provisions apply to the Members.

Section 9.3   Confidential Information

The Members acknowledge that they may receive information regarding the Company or the Crowdfunding Issuer in the form of trade secrets or other information that is confidential, the release of which may be damaging to the Company or to Persons with whom it does business.

Each Member shall hold in strict confidence any information it receives regarding the Company that is identified as being, or reasonably understood to be, confidential and may not disclose it to any Person other than another Member, except for disclosures:

a.   compelled by law, but the Member must notify the Manager promptly of any request for that information before disclosing it, if practicable, to allow the Manager the opportunity to seek a protective order from a court of competent jurisdiction;

b.   to advisers or representatives of the Member, but only if they have also agreed to be bound by the provisions of this Section; and

c.   of information that the Member has received from a source independent of the Company, which the Member reasonably believes it obtained without breach of any obligation of confidentiality.

Section 9.4   Accounting Basis and Fiscal Year

The books of account of the Company shall be kept using appropriate accounting methods, as determined by the Manager, unless otherwise required by law, and shall be closed and balanced at the end of each Company year. The fiscal year of the Company shall be the same as the Fiscal Year of the Crowdfunding Issuer.

Section 9.5   Reports

The Manager shall use commercially reasonable efforts to cause the Company to furnish all information related to the Company necessary for the preparation of the Members' federal and state income tax returns. The Company will provide Members with all disclosures and other information provided to the Company by the Crowdfunding issuer, which disclosures and information may be provided by email, posting to the crowdfunding intermediary website or posting on the Company's or Crowdfunding Issuer's website.

Section 9.6   Bank Accounts and Company Funds

All accounts used by or on behalf of the Company shall be and remain the property of the Company, and shall be received, held, and disbursed by the Manager for the purposes specified in this Agreement.

Article 10. Internal Dispute Resolution Procedure

ALL PROSPECTIVE MEMBERS SHOULD CAREFULLY READ THIS ENTIRE ARTICLE 10 TO ENSURE THAT THEY UNDERSTAND THAT BY SIGNING THIS AGREEMENT THEY ARE GIVING UP THE RIGHT TO TRIAL AND REIMBURSEMENT OF EXPENSES RELATED TO ANY DISPUTE. THE PRIMARY PURPOSE OF THIS ARTICLE IS TO PROTECT THE MEMBERS AND THEIR RESPECTIVE INVESTMENTS IN THE COMPANY.

Section 10.1   Introduction

Because the nature of the Company is to generate profits from the Company's operations, it is imperative that one Member's dispute with the Manager and/or other Members is not allowed to diminish the profits available to other Members. Litigation could require diversion of the Company's profits to pay attorneys' fees or could tie up Company funds necessary for the operation of the Company, impacting the profitability of the investment for all the Members. The only way to prevent such needless expense is to have a comprehensive dispute resolution procedure in place, to which each of the Members have specifically agreed in advance of membership in the Company. The procedure described below requires an aggrieved party to take a series of steps designed to amicably resolve a dispute on terms that will preserve the interests of the Company and other non-disputing Members, before invoking a costly remedy, such as arbitration.

In the event of a dispute, claim, question, or disagreement between the Members or between the Manager and one or more Members arising from or relating to this Agreement, the breach thereof, or any associated transaction (hereinafter "Dispute"), the Manager and the Members hereby agree to resolve such Dispute by strictly adhering to the dispute resolution procedure provided in this Article. The following provisions do not apply to any claim under the Federal Securities Act of 1933, as amended or the Securities Exchange Act of 1934, as amended.

Section 10.2   Notice of Disputes

The aggrieved party must send written Notice of a Dispute to the Manager.

Section 10.3   Negotiation of Disputes

The parties hereto shall use their best efforts to settle any Dispute. To this effect, they shall consult and negotiate with each other in good faith and, recognizing their mutual interests, attempt to reach a just and equitable solution satisfactory to all parties. If, within a period of ninety (90) days after written Notice of such Dispute has been served by either party on the other, the parties have not reached a negotiated solution, then upon further Notice by either party, the Dispute shall be submitted to mediation administered by the American Arbitration Association ("AAA") in accordance with the provisions of its commercial mediation rules. The onus is on the aggrieved party to initiate each next step in this dispute resolution procedure as provided below.

      a.   <u>Tiebreaker Provision</u>. If the disputing parties are unable or unwilling to attempt a negotiated agreement on their own within thirty (30) days of Notice of the Dispute, they shall appoint a mutually acceptable neutral party who shall be either an attorney or CPA licensed in Delaware, familiar with the Securities Act, the DLLCA, and Regulation Crowdfunding offerings, to review the facts surrounding the Dispute and offer a nonbinding tiebreaking vote and/or proposed resolution. All costs and fees for such informal resolution shall be split equally between the parties to the dispute.

Section 10.4   General Provisions for Alternative Dispute Resolution

On failure of negotiation and mediation, as a last resort, binding arbitration shall be used to ultimately settle the Dispute. The following provisions shall apply to any subsequent mediation or arbitration.

      a.   <u>Preliminary Relief</u>. Any party to the Dispute may seek preliminary relief at any time after negotiation described above has failed, but prior to arbitration, under the "Optional Rules for Emergency Measures of Protection of the AAA Commercial Arbitration Rules and Mediation Procedures." The AAA case manager may appoint an arbitrator who will hear only the preliminary relief issues without going through the arbitrator selection process described in this Article.

b.   Consolidation. Identical or sufficiently similar Disputes presented by more than one Member may, at the option of the Manager, be consolidated into a single negotiation, mediation, and/or arbitration.

c.   Location of Mediation or Arbitration. Any mediation or arbitration shall be conducted in the venue set forth in Section 10.8, and each party to such mediation or arbitration must attend in person.

d.   Attorney Fees and Costs. Each party shall bear its own costs and expenses (including its own attorneys' fees) and an equal share of the mediator or arbitrators' fees and any administrative fees, regardless of the outcome.

e.   Maximum Award. The maximum amount a party may seek during mediation or be awarded by an arbitrator is the amount equal to the party's Capital Contributions and any Distributable Cash or interest to which the party may be entitled. An arbitrator will have no authority to award punitive or other damages.

f.   AAA Commercial Mediation or Arbitration Rules. Any Dispute submitted for mediation or arbitration shall be subject to the AAA's commercial mediation or arbitration rules. If there is a conflict between these rules and this Article, this Article shall be controlling.

Section 10.5   Mediation

Any Dispute that cannot be settled through negotiation as described in this Article may proceed to mediation. The parties shall try in good faith to settle the Dispute by mediation, which each of the parties to the Dispute must attend in person, before resorting to arbitration. If, after no less than three (3) face-to-face mediation sessions, mediation proves unsuccessful at resolving the Dispute, the parties may then, and only then, resort to binding arbitration as described in Section 10.6.

If the initial mediation(s) does not completely resolve the Dispute, any party may request, for good cause (which shall be specified in writing) a different mediator for subsequent mediation(s) by serving Notice of the request on the other parties for approval. If good cause exists, such request shall not be unreasonably denied.

a.   Selection of Mediator. The complaining party shall submit a request for mediation to the AAA. The AAA will appoint a qualified mediator to serve on the case. The parties will be provided with a biographical sketch of the mediator. The parties are instructed to review the sketch closely and advise the AAA of any objections they may have to the appointment in writing within five (5) days of receipt. If no objections are received within this timeframe, the mediator shall be deemed acceptable and mediation scheduled as soon as possible thereafter.

The preferred mediator shall have specialized knowledge of securities law, unless the dispute pertains to financial accounting issues, in which case the arbitrator shall be a certified public accountant, or if no such Person is available, shall be generally familiar with the subject matter involved in the Dispute. If the parties are unable to agree on the mediator within thirty (30) days of the request for mediation, the AAA case manager will make an appointment.

Section 10.6   Arbitration

Any Dispute that remains unresolved after good faith negotiation and three (3) failed mediation sessions shall be settled by binding arbitration. Judgment on the award rendered by the arbitrator(s) may be entered in any court of competent jurisdiction.

a.   Selection of Arbitrator. Prior to arbitration, the complaining party shall cause the appointment of an AAA case manager by filing of a claim with the AAA along with the appropriate filing fee and serving it on the defending party. The AAA case manager shall provide each party with a list of proposed arbitrators who meet the qualifications described below, or if no such Person is available, are generally familiar with the subject matter involved in the Dispute. Each side will be given a number of days to strike any unacceptable names, number the remaining names in order of preference, and return the list to the AAA. The AAA case manager shall then invite Persons to serve from the names remaining on the list, in the designated order of mutual preference. Should this selection procedure fail for any reason, the AAA case manager shall appoint an arbitrator as provided in the applicable AAA Commercial Arbitration Rules.

b.   Qualifications of Arbitrator. The selected arbitrator shall have specialized knowledge of securities law, unless the dispute pertains to financial accounting issues, in which case the arbitrator shall be a certified public accountant. Further, the selected arbitrator must agree to sign a certification stating that he/she has read this Agreement and all of the documents relevant to this Agreement in their entirety.

c.   Limited Discovery. Discovery shall be limited to only this Agreement and those documents pertaining to this Agreement, any written correspondence between the parties, and any other documents specifically requested by the arbitrator as necessary to facilitate his or her understanding of the Dispute. The parties may produce witnesses for live testimony at the arbitration hearing at their own expense. A list of all such witnesses and complete copies of any documents to be submitted to the arbitrator shall be served on the arbitrator and all other parties within forty-five (45) days of the arbitration hearing, at the submitting party's expense.

Section 10.7   Maintenance of the Status Quo

Unless preliminary relief has been sought and granted pursuant to Section 10.4(a) above, while a Dispute is pending, the Manager shall continue all operations and distributions of Distributable Cash in accordance with the provisions set forth in this Agreement as if the Dispute had not arisen, except that, a complaining Member's distributions shall be suspended and held in trust by the Manager pending the outcome of the Dispute.

Section 10.8   Venue

Except for cause of action under the Securities Act of 1933, the Securities Exchange Act of 1934, or the Investment Advisors Act of 1940, as they may be amended from time to time and including the rules promulgated thereunder, venue for any Dispute arising under this Agreement or any Disputes among any Members or the Company shall be in the county of the principal office of the Company.

Article 11. Transfers and Member Admissions

Section 11.1   Assignee Interest Transferred

The transferee of a Unit will be an Assignee until such time as the Assignee satisfies the requirements of Section 11.5 to become a Member. Until such time as an Assignee is admitted as a Member, such Assignee shall have only those rights set forth in Section 11.2 of this Agreement.

An Assignee must execute, acknowledge, and deliver to the Company a written acceptance and adoption of this Agreement by the Assignee.

Section 11.2   Rights of an Assignee

If an Assignee is not admitted as a Member because of the failure to satisfy the requirements of Section 11.5, such Assignee shall nevertheless be entitled to receive such distributions from the Company as the transferring Member would have been entitled to receive under this Agreement had the transferring Member retained such Units.

Assignees shall have no other rights of the Members, including voting rights and access to Company records and information. Members have legal and economic rights, while Assignees only have the right to receive economic benefits.

Section 11.3   Assignee to Assume Tax Liability

The Assignee of a Unit, as well as any Person who acquires a charging order against a Unit, shall report income, gains, losses, deductions, and credits with respect to such Unit for the period in which the Assignee interest is held or for the period the charging order is outstanding. The Manager shall deliver to the Assignee or the holder of such charging order, as the case may be, all tax forms required to be delivered to the Members generally indicating that the income from such Unit has been allocated to the holder of the Assignee interest or the holder of the charging order.

Section 11.4   Admission of Members

The Company may, from time to time, admit Assignees of Units from Members as Additional Members, with consent from the Manager.

Section 11.5   Admission Procedure

No Person shall be admitted as a Member unless such Person executes, acknowledges, and delivers to the Company such instruments as the Manager may deem necessary or advisable to effect the admission of such Person as an Additional Member, including, without limitation, the written acceptance and adoption by such Person of the provisions of this Agreement, pertinent tax information, as well as any amendments to this Agreement and attorneys' fees and costs necessitated by the admission of such Additional Member. Exhibit A will be revised, from time to time, to reflect the admission of any Additional Member.

Section 11.6   Restrictions on Transfer

Units, or any interest thereof, may not be the subject of any assignment, pledge, mortgage, hypothecation, gift, sale, resale, or other disposition or encumbrance (collectively, a "Transfer"), either to a prospective Assignee or prospective Member, unless at least one year has passed since the date on which the original Units were issued, or the Units are subsequently registered under the Securities Act of 1933 and appropriate state securities laws.

Further, no Transfers may be approved, Assignee rights granted, and/or Additional Members admitted unless the Transfer: (a) is approved by the Manager, which approval may be granted or withheld in its sole discretion and subject to such conditions as it may impose; (b) is evidenced by a written agreement, in form and substance satisfactory to the Manager, that is executed by the transferor, the transferee(s), and the Manager; (c) will not result in violation of the registration requirements of the Securities Act; (d) will not require the Company to register as an investment company under the Investment Company Act of 1940, as amended, and (e) will not cause 25% or more of the Company to be held by "benefits plan investors" as that term is defined in the Employee Retirement Income Security Act of 1974 or any regulations proposed or promulgated thereunder.

Unless the Crowdfunding Issuer or an Affiliate agrees in writing to pay these expenses; the transferor of any Units is required to reimburse the Company for any expenses reasonably incurred in connection with a Transfer, including any legal, accounting, and other expenses, **regardless of whether such Transfer is consummated**.

The transferee of any Units in the Company that is admitted to the Company as a substitute Member shall succeed to the rights and liabilities of the transferor Member, and, after the effective date of such admission, the Capital Account of the transferor shall become the Capital Account of the transferee to the extent of the Units transferred.

Section 11.7   Non-Recognition of an Unauthorized Transfer or Assignment

Any attempted Transfer in violation of the provisions of this Agreement is void *ab initio*. The Company shall not be required to recognize the purported interest in the Company of any transferee or Assignee who has obtained such purported interest in the Units as a result of a Transfer that is not authorized by this Agreement. If the Transfer is in doubt, or if there is reasonable doubt as to who is entitled to a distribution of the income realized from a Unit or the interest of an Assignee, the Company may accumulate the income until this issue is finally determined and resolved. Accumulated income shall be credited to the Capital Account of the Member or Assignee whose interest is in question.

Section 11.8   Permitted Transfers

Prior to the expiration of the one-year restriction on resale, a Member may only Transfer its Units to:

a.   To the Company or the Crowdfunding Issuer;

b.   To an Accredited Investor, as that term is defined by Rule 501(a) of Regulation D (17 CFR § 230.501(a)), as may be amended from time to time (the seller and the Company must reasonably believe that this person comes within any of such categories at the time of the sale of the securities);

c.   To a member of the Member's Immediate Family of the purchaser, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the Immediate Family of the purchaser; or

d.   In connection with the death or divorce of the purchaser, providing the terms of Section 11.9 are followed.

Such transfers will be permitted only so long as the proposed Transfer does not: (a) cause the Company to terminate for federal income tax purposes; (b) result in any event of default as to any secured or unsecured obligation of the Company; (c) result in a violation of the Securities Act; (d) cause a reassessment of any Company Assets; (e) will not cause 25% or more of the Company to be held by "benefits plan investors" as that term is defined in the Employee Retirement Income Security Act of 1974 or any regulations proposed or promulgated thereunder or (f) cause any other material, adverse effect to the Company.

Section 11.9   Involuntary Transfers

Upon the death, disability, bankruptcy, insolvency, liquidation, or dissolution of a Member, the rights and obligations of that Member under this Agreement shall inure to the benefit of, and shall be binding upon, that Member's successor(s), estate, or legal representative, and each such Person shall be treated as an Assignee until and unless such Person is admitted as a Member pursuant to the Agreement.

Upon the death or incapacity of an individual Member or holder of an Assignee interest, the personal representative of the individual Member or holder of such interest shall have the same rights, with respect to the Unit holder or Assignee's interest, as those held by the deceased or incapacitated person, for the purpose of settling or managing the Member's or holder's estate or affairs.

Upon any Transfer pursuant to any decree of divorce, dissolution, or separate maintenance, any property settlement, any separation agreement, or any other agreement with a spouse (excluding a permitted Transfer to Immediate Family as set forth in Section 11.8) under which any Units are awarded to the spouse of the Member, such transferee spouse shall be treated as an Assignee until and unless such Person is admitted as a Member pursuant to the Agreement.

An Assignee of any Transfer under this Section shall be bound by all of the terms and conditions of this Agreement.

Article 12. Dissolution and Termination

Section 12.1   Events of Dissolution

The Company shall be dissolved upon the occurrence of any of the following events:

      a.   The written consent of the Manager, in his sole discretion, to dissolve the Company and distribute all its assets to the Members;

      b.   The withdrawal of the Manager unless (i) the Company has at least one other Manager, or (ii) within ninety (90) days after the withdrawal, a Required Interest votes to continue the business of the Company and to appoint, effective as of the date of withdrawal, one or more additional Managers;

      c.   The withdrawal of all the Members, unless the Company is continued in accordance with the DLLCA; or

      d.   The sale or transfer of all Tungsten Units of the Crowdfunding Issuer by the Company;

      e.   The Company is to be dissolved upon the entry of a decree of judicial dissolution by a court of competent jurisdiction.

Section 12.2   Effective Date of Dissolution

Absent an election to continue the Company as provided in this Article, dissolution of the Company shall be effective on the date on which the event occurs giving rise to the dissolution, but the Company shall not be wound up until cancelation of the Company's Certificate of Formation and all remaining Company Assets have been distributed, as provided in this Agreement.

Section 12.3   Operation of the Company after Dissolution

During the period in which the Company is winding up, the business of the Company and the affairs of the Members shall continue to be governed by this Agreement.

Section 12.4   Distribution or Liquidation of Company Assets

Upon dissolution of the Company, the Manager or, in the absence of a Manager, a liquidator appointed by a Required Interest, may either (1) engage in the in-kind distribution of all Crowdfunding Issuer securities and other assets held by the Company to its Members, provided that the Crowdfunding Issuer or an Affiliate agree to pay all expenses and liabilities which may be associated with dissolution of the Company, or (2) liquidate remaining Company Assets, apply and distribute the proceeds derived from the liquidation of the remaining Company Assets as contemplated by this Agreement.

   a. <u>Payment of Company Creditors and Provision for Reserves</u>. The proceeds derived from the liquidation of Company Assets shall first be applied toward or paid to any creditor of the Company who is not a Member. The order of priority of payment to any creditor shall be as required by applicable law. After payment of liabilities owing to creditors, excluding the Members, the Manager or liquidator shall set up such reserves as are deemed reasonably necessary for any contingent or unforeseen liabilities or obligations of the Company.

   b. <u>Ability to Create an Escrow Account</u>. Any reserves for contingent liabilities may, but need not, be paid over by the Manager or liquidator to a bank to be held in escrow for the purpose of paying any such contingent or unforeseen liabilities or obligations. Following the expiration of such period as the Manager or liquidator may deem advisable, such remaining reserves shall be distributed to the Members or their assigns in the order of priority set forth in the provisions of this Agreement relating to distributions to the Members.

   c. <u>Distribution of Company Assets after the Payment of Liabilities and Establishment of Reserves</u>. After paying liabilities and providing for reserves, the Manager or liquidator shall satisfy any debts owed to the Members with the remaining net assets of the Company, if any, and then distribute any remaining assets to the Members in proportion to their Membership Interests.

   d. <u>Non-Cash Assets</u>. Distributions during the winding up period may be made in cash or in kind or partly in cash and partly in kind. The Manager or the liquidator shall use its best judgment as to the most advantageous time for the Company to sell Company Assets or to make distributions in kind.

   e. If any assets of the Company are to be distributed in kind, such assets shall be distributed on the basis of their fair market value at the date of distribution, as determined by the Manager or liquidator. Each Company Asset so distributed shall be subject to reasonable conditions and restrictions necessary or advisable, as determined in the reasonable discretion of the Manager or the liquidator, in order to preserve the value of such Company Asset or for legal reasons.

Section 12.5 Company Assets Sole Source

The Members shall look solely to Company Assets for the payment of any debts or liabilities owed by the Company to the Members and for the return of their Capital Contributions and liquidation amounts. If Company Assets remaining after the payment or discharge of all of its debts and liabilities to Persons other than the Members is insufficient to return the Members' Capital Contributions, the Members shall have no recourse against the Company, the Manager, or any other Members, except to the extent that such other Members may have outstanding debts or obligations owing to the Company.

Section 12.6 Sale of Company Assets during Term of the Company

The sale of less than all Company Assets during the term of the Company shall not be considered a liquidation of the Company and therefore is not a dissolution and termination as defined under this Article.

Article 13. Indemnification

Section 13.1   General Indemnification

The Manager, its Affiliates, and their respective officers, directors, agents, partners, members, managers, employees, and any Person the Manager designates as an indemnified Person (each, an "Indemnified Party") shall, to the fullest extent permitted by law, be indemnified on an after-tax basis out of Company Assets (and the Manager shall be entitled to grant indemnities on behalf of the Company, and to make payments out of the Company, to any Indemnified Party in each case in accordance with this Section) against any and all losses, claims, damages, liabilities, costs and expenses (including legal fees and expenses), judgments, fines, penalties, interest, settlements, and other amounts (collectively, "Liabilities") arising from any and all claims, demands, actions, suits, and proceedings, whether civil, criminal, administrative, or investigative, in which any Indemnified Party is or may be involved, or is threatened to be involved, as a party or otherwise, in connection with the investments and activities of the Company or by reason of such Person being a Manager, or agent of a Manager, of the Company. Any such Indemnification payments will be reimbursed to the Company by the Crowdfunding Issuer or its Affiliates.

However, no such Indemnified Party shall be so indemnified, with respect to any matter for which indemnification is sought, to the extent that a court of competent jurisdiction determines pursuant to a final and non-appealable judgment that, in respect of such matter, the Indemnified Party had (a) acted in bad faith or in the reasonable belief that the party's action was opposed to the best interests of the Company or constituted gross negligence or willful misconduct or breach of such party's fiduciary duty to the Company, if any, or (b) with respect to any criminal action or proceeding, had cause to believe beyond any reasonable doubt the party's conduct was criminal. An Indemnified Party shall not be denied indemnification in whole or in part under this Section because the Indemnified Party had an interest in the transaction with respect to which indemnification applies if the transaction was otherwise permitted by the terms of this Agreement.

Section 13.2   Tax Liability Indemnification

Each Member or Assignee, as applicable, shall indemnify and hold harmless the Indemnified Parties from and against any and all Liabilities arising from any underpayment in such Member's/Assignee's taxes on any amounts distributed by the Company to such Member/Assignee that results in one or more "imputed underpayments" as such term is defined by the IRS, even if such imputed underpayment is determined after the date the respective Member/Assignee is no longer a Member/Assignee of the Company. This indemnification shall specifically be effective and enforceable even after a Member/Assignee is no longer a Member/Assignee if such former Member/Assignee was a Member/Assignee in the Reviewed Year.

Section 13.3   Indemnity for Misrepresentation of a Prospective Member

Each Member shall indemnify and hold harmless the Manager and other Indemnified Parties from and against any and all Liabilities of whatsoever nature to or from any Person arising from or in any way connected with that Member's misrepresentation(s) that it met the "suitability standards" established by the Manager for membership in the Company.

Section 13.4   Advancement of Indemnification Funds

To the fullest extent permitted by law, amounts in respect of Liabilities incurred by an Indemnified Party in defending any claim, demand, action, suit, or proceeding, whether civil, criminal, administrative, or investigative, shall from time to time be advanced by the Company prior to a determination that the Indemnified Party is not entitled to be indemnified upon receipt by the Company of an undertaking by or on behalf of the Indemnified Party to repay such amount if it shall be determined that the Indemnified Party is not entitled to be indemnified as set forth in Section 13.1.

Section 13.5   No Impairment of Indemnification

No amendment, modification, or repeal of this Article or any other provision of this Agreement shall in any manner terminate, reduce, or impair the right of any past Indemnified Party to be indemnified by the Company or the obligations of the Company to indemnify any such Indemnified Party under and in accordance with the provisions of this Agreement as in effect immediately prior to such amendment, modification, or repeal with respect to any claim, demand, action, suit, or proceeding, whether civil, criminal, administrative, or investigative, arising from or relating to matters occurring, in whole or in part, prior to such amendment, modification, or repeal, regardless of when such claim, demand, action, suit, or proceeding may arise or be asserted.

Section 13.6   Exculpation of Actions in Good Faith

Neither the Manager nor its Affiliates shall be liable to the Company or any Member for any loss which arises out of any action or omission of such party if (a) such party determined, in good faith, that such course of conduct was in, or was not opposed to, the best interest of the Company and, with respect to any criminal action or proceeding, had no reasonable cause to believe such party's conduct was unlawful, and (b) such course of conduct did not constitute a breach of such party's fiduciary duty (if any) to the Company or gross negligence or willful misconduct of such party.

Section 13.7   No Termination of Indemnification Rights

The provisions of this Article shall survive the dissolution of the Company.

Article 14. General Matters

Section 14.1   Successors and Assigns

Subject to the restrictions on Transfer provided in this Agreement, this Agreement, and each and every provision of it, shall be binding upon and shall inure to the benefits of the Members, their respective successors, successors-in-title, personal representatives, heirs, Assignees, and other assigns.

Section 14.2   Power of Attorney

a.   Each Member hereby constitutes and appoints the Manager and, if a liquidator shall have been selected pursuant to Section 12.4, the liquidator, and each of their authorized officers and attorneys in fact, as the case may be, with full power of substitution, as his or her true and lawful agent and attorney in fact, with full power and authority in his or her name, place and stead, to:

i.   execute, swear to, acknowledge, deliver, file and record in the appropriate public offices: (A) all certificates, documents and other instruments (including this Agreement and the Certificate of Formation and all amendments or restatements hereof or thereof) that the Manager, or the liquidator, determines to be necessary or appropriate to form, qualify or continue the existence or qualification of the Company as a limited liability company in the State of Delaware and in all other jurisdictions in which the Company may conduct business or own property; (B) all certificates, documents and other instruments that the Manager, or the liquidator, determines to be necessary or appropriate to reflect, in accordance with its terms, any amendment, change, modification or restatement of this Agreement; (C) all certificates, documents and other instruments that the Manager or the liquidator determines to be necessary or appropriate to reflect the dissolution, liquidation or termination of the Company pursuant to the terms of this Agreement; (D) all certificates, documents and other instruments relating to the admission, withdrawal or substitution of any Member pursuant to, or in connection with other events described in Article 11 or Article 12; (E) all certificates, documents and other instruments relating to the determination of the rights, preferences and privileges of any Interests issued; and (F) all certificates, documents and other instruments (including agreements and a certificate of merger) relating to a merger, consolidation or conversion of the Company; and

        ii.   execute, swear to, acknowledge, deliver, file and record all ballots, consents, approvals, waivers, certificates, documents and other instruments that the Manager or the Liquidator determines to be necessary or appropriate to (A) make, evidence, give, confirm or ratify any vote, consent, approval, agreement or other action that is made or given by any of the Members hereunder or is consistent with the terms of this Agreement or (B) effectuate the terms or intent of this Agreement; *provided*, that when any provision of this Agreement that establishes a percentage of the Members required to take any action, the Manager, or the liquidator, may exercise the power of attorney made in this paragraph only after the necessary vote, consent, approval, agreement or other action of the Members.

Nothing contained in this Section shall be construed as authorizing the Manager, or the liquidator, to amend, change or modify this Agreement except in accordance with Section 14.3 or as may be otherwise expressly provided for in this Agreement.

        b.   The foregoing power of attorney is hereby declared to be irrevocable and a power coupled with an interest, and it shall survive and, to the maximum extent permitted by law, not be affected by the subsequent death, incompetency, disability, incapacity, dissolution, bankruptcy or termination of any Member and the transfer of all or any portion of such Member's Membership Interests and shall extend to such Members heirs, successors, assigns and personal representatives. Each such Member hereby agrees to be bound by any representation made by any officer of the Manager, or the liquidator, acting in good faith pursuant to such power of attorney; and each such Member, to the maximum extent permitted by law, hereby waives any and all defenses that may be available to contest, negate or disaffirm the action of the Manager, or the Liquidator, taken in good faith under such power of attorney in accordance with this Section. Each Member shall execute and deliver to the Manager, or the liquidator, within 15 days after receipt of the request therefor, such further designation, powers of attorney and other instruments as any of such Manager or the liquidator determines to be necessary or appropriate to effectuate this Agreement and the purposes of the Company.

Section 14.3   Amendment

Provided that in each of the following instances, the Manager reasonably determines that such amendment will not subject any Member to any material, adverse economic consequences, the Manager, without the consent of the Members, may amend any provision of this Agreement or the Certificate of Formation, and may execute, swear to, acknowledge, deliver, file, and record such documents as may be required in connection therewith, to:

        a.   cause this Agreement or the Certificate of Formation to comply with the requirements for Crowdfunding Vehicles as set forth in the Investment Company Act Rule 3a-9 (17 CFR § 270.3a-9), as it may be amended from time to time;

        b.   change the name of the Company or the location of its principal office;

        c.   add to the duties or obligations of the Manager;

d.   cure any ambiguity or correct or supplement any inconsistency in this Agreement;

e.   reduce or eliminate the tax burdens imposed on the Members (including, but not limited to, revising the terms or manner of distributions and liquidations);

f.   correct any printing, typographical, or clerical errors or omissions in order that the Agreement shall accurately reflect the agreement among the Members;

g.   reflect information regarding the admission of any Additional Member or substitute Member;

h.   a change that the Manager determines to be necessary, desirable or appropriate to facilitate the trading of the Units or comply with any rule, regulation, guideline or requirement of any National Securities Exchange or over-the-counter market on which Interests are or will be listed for trading, compliance with any of which the Manager deems to be in the best interests of the Company and the Members;

i.   a change that is required to effect the intent expressed in any offering documents of the Company or Crowdfunding Issuer or the intent of the provisions of this Agreement or is otherwise contemplated by this Agreement;

j.   an amendment that the Manager determines, based on the advice of counsel, to be necessary or appropriate to prevent the Company, the Manager, any officers or any trustees or agents of the Company from in any manner being subjected to the provisions of the Investment Company Act, the Investment Advisers Act, or plan asset regulations adopted under ERISA, regardless of whether such are substantially similar to plan asset regulations currently applied or proposed by the United States Department of Labor;

k.   any other amendment other than an amendment expressly requiring consent of the Members; and

l.   any other amendments substantially similar to the foregoing.

Section 14.4   Partition

Each Member, its successors, and assigns hereby waives any rights to have any Company Asset partitioned, and, pursuant to such waiver, no Member, nor any successor or assign of any Member, shall have the right while this Agreement remains in effect to file a complaint or institute any proceeding at law to seek, or to otherwise demand, request, or require, the liquidation or dissolution of the Company, the return of capital or any specific Company Assets, or, in equity, to have Company Assets partitioned, and each Member, on its own behalf and that of its successors, representatives, heirs, and assigns, hereby waives any such right.

The Members intend that during the term of this Agreement, the rights of the Members and their successors-in-interest, as among themselves, shall be governed by the terms of this Agreement, and that the right of any Member or successors-in-interest to Transfer or otherwise dispose of its Membership Interest in the Company shall be subject to the limitations and restrictions of this Agreement.

Section 14.5   No Waiver

The failure of any Member to insist upon strict performance of any provision or obligation of this Agreement, irrespective of the length of time for which such failure continues, shall not be a waiver of such Member's right to demand strict compliance in the future. No consent or waiver, express or implied, to or of any breach or default in the performance of any obligations under this Agreement, shall constitute a consent or waiver to or of any other breach or default in the performance of the same or any other obligation.

Section 14.6   Construction and Miscellaneous

The following general matters shall apply to the provisions of this Agreement:

a.   Construction. Unless the context requires otherwise, words denoting the singular may be construed as plural and words of the plural may be construed as denoting the singular. Words of one gender may be construed as denoting another gender or no gender as is appropriate within such context. The word "or" when used in a list may function as both a conjunction and a disjunction if the context permits.

b.   Headings of Articles, Sections, and Subsections. The headings of Articles, Sections, and Subsections used within this Agreement are included solely for the convenience and reference of the reader. They shall have no significance in the interpretation or construction of this Agreement.

c.   Notices. Any notice or communication to be given under the terms of this Agreement ("Notice") shall be in writing and shall be personally delivered or sent by overnight delivery, certified United States mail, or email. Notice shall be effective: (a) if emailed or personally delivered, when delivered; (b) if by overnight delivery, the day after delivery thereof to a reputable overnight courier service, delivery charges prepaid; or (c) if mailed, at midnight on the third business day after deposit in the mail, postage prepaid. Notices to the Company shall be addressed to its address contained herein and to Members at their address for correspondence as set forth in the subscription documents, each as amended from time to time by Notice of the transferring party. Additionally, the Manager may provide Notice to the Members via a Company-related online platform. The Manager does not permit Notice by email.

d.   Applicable State Law. This Agreement shall be governed, construed, and enforced in accordance with the laws of Delaware, without regard to its conflict of laws rules.

e.   Execution; Duplicate Originals. This Agreement may be executed manually, electronically, or by facsimile transmission, and in multiple counterparts. Each counterpart shall be considered a duplicate original agreement and all such counterparts shall, taken together, be considered one Agreement.

f.   Severability. If any provision of this Agreement is declared by a court of competent jurisdiction to be illegal, invalid, or unenforceable for any reason, such provision shall be fully severable and such illegality, invalidity, or unenforceability shall not affect the remaining provisions of this Agreement. Furthermore, in lieu of each illegal, invalid, or unenforceable provision, there shall be added automatically as part of this Agreement a provision as similar in terms to such illegal, invalid, or unenforceable provision as may be possible, legal, valid, and enforceable.

g.   Acceptance. Each Manager and Member hereby acknowledges and confirms that he, she, or it has reviewed this Agreement, accepts all its provisions, and agrees to be bound by all the terms, conditions, and restrictions contained in this Agreement.

[signature follows on next page]

IN WITNESS WHEREOF, the Members and the Manager have executed or approved this Agreement effective August 12, 2025.

MANAGER:

United States Tungsten Resources, LLC,
a Delaware limited liability company

box SIGN 4L662X72-4KX3LY6X

By: ______________________________
J. Randall Waterfield, its Manager

Stacy W Hastie

box SIGN 42VYYZ57-4KX3LY6X

By: ______________________________
Stacy Hastie, its Manager

EXHIBIT G

Company Subscription Agreement

THE SECURITIES OFFERED HEREBY HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "**SECURITIES ACT**"), OR ANY STATE SECURITIES OR BLUE SKY LAWS AND ARE BEING OFFERED AND SOLD IN RELIANCE ON EXEMPTIONS FROM THE REGISTRATION REQUIREMENTS OF THE ACT AND STATE SECURITIES OR BLUE SKY LAWS. THE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION ("**SEC**"), ANY STATE SECURITIES COMMISSION OR OTHER REGULATORY AUTHORITY, NOR HAVE ANY OF THE FOREGOING AUTHORITIES PASSED UPON THE MERITS OF THIS OFFERING OR THE ADEQUACY OR ACCURACY OF THE SUBSCRIPTION AGREEMENT OR ANY OTHER MATERIALS OR INFORMATION MADE AVAILABLE TO INVESTOR IN CONNECTION WITH THIS OFFERING. ANY REPRESENTATION TO THE CONTRARY IS UNLAWFUL.

THIS INVESTMENT INVOLVES A HIGH DEGREE OF RISK. THIS INVESTMENT IS SUITABLE ONLY FOR PERSONS WHO CAN BEAR THE ECONOMIC RISK FOR AN INDEFINITE PERIOD OF TIME AND WHO CAN AFFORD TO LOSE THEIR ENTIRE INVESTMENT. FURTHERMORE, INVESTORS MUST UNDERSTAND THAT SUCH INVESTMENT IS ILLIQUID AND IS EXPECTED TO CONTINUE TO BE ILLIQUID FOR AN INDEFINITE PERIOD OF TIME. NO PUBLIC MARKET EXISTS FOR THE SECURITIES, AND NO PUBLIC MARKET IS EXPECTED TO DEVELOP FOLLOWING THIS OFFERING.

THE COMPANY MAY NOT BE OFFERING THE SECURITIES IN EVERY STATE. THE OFFERING MATERIALS DO NOT CONSTITUTE AN OFFER OR SOLICITATION IN ANY STATE OR JURISDICTION IN WHICH THE SECURITIES ARE NOT BEING OFFERED.

THE INFORMATION PRESENTED IN THE OFFERING MATERIALS WAS PREPARED BY THE COMPANY SOLELY FOR THE USE BY PROSPECTIVE INVESTORS IN CONNECTION WITH THIS OFFERING. NO REPRESENTATIONS OR WARRANTIES ARE MADE AS TO THE ACCURACY OR COMPLETENESS OF THE INFORMATION CONTAINED IN ANY OFFERING MATERIALS, AND NOTHING CONTAINED IN THE OFFERING MATERIALS IS OR SHOULD BE RELIED UPON AS A PROMISE OR REPRESENTATION AS TO THE FUTURE PERFORMANCE OF THE COMPANY. NEITHER THE DELIVERY NOR THE PURCHASE OF THE SECURITIES SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY SINCE THE DATE OF THE OFFERING MATERIALS.

SUBSCRIPTION AGREEMENT

To: United States Tungsten LLC
4775 Collins Ave, Suite 4401
Miami Beach FL 33140

Ladies and Gentlemen:

The undersigned ("**Investor**") hereby subscribes for the dollar amount ("**Subscription Amount**") of units of membership interest ("**Unit(s)**") of United States Tungsten LLC, a Delaware limited liability company (the "**Company**") as indicated on the signature page hereto.

WHEREAS, the Company is offering up to 2,222,222 Class B Units at $1.00 per Unit for proceeds up to $4,999,999.50, pursuant to its Form C, including exhibits, as amended and/or supplemented from time to time ("**Offering Statement**"), filed with the Securities and Exchange Commission ("**SEC**") under Regulation CF promulgated under the Securities Act of 1933, as amended. If the minimum amount of $4,999.50 (the "**Target Offering Amount**") is not raised through the offering by December 2, 2026, no Units will be sold, all investment commitments will be canceled, and all committed funds will be returned without interest or deduction.

NOW, THEREFORE, it is agreed as follows:

1.   Investor understands and agrees that this subscription agreement ("**Agreement**") is comprised of the below terms, exhibits and schedules, as well as the information Investor provides via the Company's investment portal at http://invest.unitedstatestungsten.com/ ("**Company Portal Site**") relating to its purchase of Units pursuant to this Agreement, which information may include, but not be limited to, Investor's identity and personal information, contact information, accredited investor status, signature, the amount of Units being purchased by Investor, Subscription Amount, how the Units will be held and similar personal information of the Investor and its purchase of Units (collectively, "**Investor Information**"), which Investor Information is incorporated herein by reference and made a part hereof. By executing this Agreement, Investor agrees to the terms of service and privacy policy contained on the Company Portal Site.

2.   To induce the Company to accept this subscription, the Investor hereby agrees and represents that:

a.   The Units will be held by the Investor as indicated on the signature page hereto (e.g., individual, corporation, custodial account, community property, etc.).

b.   Concurrent with the execution hereof, the Investor authorizes Enterprise Bank & Trust, a Missouri chartered trust company with banking powers, as escrow agent for the Company (the "**Escrow Facilitator**"), to request the Subscription Amount from the Investor's bank or other financial institution or the Investor has transferred funds equal to the Subscription Amount to the Escrow Facilitator concurrently with submitting this Agreement, unless otherwise agreed by the Company. All forms of payment must be payable to the Escrow Facilitator.

c.   Within five (5) days after receipt of a written request from the Company, the Investor shall provide such information and execute and deliver such documents as the Company may reasonably request to comply with any and all laws and ordinances to which the Company may be subject, including the securities laws of the United States or any other applicable jurisdiction.

d.   The Company has entered, and from time to time may enter into, separate subscription agreements with other investors for the sale of Units to such other investors. The sale of Units to such other investors and this sale of the Units shall be separate sales and this Agreement and the other subscription agreements shall be separate agreements.

e.   The Company may elect at any time after twenty-one (21) days from the date of the Offering Statement, to close all or any portion of this offering on various dates (each a "**Closing Date**"); provided that, it has raised the Target Offering Amount stated in the Offering Statement. The Company, or an agent thereof, will provide notice of each Closing Date at least five business days prior to such Closing Date. Investor may cancel an investment commitment until 48 hours prior to the Closing Date noticed to Investor. If Investor does not cancel his or her or its investment commitment before the 48-hour period prior to the Closing Date, Investor will not be permitted to cancel the investment and Investor's funds will be released to the Company promptly upon the Closing Date and the Investor will receive Units in exchange for his or her or its investment. Units will be issued in book entry form.

f.   The Investor understands the meaning and legal consequences of, and that the Company intends to rely upon, the representations and warranties contained in Sections 2, 3, 4 and 5 hereof, and the Investor hereby agrees to indemnify and hold harmless the Company and each and any manager, member, officer, employee, agent or affiliate thereof from and against any and all loss, damage or liability due to or arising out of a breach of any representation or warranty of the Investor. The representations, warranties and covenants made by Investor herein shall survive the closing or termination of this Agreement.

g.   The Investor has read the educational materials on the Company Portal Site and has been informed of Investor's right to cancel the investment up to 48-hours prior to Investor's Closing Date.

h.   The Investor acknowledges that there may be promoters for this Offering, and in the case that there are any communications from promoters, the promoter must clearly disclose in all communications the receipt of compensation, and that the promoter is engaged in promotional activities on behalf of the Company. A promoter may be any person who promotes the Company's offering for compensation, whether past or prospective, or who is a founder or an employee of the Company that engages in promotional activities on behalf of the Company.

        i.   Investor has been informed of the compensation that DealMaker Securities LLC and affiliates receive in connection with the sale of securities in the Regulation CF offering and the manner in which it is received.

        3.   The Investor hereby represents and warrants that the Investor is a "**qualified purchaser**," as defined in 17 C.F.R. §§ 227.100, .504 for purposes of section 18(b)(3) of the Securities Act (15 U.S.C. § 77r(b)(3)), meaning the Investor is either:

        a.   an "**Accredited Investor**" as defined in Rule 501 of Regulation D (17 U.S.C. § 230.501) under the Securities Act and indicated on the U.S. Accredited Investor Certificate attached hereto; or

        b.   the Subscription Amount plus all other investments by Investor pursuant to Regulation Crowdfunding (Section 4(a)(6) of the Securities Act) during the twelve (12) month period preceding the date of this Agreement does not represent:

        (i)   Where the Investor's annual income AND net worth are both equal to or greater than $124,000, more than 10% of the greater of Investor's annual income or net worth, subject to a maximum investment of $124,000.

        (ii)   Where the Investor's annual income OR net worth is less than $124,000, more than the greater of $2,500 or 5% of the greater of the Investor's annual income or net worth.

        (iii)   For this subparagraph, net worth is determined in the same manner as for an Accredited Investor.

        4.   The Investor hereby further represents, warrants, acknowledges and agrees, which representations and warranties will be true and correct as of Investor's Closing Date, that:

        a.   The information provided by the Investor to the Company via this Agreement or otherwise is true and correct in all respects as of the date hereof and the Investor hereby agrees to promptly notify the Company and supply corrective information to the Company if, prior to the consummation of its investment in the Company, any of such information becomes inaccurate or incomplete.

        b.   The Investor, if an individual, is over 18 years of age (or older if required by Investor's state in order to purchase securities), and the address set forth in the Investor Information is the true residence and domicile of the Investor, and the Investor has no present intention of becoming a resident or domiciliary of any other state or jurisdiction. If a corporation, trust, partnership or other entity, the Investor has its principal place of business at the address set forth on the signature page.

        c.   If Investor is not a United States person (as defined by Section 7701(a)(30) of the Internal Revenue Code of 1986, as amended), Investor hereby represents that it has satisfied itself as to the full observance of the laws of its jurisdiction in connection with any invitation to subscribe for the Units or any use of this Agreement, including (i) the legal requirements within its jurisdiction for the purchase of the Units, (ii) any foreign exchange restrictions applicable to such purchase, (iii) any governmental or other consents that may need to be obtained, and (iv) the income tax and other tax consequences, if any, that may be relevant to the purchase, holding, redemption, sale, or transfer of the Units. Investor's subscription and payment for and continued beneficial ownership of the Units will not violate any applicable securities or other laws of Investor's jurisdiction.

        d.   The Investor has had an opportunity to ask questions of and receive answers from the

Company, or a person or persons acting on its behalf, concerning the Company and the terms and conditions of this investment, and all such questions have been answered to the full satisfaction of the Investor.

e.   Except as set forth in this Agreement, no representations or warranties have been made to the Investor by the Company or any partner, agent, employee, or affiliate thereof. The Investor has not relied on any communication of the Company, including information presented on the Company's website or business/pitch deck, as investment or financial advice or as a recommendation to purchase the Units. The Investor is making its own independent investment decision based on the information provided in the Company's Offering Statement and not based on any other documents or information generated by the Company or its existing Shareholders, directors, employees, or agents.

f.   The Investor has such knowledge and experience in financial and business matters that they are capable of evaluating the merits and risks of an investment in the Company and making an informed investment decision with respect thereto. The Investor has consulted its own advisers with respect to its proposed investment in the Company.

g.   The Investor is not making this subscription in any manner as a representative of a charitable remainder unitrust or a charitable remainder trust.

h.   The Investor has the financial ability to bear the economic risk of the Investor's investment, including a complete loss thereof, has adequate means for providing for its current needs and possible contingencies and has no need for liquidity in its investment.

i.   The Investor acknowledges and understands that:

(i)   The Units are a speculative investment and involve a substantial degree of risk;

(ii)   The Company does not have a significant financial or operating history;

(iii)   The Units are being offered pursuant to Regulation Crowdfunding under the Securities Act and have not been registered or qualified under any state blue sky or securities law; and

(iv)   Any federal income tax treatment which may be currently available to the Investor may be lost through adoption of new laws or regulations, amendments to existing laws or regulations or changes in the interpretations of existing laws and regulations.

j.   The Investor has carefully reviewed and understands the Company's Offering Statement, as amended or supplemented, and exhibits included therewith, including the "Risk Factors" contained in the Offering Statement.

k.   The Investor represents and warrants that (i) the Units are to be purchased with funds that are from legitimate sources in connection with its regular business activities and which do not constitute the proceeds of criminal conduct; (ii) the Units are not being acquired, and will not be held, in violation of any applicable laws; (iii) the Investor is not listed on the list of Specially Designated Nationals and Blocked Persons maintained by the United States Office of Foreign Assets Control ("**OFAC**"); and (iv) the Investor is not a senior foreign political figure, or any immediate family member or close associate of a senior foreign political figure.

l.   If the Investor is an individual retirement account, qualified pension, profit sharing or other retirement plan, or governmental plans or units (all such entities are herein referred to as a "**Retirement Trust**"), the Investor represents that the investment in the Company by the Retirement Trust has been authorized by the appropriate person or persons and that the Retirement Trust has consulted its counsel with respect to such investment and the Investor represents that it has not relied on any advice of the Company or its affiliates in making its decision to invest in the Company.

m.   Neither the execution and delivery of this Agreement nor the fulfillment of or compliance with the terms and provisions hereof, will conflict with, or result in a breach or violation of any of the terms, conditions or provisions of, or constitute a default under, any contract, agreement, mortgage, indenture, lease, instrument, order, judgment, statute, law, rule or regulation to which Investor is subject.

n.   Investor has all requisite power and authority to (i) execute and deliver this Agreement, and (ii) to carry out and perform its obligations under the terms of this Agreement. This Agreement has been duly authorized, executed and delivered and constitutes the legal, valid and binding obligation of Investor, enforceable in accordance with its terms, except as such enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium, or other laws relating to or affecting the enforcement of creditors' rights generally in effect from time to time and by general principles of equity.

o.   Investor acknowledges and agrees that there is no ready public market for the Units and that there is no guarantee that a market for their resale will ever exist. The Company has no obligation to list any of the Units on any market or take any steps (including registration under the Securities Act or the Securities Exchange Act of 1934, as amended (the "**Exchange Act**") with respect to facilitating trading or resale of the Units. Investor must bear the economic risk of this investment indefinitely and Investor acknowledges that Investor is able to bear the economic risk of losing Investor's entire investment in the Units. Investor also understands that an investment in the Company involves significant risks and has taken full cognizance of and understands all of the risk factors relating to the purchase of Units.

p.   Investor represents and warrants that the Investor is either:

(i)   Purchasing the Units with funds that constitute the assets of one or more of the following: (a) an "employee benefit plan" as defined in Section 3(3) of the U.S. Employee Retirement Income Security Act of 1974, as amended ("**ERISA**"), that is subject to Title I of ERISA; or (b) an "employee benefit plan" as defined in Section 3(3) of ERISA that is not subject to either Title I of ERISA or Section 4975 of the Internal Revenue Code of 1986, as amended (the "**Code**") (including a governmental plan, non-electing church plan or foreign plan). The Investor hereby represents and warrants that (a) its investment in the Company: (i) does not violate and is not otherwise inconsistent with the terms of any legal document constituting or governing the employee benefit plan; (ii) has been duly authorized and approved by all necessary parties; and (iii) is in compliance with all applicable laws, and (b) neither the Company nor any person who manages the assets of the Company will be subject to any laws, rules or regulations applicable to such Investor solely as a result of the investment in the Company by such Investor; (c) a plan that is subject to Section 4975 of the Code; (d) an entity (including, if applicable, an insurance company general account) whose underlying assets include "plan assets" of one or more "employee benefit plans" that are subject to Title I of ERISA or "plans" that are subject to Section 4975 of the Code by reason of the investment in such entity, directly or indirectly, by such employee benefit plans or plans; or (e) an entity that (i) is a group trust within the meaning of Revenue Ruling 81-100, a common or collective trust fund of a bank or an insurance company separate account and (ii) is subject to Title I of ERISA, Section 4975 of the Code or both; or will be subject to any laws, rules or regulations applicable to such Investor solely as a result of the investment in the Company by such Investor; (c) a plan that is subject to Section 4975 of the Code; (d) an entity (including, if applicable, an insurance company general account) whose underlying assets include "plan assets" of one or more "employee benefit plans" that are subject to Title I of ERISA or "plans" that are subject to Section 4975 of the Code by reason of the investment in such entity, directly or indirectly, by such employee benefit plans or plans; or (e) an entity that (i) is a group trust within the meaning of Revenue Ruling 81-100, a common or collective trust fund of a bank or an insurance company separate account and (ii) is subject to Title I of ERISA, Section 4975 of the Code or both; or

(ii)   Not purchasing the Units with funds that constitute the assets of any of the entities or plans described in this Section 4(p).

q.   Investor has accurately answered all questions on and completed the signature page hereto and each other schedule and exhibit attached hereto, which are made a part hereof by reference.

5.   It is understood that this subscription is irrevocable by Investor but is not binding on the Company until accepted by the Company by signature of its authorized representative on the acceptance page hereto. The Company may accept or reject this subscription in whole or in part. In the event of rejection of this subscription in its entirety, or in the event the sale of the Units (or any portion thereof) to Investor is not consummated for any reason, this Agreement shall have no force or effect with respect to the rejected subscription (or portion thereof), which shall remain in force and effect.

6.   The Company reserves the right to request such information as is necessary to verify the identity of the Investor. The Investor shall promptly on demand provide such information and execute and deliver such documents as the Company may request to verify the accuracy of the Investor's representations and warranties herein or to comply with the USA PATRIOT Act of 2001, as amended (the "**Patriot Act**"), certain anti-money laundering laws or any other law or regulation to which the Company may be subject (the "**Relevant Legislation**"). In addition, by executing this Agreement the Investor authorizes the Company to provide the Company's legal counsel and any other appropriate third party with information regarding the Investor's account, until the authorization is revoked by the Investor in writing to the Company.

7.   The Company represents and warrants to the Investor that:

a.   The Company is duly formed and validly existing in good standing as a limited liability company under the laws of the State of Delaware and has all requisite power and authority to carry on its business as now conducted.

b.   The execution, delivery and performance by the Company of this Agreement have been authorized by all necessary action on behalf of the Company, and this Agreement is a legal, valid and binding agreement of the Company, enforceable against the Company in accordance with its terms. The Units, when so issued, sold and delivered against payment therefor in accordance with the provisions of this Agreement, will be duly and validly issued, fully paid and non-assessable.

8.   Notwithstanding anything contained in this Agreement, Investor is not being asked to waive and is not waiving any right to bring a claim against the Company under the Securities Act; however, the Company may rely on the representations contained in this Agreement in defense of such claims, if applicable.

9.   Investor has had an opportunity to review the company agreement of the Company dated August 28, 2025, as may be amended from time to time (the "**Company Agreement**") and by executing this Agreement, Investor's execution of this Agreement will also serve as Investor's execution and joinder of the Company Agreement, effective upon acceptance of this subscription by the Company, including the power of attorney included with the Company Agreement. Any power of attorney of the Investor granted in favor of the Manager contained in the Company Agreement has been executed by the Investor in compliance with the laws of the state, province or jurisdiction in which such agreements were executed.

10.   Miscellaneous.

a.   All pronouns and any variations thereof shall be deemed to refer to the masculine, feminine, neuter, singular or plural, as the identity of the person or persons or entity or entities may require.

b.   This Agreement is not transferable or assignable by Investor without the prior written consent of the Company.

c.   The representations, warranties and agreements contained herein shall be deemed to be made by and be binding upon Investor and its heirs, executors, administrators and successors and shall inure to the benefit of the Company and its successors and assigns.

d.   None of the provisions of this Agreement may be waived, changed or terminated orally or otherwise, except as specifically set forth herein or except by a writing signed by the Company and Investor.

e.   The invalidity, illegality, or unenforceability of one or more of the provisions of this Agreement in any jurisdiction shall not affect the validity, legality, or enforceability of the remainder of this Agreement in such jurisdiction or the validity, legality or enforceability of this Agreement, including any such provision, in any other jurisdiction, it being intended that all rights and obligations of the parties hereunder shall be enforceable to the fullest extent permitted by law.

f.   This Agreement and the Company Agreement constitutes the entire agreement between the Investor and the Company with respect to the subject matter hereof and supersedes all prior oral or written agreements and understandings, if any, relating to the subject matter hereof.

g.   The terms and provisions of this Agreement are intended solely for the benefit of each party hereto and their respective successors and assigns, and it is not the intention of the parties to confer, and no provision hereof shall confer third-party beneficiary rights upon any other person.

h.   This Agreement may be executed in any number of counterparts, each of which will be deemed an original, but all of which together will constitute one and the same instrument.

i.   No failure or delay by any party in exercising any right, power or privilege under this Agreement shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right, power or privilege. The rights and remedies herein provided shall be cumulative and not exclusive of any rights or remedies provided by law.

j.   Notice, requests, demands and other communications relating to this Agreement and the transactions contemplated herein shall be in writing and shall be deemed to have been duly given if and when (a) delivered personally, on the date of such delivery; or (b) mailed by registered or certified mail, postage prepaid, return receipt requested, on the third day after the posting thereof; or (c) emailed, telecopied or cabled, on the date of such delivery to the respective parties at the addresses set forth on the signature page hereto with respect to the Investor and above with respect to the Company. The Company will not accept notice by email or other electronic communication.

k.   THE COMPANY WILL NOT BE LIABLE TO INVESTOR FOR ANY LOST PROFITS OR SPECIAL, CONSEQUENTIAL, OR PUNITIVE DAMAGES, EVEN IF INVESTOR TELLS THE COMPANY IT MIGHT INCUR THOSE DAMAGES.

l.   Investor agrees that the Company may deliver all notices, tax reports and other documents and information to Investor by email or another electronic delivery method chosen by the Company. Investor agrees to tell the Company right away if Investor changes its email address or home mailing address so the Company can send information to the new address.

m.   Each of the parties hereto agrees that the transaction consisting of this Agreement (and, to the extent permitted under applicable law, each related agreement) may be conducted by electronic means. Each party agrees, and acknowledges that it is such party's intent, that if such party signs this Agreement (or, if applicable, related agreement) using an electronic signature, it is signing, adopting, and accepting this Agreement or such closing document and that signing this Agreement or such related agreement using an electronic signature is the legal equivalent of having placed its handwritten signature on this Agreement or such related agreement on paper. The use of electronic signatures and electronic records (including, without limitation, any contract or other record created, generated, sent, communicated, received, or stored by electronic means) shall be of the same legal effect, validity and enforceability as a manually executed signature or use of a paper-based record-keeping system to the fullest extent permitted by applicable law, including the Federal Electronic Signatures in Global and National Commerce Act and any other applicable law, including, without limitation, any state law based on the Uniform Electronic Transactions Act.

n.   **NOTICE OF DISPUTE RESOLUTION BY BINDING ARBITRATION AND CLASS ACTION/CLASS ARBITRATION WAIVER.**

(i)   IMPORTANT: PLEASE READ CAREFULLY. THE FOLLOWING PROVISION ("**ARBITRATION PROVISION**") CONSTITUTES A BINDING AGREEMENT THAT LIMITS CERTAIN RIGHTS, INCLUDING YOUR RIGHT TO OBTAIN RELIEF OR DAMAGES THROUGH COURT ACTION OR AS A MEMBER OF A CLASS. THAT MEANS THAT, IN THE EVENT THAT YOU HAVE A COMPLAINT AGAINST THE COMPAY THAT THE COMPANY IS UNABLE TO RESOLVE TO YOUR SATISFACTION AND THAT CANNOT BE RESOLVED THROUGH MEDIATION, YOU AND THE COMPANY AGREE TO RESOLVE YOUR DISPUTE THROUGH BINDING ARBITRATION, INSTEAD OF THROUGH COURTS OF GENERAL JURISDICTION OR THROUGH A CLASS ACTION. BY ENTERING INTO THIS AGREEMENT, YOU AND THE COMPANY ARE EACH WAIVING THE RIGHT TO A TRIAL BY JURY AND TO PARTICIPATE IN ANY CLASS ACTION. THE ARBITRATION PROVISION AND THE WAIVER OF THE RIGHT TO A JURY TRIAL AND CLASS ACTION IS NOT INTENDED TO BE DEEMED A WAIVER BY YOU OF OUR COMPLIANCE WITH THE EXCHANGE ACT AND SECURITIES ACT AND THE RULES AND REGULATIONS PROMULGATED THEREUNDER.

(ii)   "**Claim**" shall mean any dispute or controversy arising out of or relating to this Agreement and/or the transactions, activities, or relationships that involve, lead to, or result from the foregoing. Claims include, but are not limited to, breach of contract, fraud, misrepresentation, express or implied warranty, and equitable, injunctive, or declaratory relief. Claims include matters arising as initial claims, counter-claims, cross-claims, third-party claims, or otherwise and include those brought by or against your assigns, heirs, or beneficiaries.

(iii)   If a Claim arises and such Claim cannot be settled through direct discussions, the parties hereto agree to endeavor first to settle the dispute by mediation administered by the American Arbitration Association (the "**AAA**") under its Commercial Mediation Procedures before resorting to arbitration pursuant to this Section.

(iv)   Any unresolved Claim shall be settled by binding arbitration as the sole and exclusive forum and remedy for resolution of a Claim between you and the Company. The Party initiating arbitration shall do so with the AAA. The procedure shall be governed by the AAA Commercial Arbitration Rules, and the parties stipulate that the laws of the State of Delaware shall apply, without regard to conflict-of-law principles. In the case of a conflict between the rules and policies of the administrator and this Arbitration Provision, this Arbitration Provision shall control, subject to controlling law, unless all parties to the arbitration consent to have the rules and policies of the administrator apply. Arbitration shall take place in the county of the principal office of the Company or in such location as agreed upon by the parties. Each party will, upon written request of the other party, promptly provide the other with copies of all relevant documents. There shall be no other discovery allowed. Except as may be required by law, neither a party nor an arbitrator may disclose the existence, content, or results of any arbitration hereunder without the prior written consent of both parties.

(v)   Absent agreement among the parties, the presiding arbitrator shall determine how to allocate the fees and costs of arbitration among the parties according to the administrator's rules or in accordance with controlling law if contrary to those rules. Each party shall bear the expense of that party's attorneys, experts, and witnesses, regardless of which party prevails in the arbitration, unless controlling law provides a right for the prevailing party to recover fees and costs from the other party. Notwithstanding the foregoing, if the arbitrator determines that a Claim is frivolous or brought for an improper purpose (as measured by the standards set forth in Federal Rule of Civil Procedure 11(b)), the other party shall not be required to pay any fees or costs of the arbitration proceeding, and any previously paid fees or costs shall be reimbursed.

(vi)   If the amount in controversy exceeds $50,000, any party may appeal the arbitrator's award to a three-arbitrator panel within thirty (30) days of the final award. Additionally, in the event of such an appeal, any opposing party may cross-appeal within thirty (30) days after notice of the appeal. The three-arbitrator panel may consider all of the evidence and issue a new award, and the panel does not have to adopt or give any weight to the first arbitrator's findings of fact or conclusion. This is called "*de novo*" review. Costs and conduct of any appeal shall be governed by this Arbitration Provision and the administrator's rules, in the same way as the initial arbitration proceeding. Any award by the individual arbitrator that is not subject to appeal, and any panel award on appeal, shall be final and binding, except for any appeal right under the Federal Arbitration Act (the "**FAA**"), and may be entered as a judgment in any court of competent jurisdiction.

(vii)   The parties agree that this Arbitration Provision is made pursuant to a transaction between the parties that involves and affects interstate commerce and therefore shall be governed by and enforceable under the FAA. The arbitrator will apply substantive law consistent with the FAA and applicable statutes of limitations. The arbitrator may award damages or other types of relief permitted by the law of the State of Delaware, subject to the limitations set forth in this Agreement. The arbitrator will not be bound by judicial rules of procedure and evidence that would apply in a court. The parties also agree that the proceedings shall be confidential to protect intellectual property rights.

(viii)   IF YOU DO NOT AGREE TO THE TERMS OF THIS ARBITRATION AGREEMENT, YOU MAY OPT OUT OF THIS ARBITRATION PROVISION BY SENDING AN ARBITRATION OPT-OUT NOTICE TO THE COMPANY THAT IS RECEIVED AT THE ABOVE ADDRESS WITHIN THIRTY (30) DAYS OF YOUR FIRST ELECTRONIC ACCEPTANCE OF THIS FORM. YOUR OPT-OUT NOTICE MUST CLEARLY STATE THAT YOU ARE REJECTING ARBITRATION; IDENTIFY THE AGREEMENT TO WHICH IT APPLIES BY DATE; PROVIDE YOUR NAME, ADDRESS, AND SOCIAL SECURITY NUMBER; AND BE SIGNED BY YOU. YOU MAY CONVEY THE OPT-OUT NOTICE BY U.S. MAIL OR ANY PRIVATE MAIL CARRIER (E.G. FEDERAL EXPRESS, UNITED PARCEL SERVICE, DHL EXPRESS, ETC.), SO LONG AS IT IS RECEIVED AT THE ABOVE MAILING ADDRESS WITHIN THIRTY (30) DAYS OF YOUR FIRST ELECTRONIC ACCEPTANCE OF THE TERMS OF THIS AGREEMENT. IF THE NOTICE IS SENT BY A THIRD PARTY, SUCH THIRD PARTY MUST INCLUDE EVIDENCE OF HIS OR HER LEGAL AUTHORITY TO SUBMIT THE OPT-OUT NOTICE ON YOUR BEHALF. IF YOUR OPT-OUT NOTICE IS NOT RECEIVED WITHIN THIRTY (30) DAYS FROM THE DATE YOU SIGN THIS AGREEMENT, YOU WILL BE DEEMED TO HAVE ACCEPTED ALL TERMS OF THIS ARBITRATION AGREEMENT.

(ix)   NO ARBITRATION SHALL PROCEED ON A CLASS, REPRESENTATIVE, OR COLLECTIVE BASIS (INCLUDING AS PRIVATE ATTORNEY GENERAL ON BEHALF OF OTHERS), EVEN IF THE CLAIM OR CLAIMS THAT ARE THE SUBJECT OF THE ARBITRATION HAD PREVIOUSLY BEEN ASSERTED (OR COULD HAVE BEEN ASSERTED) IN A COURT AS CLASS REPRESENTATIVE, OR COLLECTIVE ACTIONS IN A COURT. *UNLESS CONSENTED TO IN WRITING BY ALL PARTIES TO THE ARBITRATION, NO PARTY TO THE ARBITRATION MAY JOIN, CONSOLIDATE, OR OTHERWISE BRING CLAIMS FOR OR ON BEHALF OF TWO OR MORE INDIVIDUALS OR UNRELATED CORPORATE ENTITIES IN THE SAME ARBITRATION.*

(x)   This Arbitration Provision shall survive (i) suspension, termination, revocation, closure, termination, or amendments to this Agreement and the relationship of the parties; (ii) the bankruptcy or insolvency of any party or other person; and (iii) any transfer of any Units. If any portion of this Arbitration Provision other than the prohibitions on class arbitration in this Section is deemed invalid or unenforceable under any law or statute consistent with the FAA, it shall not invalidate the other provisions of this Arbitration Provision or this Agreement; if the prohibition on class arbitration is deemed invalid, however, then this entire Arbitration Provision shall be null and void

o.   The interpretation, performance and enforcement of this Agreement shall be governed by the laws of the State of Delaware as applied to contracts executed in and performed wholly within the State of Delaware, without reference to principles of conflict of laws.

[SIGNATURE PAGE FOLLOWS]

EXHIBIT H

Co-Issuer Subscription Agreement

THE SECURITIES OFFERED HEREBY HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "**SECURITIES ACT**"), OR ANY STATE SECURITIES OR BLUE SKY LAWS AND ARE BEING OFFERED AND SOLD IN RELIANCE ON EXEMPTIONS FROM THE REGISTRATION REQUIREMENTS OF THE ACT AND STATE SECURITIES OR BLUE SKY LAWS. THE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION ("**SEC**"), ANY STATE SECURITIES COMMISSION OR OTHER REGULATORY AUTHORITY, NOR HAVE ANY OF THE FOREGOING AUTHORITIES PASSED UPON THE MERITS OF THIS OFFERING OR THE ADEQUACY OR ACCURACY OF THE SUBSCRIPTION AGREEMENT OR ANY OTHER MATERIALS OR INFORMATION MADE AVAILABLE TO INVESTOR IN CONNECTION WITH THIS OFFERING. ANY REPRESENTATION TO THE CONTRARY IS UNLAWFUL.

THIS INVESTMENT INVOLVES A HIGH DEGREE OF RISK. THIS INVESTMENT IS SUITABLE ONLY FOR PERSONS WHO CAN BEAR THE ECONOMIC RISK FOR AN INDEFINITE PERIOD OF TIME AND WHO CAN AFFORD TO LOSE THEIR ENTIRE INVESTMENT. FURTHERMORE, INVESTORS MUST UNDERSTAND THAT SUCH INVESTMENT IS ILLIQUID AND IS EXPECTED TO CONTINUE TO BE ILLIQUID FOR AN INDEFINITE PERIOD OF TIME. NO PUBLIC MARKET EXISTS FOR THE SECURITIES, AND NO PUBLIC MARKET IS EXPECTED TO DEVELOP FOLLOWING THIS OFFERING.

THE COMPANY MAY NOT BE OFFERING THE SECURITIES IN EVERY STATE. THE OFFERING MATERIALS DO NOT CONSTITUTE AN OFFER OR SOLICITATION IN ANY STATE OR JURISDICTION IN WHICH THE SECURITIES ARE NOT BEING OFFERED.

THE INFORMATION PRESENTED IN THE OFFERING MATERIALS WAS PREPARED BY THE COMPANY SOLELY FOR THE USE BY PROSPECTIVE INVESTORS IN CONNECTION WITH THIS OFFERING. NO REPRESENTATIONS OR WARRANTIES ARE MADE AS TO THE ACCURACY OR COMPLETENESS OF THE INFORMATION CONTAINED IN ANY OFFERING MATERIALS, AND NOTHING CONTAINED IN THE OFFERING MATERIALS IS OR SHOULD BE RELIED UPON AS A PROMISE OR REPRESENTATION AS TO THE FUTURE PERFORMANCE OF THE COMPANY. NEITHER THE DELIVERY NOR THE PURCHASE OF THE SECURITIES SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY SINCE THE DATE OF THE OFFERING MATERIALS.

SUBSCRIPTION AGREEMENT

To: United States Tungsten CF SPV LLC
4775 Collins Ave, Suite 4401
Miami Beach FL 33140

Ladies and Gentlemen:

The undersigned ("**Investor**") hereby subscribes for the dollar amount ("**Subscription Amount**") of units of membership interest ("**Interest(s)**") of United States Tungsten CF SPV LLC, a Delaware limited liability company (the "**Company**") as indicated on the signature page hereto.

WHEREAS, the Company is offering up to 2,222,222 Interests at $2.25 per Interest for proceeds up to $4,999,999.50, pursuant to its Form C, including exhibits, as amended and/or supplemented from time to time ("**Offering Statement**"), filed with the Securities and Exchange Commission ("**SEC**") under Regulation CF promulgated under the Securities Act of 1933, as amended. If the minimum amount of $4,999.50 (the "**Target Offering Amount**") is not raised through the offering by December 2, 2026, no Interests will be sold, all investment commitments will be canceled, and all committed funds will be

returned without interest or deduction.

NOW, THEREFORE, it is agreed as follows:

1.   Investor understands and agrees that this subscription agreement ("**Agreement**") is comprised of the below terms, exhibits and schedules, as well as the information Investor provides via the Company's investment portal at: http://invest.unitedstatestungsten.com ("**Company Portal Site**") relating to its purchase of Interests pursuant to this Agreement, which information may include, but not be limited to, Investor's identity and personal information, contact information, accredited investor status, signature, the amount of Interests being purchased by Investor, Subscription Amount, how the Interests will be held and similar personal information of the Investor and its purchase of Interests (collectively, "**Investor Information**"), which Investor Information is incorporated herein by reference and made a part hereof. By executing this Agreement, Investor agrees to the terms of service and privacy policy contained on the Company Portal Site.

2.   To induce the Company to accept this subscription, the Investor hereby agrees and represents that:

a.   The Interests will be held by the Investor as indicated on the signature page hereto (e.g., individual, corporation, custodial account, community property, etc.).

b.   Concurrent with the execution hereof, the Investor authorizes Enterprise Bank & Trust, a Missouri chartered trust company with banking powers, as escrow agent for the Company (the "**Escrow Facilitator**"), to request the Subscription Amount from the Investor's bank or other financial institution or the Investor has transferred funds equal to the Subscription Amount to the Escrow Facilitator concurrently with submitting this Agreement, unless otherwise agreed by the Company. All forms of payment must be payable to the Escrow Facilitator.

c.   Within five (5) days after receipt of a written request from the Company, the Investor shall provide such information and execute and deliver such documents as the Company may reasonably request to comply with any and all laws and ordinances to which the Company may be subject, including the securities laws of the United States or any other applicable jurisdiction.

d.   The Company has entered, and from time to time may enter into, separate subscription agreements with other investors for the sale of Interests to such other investors. The sale of Interests to such other investors and this sale of the Interests shall be separate sales and this Agreement and the other subscription agreements shall be separate agreements.

e.   The Company may elect at any time after twenty-one (21) days from the date of the Offering Statement, to close all or any portion of this offering on various dates (each a "**Closing Date**"); provided that, it has raised the Target Offering Amount stated in the Offering Statement. The Company, or an agent thereof, will provide notice of each Closing Date at least five business days prior to such Closing Date. Investor may cancel an investment commitment until 48 hours prior to the Closing Date noticed to Investor. If Investor does not cancel his or her or its investment commitment before the 48-hour period prior to the Closing Date, Investor will not be permitted to cancel the investment and Investor's funds will be released to the Company promptly upon the Closing Date and the Investor will receive Interests in exchange for his or her or its investment. Interests will be issued in book entry form.

f.   The Investor understands the meaning and legal consequences of, and that the Company intends to rely upon, the representations and warranties contained in Sections 2, 3, 4 and 5 hereof, and the Investor hereby agrees to indemnify and hold harmless the Company and each and any manager, member, officer, employee, agent or affiliate thereof from and against any and all loss, damage or liability due to or arising out of a breach of any representation or warranty of the Investor. The representations, warranties and covenants made by Investor herein shall survive the closing or termination of this Agreement.

g. The Investor has read the educational materials on the landing page and has been informed of Investor's right to cancel the investment up to 48-hours prior to a Closing Date or Termination Date (both defined below); however, once the Agreement is accepted by the Company there is no cancelation right.

h. The Investor acknowledges that there may be promoters for this Offering, and in the case that there are any communications from promoters, the promoter must clearly disclose in all communications the receipt of compensation, and that the promoter is engaged in promotional activities on behalf of the Company. A promoter may be any person who promotes the Company's offering for compensation, whether past or prospective, or who is a founder or an employee of the Company that engages in promotional activities on behalf of the Company.

i. Investor has been informed of the compensation that DealMaker Securities LLC and affiliates receive in connection with the sale of securities in the Regulation CF offering and the manner in which it is received.

3. The Investor hereby represents and warrants that the Investor is a "**qualified purchaser**," as defined in 17 C.F.R. §§ 227.100, .504 for purposes of section 18(b)(3) of the Securities Act (15 U.S.C. § 77r(b)(3)), meaning the Investor is either:

a. an "**Accredited Investor**" as defined in Rule 501 of Regulation D (17 U.S.C. § 230.501) under the Securities Act and indicated on the U.S. Accredited Investor Certificate attached hereto; or

b. the Subscription Amount plus all other investments by Investor pursuant to Regulation Crowdfunding (Section 4(a)(6) of the Securities Act) during the twelve (12) month period preceding the date of this Agreement does not represent:

(i) Where the Investor's annual income AND net worth are both equal to or greater than $124,000, more than 10% of the greater of Investor's annual income or net worth, subject to a maximum investment of $124,000.

(ii) Where the Investor's annual income OR net worth is less than $124,000, more than the greater of $2,500 or 5% of the greater of the Investor's annual income or net worth.

(iii) For this subparagraph, net worth is determined in the same manner as for an Accredited Investor.

4. The Investor hereby further represents, warrants, acknowledges and agrees, which representations and warranties will be true and correct as of Investor's Closing Date, that:

a. The information provided by the Investor to the Company via this Agreement or otherwise is true and correct in all respects as of the date hereof and the Investor hereby agrees to promptly notify the Company and supply corrective information to the Company if, prior to the consummation of its investment in the Company, any of such information becomes inaccurate or incomplete.

b. The Investor, if an individual, is over 18 years of age (or older if required by Investor's state in order to purchase securities), and the address set forth above is the true residence and domicile of the Investor, and the Investor has no present intention of becoming a resident or domiciliary of any other state or jurisdiction. If a corporation, trust, partnership or other entity, the Investor has its principal place of business at the address set forth on the signature page.

c.   If Investor is not a United States person (as defined by Section 7701(a)(30) of the Internal Revenue Code of 1986, as amended), Investor hereby represents that it has satisfied itself as to the full observance of the laws of its jurisdiction in connection with any invitation to subscribe for the Interests or any use of this Agreement, including (i) the legal requirements within its jurisdiction for the purchase of the Interests, (ii) any foreign exchange restrictions applicable to such purchase, (iii) any governmental or other consents that may need to be obtained, and (iv) the income tax and other tax consequences, if any, that may be relevant to the purchase, holding, redemption, sale, or transfer of the Interests. Investor's subscription and payment for and continued beneficial ownership of the Interests will not violate any applicable securities or other laws of Investor's jurisdiction.

d.   The Investor has had an opportunity to ask questions of and receive answers from the Company, or a person or persons acting on its behalf, concerning the Company and the terms and conditions of this investment, and all such questions have been answered to the full satisfaction of the Investor.

e.   Except as set forth in this Agreement, no representations or warranties have been made to the Investor by the Company or any partner, agent, employee, or affiliate thereof. The Investor has not relied on any communication of the Company, including information presented on the Company's website or business/pitch deck, as investment or financial advice or as a recommendation to purchase the Interests. The Investor is making its own independent investment decision based on the information provided in the Company's Offering Statement and not based on any other documents or information generated by the Company or its existing Shareholders, directors, employees, or agents.

f.   The Investor has such knowledge and experience in financial and business matters that they are capable of evaluating the merits and risks of an investment in the Company and making an informed investment decision with respect thereto. The Investor has consulted its own advisers with respect to its proposed investment in the Company.

g.   The Investor is not making this subscription in any manner as a representative of a charitable remainder unitrust or a charitable remainder trust.

h.   The Investor has the financial ability to bear the economic risk of the Investor's investment, including a complete loss thereof, has adequate means for providing for its current needs and possible contingencies and has no need for liquidity in its investment.

i.   The Investor acknowledges and understands that:

(i)   The Interests are a speculative investment and involve a substantial degree of risk;

(ii)   The Interests are being offered pursuant to Regulation Crowdfunding under the Securities Act and have not been registered or qualified under any state blue sky or securities law; and

(iii)   Any federal income tax treatment which may be currently available to the Investor may be lost through adoption of new laws or regulations, amendments to existing laws or regulations or changes in the interpretations of existing laws and regulations.

j.   The Investor has carefully reviewed and understands the Company's Offering Statement, as amended or supplemented, and exhibits included therewith, including the "Risk Factors" contained in the Offering Statement.

k.   The Investor represents and warrants that (i) the Interests are to be purchased with funds that are from legitimate sources in connection with its regular business activities and which do not constitute the proceeds of criminal conduct; (ii) the Interests are not being acquired, and will not be held, in violation of any applicable laws; (iii) the Investor is not listed on the list of Specially Designated Nationals and Blocked Persons maintained by the United States Office of Foreign Assets Control ("**OFAC**"); and (iv) the Investor is not a senior foreign political figure, or any immediate family member or close associate of a senior foreign political figure.

l.   If the Investor is an individual retirement account, qualified pension, profit sharing or other retirement plan, or governmental plans or units (all such entities are herein referred to as a "**Retirement Trust**"), the Investor represents that the investment in the Company by the Retirement Trust has been authorized by the appropriate person or persons and that the Retirement Trust has consulted its counsel with respect to such investment and the Investor represents that it has not relied on any advice of the Company or its affiliates in making its decision to invest in the Company.

m.   Neither the execution and delivery of this Agreement nor the fulfillment of or compliance with the terms and provisions hereof, will conflict with, or result in a breach or violation of any of the terms, conditions or provisions of, or constitute a default under, any contract, agreement, mortgage, indenture, lease, instrument, order, judgment, statute, law, rule or regulation to which Investor is subject.

n.   Investor has all requisite power and authority to (i) execute and deliver this Agreement, and (ii) to carry out and perform its obligations under the terms of this Agreement. This Agreement has been duly authorized, executed and delivered and constitutes the legal, valid and binding obligation of Investor, enforceable in accordance with its terms, except as such enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium, or other laws relating to or affecting the enforcement of creditors' rights generally in effect from time to time and by general principles of equity.

o.   Investor acknowledges and agrees that there is no ready public market for the Interests and that there is no guarantee that a market for their resale will ever exist. The Company has no obligation to list any of the Interests on any market or take any steps (including registration under the Securities Act or the Securities Exchange Act of 1934, as amended (the "**Exchange Act**") with respect to facilitating trading or resale of the Interests. Investor must bear the economic risk of this investment indefinitely and Investor acknowledges that Investor is able to bear the economic risk of losing Investor's entire investment in the Interests. Investor also understands that an investment in the Company involves significant risks and has taken full cognizance of and understands all of the risk factors relating to the purchase of Interests.

p.   Investor represents and warrants that the Investor is either:

(i)   Purchasing the Interests with funds that constitute the assets of one or more of the following: (a) an "employee benefit plan" as defined in Section 3(3) of the U.S. Employee Retirement Income Security Act of 1974, as amended ("**ERISA**"), that is subject to Title I of ERISA; or (b) an "employee benefit plan" as defined in Section 3(3) of ERISA that is not subject to either Title I of ERISA or Section 4975 of the Internal Revenue Code of 1986, as amended (the "**Code**") (including a governmental plan, non-electing church plan or foreign plan). The Investor hereby represents and warrants that (a) its investment in the Company: (i) does not violate and is not otherwise inconsistent with the terms of any legal document constituting or governing the employee benefit plan; (ii) has been duly authorized and approved by all necessary parties; and (iii) is in compliance with all applicable laws, and (b) neither the Company nor any person who manages the assets of the Company will be subject to any laws, rules or regulations applicable to such Investor solely as a result of the investment in the Company by such Investor; (c) a plan that is subject to Section 4975 of the Code; (d) an entity (including, if applicable, an insurance company general account) whose underlying assets include "plan assets" of one or more "employee benefit plans" that are subject to Title I of ERISA or "plans" that are subject to Section 4975 of the Code by reason of the investment in such entity, directly or indirectly, by such employee benefit plans or plans; or (e) an entity that (i) is a group trust within the meaning of Revenue Ruling 81-100, a common or collective trust fund of a bank or an insurance company separate account and (ii) is subject to Title I of ERISA, Section 4975 of the Code or both; or will be subject to any laws, rules or regulations applicable to such Investor solely as a result of the investment in the Company by such Investor; (c) a plan that is subject to Section 4975 of the Code; (d) an entity (including, if applicable, an insurance company general account) whose underlying assets include "plan assets" of one or more "employee benefit plans" that are subject to Title I of ERISA or "plans" that are subject to Section 4975 of the Code by reason of the investment in such entity, directly or indirectly, by such employee benefit plans or plans; or (e) an entity that (i) is a group trust within the meaning of Revenue Ruling 81-100, a common or collective trust fund of a bank or an insurance company separate account and (ii) is subject to Title I of ERISA, Section 4975 of the Code or both; or

(ii)   Not purchasing the Interests with funds that constitute the assets of any of the entities or plans described in this Section 4(p).

q.   Investor has accurately answered all questions on and completed the signature page hereto and each other schedule and exhibit attached hereto, which are made a part hereof by reference.

5.   It is understood that this subscription is irrevocable by Investor but is not binding on the Company until accepted by the Company by signature of its authorized representative on the acceptance page hereto. The Company may accept or reject this subscription in whole or in part. In the event of rejection of this subscription in its entirety, or in the event the sale of the Interests (or any portion thereof) to Investor is not consummated for any reason, this Agreement shall have no force or effect with respect to the rejected subscription (or portion thereof), which shall remain in force and effect.

6.   The Company reserves the right to request such information as is necessary to verify the identity of the Investor. The Investor shall promptly on demand provide such information and execute and deliver such documents as the Company may request to verify the accuracy of the Investor's representations and warranties herein or to comply with the USA PATRIOT Act of 2001, as amended (the "**Patriot Act**"), certain anti-money laundering laws or any other law or regulation to which the Company may be subject (the "**Relevant Legislation**"). In addition, by executing this Agreement the Investor authorizes the Company to provide the Company's legal counsel and any other appropriate third party with information regarding the Investor's account, until the authorization is revoked by the Investor in writing to the Company.

7.   The Company represents and warrants to the Investor that:

a.   The Company is duly formed and validly existing in good standing as a limited liability company under the laws of the State of Delaware and has all requisite power and authority to carry on its business as now conducted.

b.   The execution, delivery and performance by the Company of this Agreement have been authorized by all necessary action on behalf of the Company, and this Agreement is a legal, valid and binding agreement of the Company, enforceable against the Company in accordance with its terms. The Interests, when so issued, sold and delivered against payment therefor in accordance with the provisions of this Agreement, will be duly and validly issued, fully paid and non-assessable.

8.   Notwithstanding anything contained in this Agreement, Investor is not being asked to waive and is not waiving any right to bring a claim against the Company under the Securities Act; however, the Company may rely on the representations contained in this Agreement in defense of such claims, if applicable.

9.   Investor has had an opportunity to review the company agreement of the Company dated August 12, 2025 (the "**Company Agreement**") and by executing this Agreement, Investor's execution of this Agreement will also serve as Investor's execution and joinder of the Company Agreement, effective upon acceptance of this subscription by the Company, including the power of attorney included with the Company Agreement. Any power of attorney of the Investor granted in favor of the Manager contained in

the Company Agreement has been executed by the Investor in compliance with the laws of the state, province or jurisdiction in which such agreements were executed.

10. Miscellaneous.

a. All pronouns and any variations thereof shall be deemed to refer to the masculine, feminine, neuter, singular or plural, as the identity of the person or persons or entity or entities may require.

b. This Agreement is not transferable or assignable by Investor without the prior written consent of the Company.

c. The representations, warranties and agreements contained herein shall be deemed to be made by and be binding upon Investor and its heirs, executors, administrators and successors and shall inure to the benefit of the Company and its successors and assigns.

d. None of the provisions of this Agreement may be waived, changed or terminated orally or otherwise, except as specifically set forth herein or except by a writing signed by the Company and Investor.

e. The invalidity, illegality, or unenforceability of one or more of the provisions of this Agreement in any jurisdiction shall not affect the validity, legality, or enforceability of the remainder of this Agreement in such jurisdiction or the validity, legality or enforceability of this Agreement, including any such provision, in any other jurisdiction, it being intended that all rights and obligations of the parties hereunder shall be enforceable to the fullest extent permitted by law.

f. This Agreement and the Company Agreement constitutes the entire agreement between the Investor and the Company with respect to the subject matter hereof and supersedes all prior oral or written agreements and understandings, if any, relating to the subject matter hereof.

g. The terms and provisions of this Agreement are intended solely for the benefit of each party hereto and their respective successors and assigns, and it is not the intention of the parties to confer, and no provision hereof shall confer third-party beneficiary rights upon any other person.

h. This Agreement may be executed in any number of counterparts, each of which will be deemed an original, but all of which together will constitute one and the same instrument.

i. No failure or delay by any party in exercising any right, power or privilege under this Agreement shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right, power or privilege. The rights and remedies herein provided shall be cumulative and not exclusive of any rights or remedies provided by law.

j. Notice, requests, demands and other communications relating to this Agreement and the transactions contemplated herein shall be in writing and shall be deemed to have been duly given if and when (a) delivered personally, on the date of such delivery; or (b) mailed by registered or certified mail, postage prepaid, return receipt requested, on the third day after the posting thereof; or (c) emailed, telecopied or cabled, on the date of such delivery to the respective parties at the addresses set forth on the signature page hereto with respect to the Investor and above with respect to the Company. The Company will not accept notice by email or other electronic communication.

k. THE COMPANY WILL NOT BE LIABLE TO INVESTOR FOR ANY LOST PROFITS OR SPECIAL, CONSEQUENTIAL, OR PUNITIVE DAMAGES, EVEN IF INVESTOR TELLS THE COMPANY IT MIGHT INCUR THOSE DAMAGES.

l.   Investor agrees that the Company may deliver all notices, tax reports and other documents and information to Investor by email or another electronic delivery method chosen by the Company. Investor agrees to tell the Company right away if Investor changes its email address or home mailing address so the Company can send information to the new address.

m.   Each of the parties hereto agrees that the transaction consisting of this Agreement (and, to the extent permitted under applicable law, each related agreement) may be conducted by electronic means. Each party agrees, and acknowledges that it is such party's intent, that if such party signs this Agreement (or, if applicable, related agreement) using an electronic signature, it is signing, adopting, and accepting this Agreement or such closing document and that signing this Agreement or such related agreement using an electronic signature is the legal equivalent of having placed its handwritten signature on this Agreement or such related agreement on paper. The use of electronic signatures and electronic records (including, without limitation, any contract or other record created, generated, sent, communicated, received, or stored by electronic means) shall be of the same legal effect, validity and enforceability as a manually executed signature or use of a paper-based record-keeping system to the fullest extent permitted by applicable law, including the Federal Electronic Signatures in Global and National Commerce Act and any other applicable law, including, without limitation, any state law based on the Uniform Electronic Transactions Act.

n.   **NOTICE OF DISPUTE RESOLUTION BY BINDING ARBITRATION AND CLASS ACTION/CLASS ARBITRATION WAIVER.**

(i)   IMPORTANT: PLEASE READ CAREFULLY. THE FOLLOWING PROVISION ("**ARBITRATION PROVISION**") CONSTITUTES A BINDING AGREEMENT THAT LIMITS CERTAIN RIGHTS, INCLUDING YOUR RIGHT TO OBTAIN RELIEF OR DAMAGES THROUGH COURT ACTION OR AS A MEMBER OF A CLASS. THAT MEANS THAT, IN THE EVENT THAT YOU HAVE A COMPLAINT AGAINST THE COMPAY THAT THE COMPANY IS UNABLE TO RESOLVE TO YOUR SATISFACTION AND THAT CANNOT BE RESOLVED THROUGH MEDIATION, YOU AND THE COMPANY AGREE TO RESOLVE YOUR DISPUTE THROUGH BINDING ARBITRATION, INSTEAD OF THROUGH COURTS OF GENERAL JURISDICTION OR THROUGH A CLASS ACTION. BY ENTERING INTO THIS AGREEMENT, YOU AND THE COMPANY ARE EACH WAIVING THE RIGHT TO A TRIAL BY JURY AND TO PARTICIPATE IN ANY CLASS ACTION. THE ARBITRATION PROVISION AND THE WAIVER OF THE RIGHT TO A JURY TRIAL AND CLASS ACTION IS NOT INTENDED TO BE DEEMED A WAIVER BY YOU OF OUR COMPLIANCE WITH THE EXCHANGE ACT AND SECURITIES ACT AND THE RULES AND REGULATIONS PROMULGATED THEREUNDER.

(ii)   "**Claim**" shall mean any dispute or controversy arising out of or relating to this Agreement and/or the transactions, activities, or relationships that involve, lead to, or result from the foregoing. Claims include, but are not limited to, breach of contract, fraud, misrepresentation, express or implied warranty, and equitable, injunctive, or declaratory relief. Claims include matters arising as initial claims, counter-claims, cross-claims, third-party claims, or otherwise and include those brought by or against your assigns, heirs, or beneficiaries.

(iii)   If a Claim arises and such Claim cannot be settled through direct discussions, the parties hereto agree to endeavor first to settle the dispute by mediation administered by the American Arbitration Association (the "**AAA**") under its Commercial Mediation Procedures before resorting to arbitration pursuant to this Section.

(iv)   Any unresolved Claim shall be settled by binding arbitration as the sole and exclusive forum and remedy for resolution of a Claim between you and the Company. The Party initiating arbitration shall do so with the AAA. The procedure shall be governed by the AAA Commercial Arbitration Rules, and the parties stipulate that the laws of the State of Wyoming shall apply, without regard to conflict-of-law principles. In the case of a conflict between the rules and policies of the administrator and this Arbitration Provision, this Arbitration Provision shall control, subject to controlling law, unless all parties to the arbitration consent to have the rules and policies of the administrator apply. Arbitration shall take place in the county of the principal office of the Company or in such location as agreed upon by the parties. Each party will, upon written request of the other party, promptly provide the other with copies of all relevant documents. There shall be no other discovery allowed. Except as may be required by law, neither a party nor an arbitrator may disclose the existence, content, or results of any arbitration hereunder without the prior written consent of both parties.

(v)   Absent agreement among the parties, the presiding arbitrator shall determine how to allocate the fees and costs of arbitration among the parties according to the administrator's rules or in accordance with controlling law if contrary to those rules. Each party shall bear the expense of that party's attorneys, experts, and witnesses, regardless of which party prevails in the arbitration, unless controlling law provides a right for the prevailing party to recover fees and costs from the other party. Notwithstanding the foregoing, if the arbitrator determines that a Claim is frivolous or brought for an improper purpose (as measured by the standards set forth in Federal Rule of Civil Procedure 11(b)), the other party shall not be required to pay any fees or costs of the arbitration proceeding, and any previously paid fees or costs shall be reimbursed.

(vi)   If the amount in controversy exceeds $50,000, any party may appeal the arbitrator's award to a three-arbitrator panel within thirty (30) days of the final award. Additionally, in the event of such an appeal, any opposing party may cross-appeal within thirty (30) days after notice of the appeal. The three-arbitrator panel may consider all of the evidence and issue a new award, and the panel does not have to adopt or give any weight to the first arbitrator's findings of fact or conclusion. This is called "*de novo*" review. Costs and conduct of any appeal shall be governed by this Arbitration Provision and the administrator's rules, in the same way as the initial arbitration proceeding. Any award by the individual arbitrator that is not subject to appeal, and any panel award on appeal, shall be final and binding, except for any appeal right under the Federal Arbitration Act (the "**FAA**"), and may be entered as a judgment in any court of competent jurisdiction.

(vii)   The parties agree that this Arbitration Provision is made pursuant to a transaction between the parties that involves and affects interstate commerce and therefore shall be governed by and enforceable under the FAA. The arbitrator will apply substantive law consistent with the FAA and applicable statutes of limitations. The arbitrator may award damages or other types of relief permitted by the law of the State of Wyoming, subject to the limitations set forth in this Agreement. The arbitrator will not be bound by judicial rules of procedure and evidence that would apply in a court. The parties also agree that the proceedings shall be confidential to protect intellectual property rights.

(viii)   IF YOU DO NOT AGREE TO THE TERMS OF THIS ARBITRATION AGREEMENT, YOU MAY OPT OUT OF THIS ARBITRATION PROVISION BY SENDING AN ARBITRATION OPT-OUT NOTICE TO THE COMPANY THAT IS RECEIVED AT THE ABOVE ADDRESS WITHIN THIRTY (30) DAYS OF YOUR FIRST ELECTRONIC ACCEPTANCE OF THIS FORM. YOUR OPT-OUT NOTICE MUST CLEARLY STATE THAT YOU ARE REJECTING ARBITRATION; IDENTIFY THE AGREEMENT TO WHICH IT APPLIES BY DATE; PROVIDE YOUR NAME, ADDRESS, AND SOCIAL SECURITY NUMBER; AND BE SIGNED BY YOU. YOU MAY CONVEY THE OPT-OUT NOTICE BY U.S. MAIL OR ANY PRIVATE MAIL CARRIER (E.G. FEDERAL EXPRESS, UNITED PARCEL SERVICE, DHL EXPRESS, ETC.), SO LONG AS IT IS RECEIVED AT THE ABOVE MAILING ADDRESS WITHIN THIRTY (30) DAYS OF YOUR FIRST ELECTRONIC ACCEPTANCE OF THE TERMS OF THIS AGREEMENT. IF THE NOTICE IS SENT BY A THIRD PARTY, SUCH THIRD PARTY MUST INCLUDE EVIDENCE OF HIS OR HER LEGAL AUTHORITY TO SUBMIT THE OPT-OUT NOTICE ON YOUR BEHALF. IF YOUR OPT-OUT NOTICE IS NOT RECEIVED WITHIN THIRTY (30) DAYS FROM THE DATE YOU SIGN THIS AGREEMENT, YOU WILL BE DEEMED TO HAVE ACCEPTED ALL TERMS OF THIS ARBITRATION AGREEMENT.

(ix)   NO ARBITRATION SHALL PROCEED ON A CLASS, REPRESENTATIVE, OR COLLECTIVE BASIS (INCLUDING AS PRIVATE ATTORNEY GENERAL ON BEHALF OF

OTHERS), EVEN IF THE CLAIM OR CLAIMS THAT ARE THE SUBJECT OF THE ARBITRATION HAD PREVIOUSLY BEEN ASSERTED (OR COULD HAVE BEEN ASSERTED) IN A COURT AS CLASS REPRESENTATIVE, OR COLLECTIVE ACTIONS IN A COURT. *UNLESS CONSENTED TO IN WRITING BY ALL PARTIES TO THE ARBITRATION, NO PARTY TO THE ARBITRATION MAY JOIN, CONSOLIDATE, OR OTHERWISE BRING CLAIMS FOR OR ON BEHALF OF TWO OR MORE INDIVIDUALS OR UNRELATED CORPORATE ENTITIES IN THE SAME ARBITRATION.*

(x)   This Arbitration Provision shall survive (i) suspension, termination, revocation, closure, termination, or amendments to this Agreement and the relationship of the parties; (ii) the bankruptcy or insolvency of any party or other person; and (iii) any transfer of any Interests. If any portion of this Arbitration Provision other than the prohibitions on class arbitration in this Section is deemed invalid or unenforceable under any law or statute consistent with the FAA, it shall not invalidate the other provisions of this Arbitration Provision or this Agreement; if the prohibition on class arbitration is deemed invalid, however, then this entire Arbitration Provision shall be null and void

o.   The interpretation, performance and enforcement of this Agreement shall be governed by the laws of the State of Delaware as applied to contracts executed in and performed wholly within the State of Delaware, without reference to principles of conflict of laws.

[**SIGNATURE PAGE FOLLOWS**]

United States Tungsten

SUBSCRIPTION AGREEMENT SIGNATURE PAGE

The undersigned, desiring to purchase Class B Units of United States Tungsten by executing this signature page, hereby executes, adopts and agrees to all terms, conditions and representations of the Subscription Agreement.

The Securities being subscribed for will be owned by, and should be recorded on the Corporation's books as follows:

Full legal name of Subscriber (including middle name(s), for individuals):

(Name of Subscriber)

By:
(Authorized Signature)

(Official Capacity or Title, if the Subscriber is not an individual)

(Name of individual whose signature appears above if different than the name of the Subscriber printed above.)

(Subscriber's Residential Address, including Province/State and Postal/Zip Code)

Taxpayer Identification Number

(Telephone Number)

(Offline Investor)
(E-Mail Address)

Number of securities: **Class B Units**
Aggregate Subscription Price: **$0.00 USD**

TYPE OF OWNERSHIP:

If the Subscriber is individual: If the Subscriber is not an individual:

☐ Individual

☐ Joint Tenant

☐ Tenants in Common

☐ Community Property

If interests are to be jointly held:

Name of the Joint Subscriber:

Social Security Number of the Joint Subscriber:

Check this box if the securities will be held in a custodial account: ☐

Type of account:

EIN of account:

Address of account provider:

ACCEPTANCE

The Corporation hereby accepts the subscription as set forth above on the terms and conditions contained in this Subscription Agreement.

Dated as of

United States Tungsten

By:

Authorized Signing Officer

**CANADIAN ACCREDITED INVESTOR CERTIFICATE**

TO: United States Tungsten (the "**Corporation**")

The Investor hereby represents, warrants and certifies to the Corporation that the undersigned is an "Accredited Investor" as defined in Section 1.1 of National Instrument 45-106. The Investor has indicated below the criteria which the Investor satisfies in order to qualify as an "Accredited Investor".

The Investor understands that the Corporation and its counsel are relying upon this information in determining to sell securities to the undersigned in a manner exempt from the prospectus and registration requirements of applicable securities laws.

The categories listed herein contain certain specifically defined terms. If you are unsure as to the meanings of those terms, or are unsure as to the applicability of any category below, please contact your legal advisor before completing this certificate.

In connection with the purchase by the undersigned Subscriber of the Purchased Class B Units, the Subscriber hereby represents, warrants, covenants and certifies to the Corporation (and acknowledges that the Corporation and its counsel are relying thereon) that:

a. the Subscriber is, and at the Closing Time, will be, an "accredited investor" within the meaning of NI 45-106 or Section 73.3 of the Securities Act (Ontario), as applicable, on the basis that the undersigned fits within one of the categories of an "accredited investor" reproduced below beside which the undersigned has indicated the undersigned belongs to such category;

b. the Subscriber was not created or is not used, solely to purchase or hold securities as an accredited investor as described in paragraph (m) below; and

c. upon execution of this Schedule B by the Subscriber, including, if applicable, Appendix 1 to this Schedule B, this Schedule B shall be incorporated into and form a part of the Subscription Agreement.

(PLEASE CHECK THE BOX OF THE APPLICABLE CATEGORY OF ACCREDITED INVESTOR)

☐ (a) a Canadian financial institution, or a Schedule III bank;

☐ (b) the Business Development Bank of Canada incorporated under the Business Development Bank of Canada Act (Canada);

☐ (c) a subsidiary of any Person referred to in paragraphs (a) or (b), if the Person owns all of the voting securities of the subsidiary, except the voting securities required by law to be owned by directors of that subsidiary;

☐ (d) a Person registered under the securities legislation of a jurisdiction of Canada as an adviser or dealer, other than a Person registered solely as a limited market dealer under one or both of the Securities Act (Ontario) or the Securities Act (Newfoundland and Labrador);

☐ (e) an individual registered under the securities legislation of a jurisdiction of Canada as a representative of a Person referred to in paragraph (d);

☐ (e.1) an individual formerly registered under the securities legislation of a jurisdiction of Canada, other than an individual formerly registered solely as a representative of a limited market dealer under one or both of the Securities Act (Ontario) or the Securities Act (Newfoundland and Labrador);

☐ (f) the Government of Canada or a jurisdiction of Canada, or any crown corporation, agency or wholly owned entity of the Government of Canada or a jurisdiction of Canada;

☐ (g) a municipality, public board or commission in Canada and a metropolitan community, school board, the Comité de gestion de la taxe scolaire de l'île de Montréal or an intermunicipal management board in Québec;

☐ (h) any national, federal, state, provincial, territorial or municipal government of or in any foreign jurisdiction, or any agency of that government;

☐ (i) a pension fund that is regulated by either the Office of the Superintendent of Financial Institutions (Canada) or a pension commission or similar regulatory authority of a jurisdiction of Canada;

☐ (j) an individual who, either alone or with a spouse, beneficially owns financial assets having an aggregate realizable value that before taxes, but net of any related liabilities, exceeds CAD$1,000,000;

☐ (j.1) an individual who beneficially owns financial assets having an aggregate realizable value that, before taxes but net of any related liabilities, exceeds CAD$5,000,000;

☐ (k.1) an individual whose net income before taxes exceeded CAD$200,000 in each of the two most recent calendar years or whose net income before taxes combined with that of a spouse exceeded CAD$300,000 in each of the two most recent calendar years and who, in either case, reasonably expects to exceed that net income level in the current calendar year;

☐ (k.2) Net income before taxes combined with your spouse's was more than CAD $300,000 in each of the 2 most recent calendar years, and their combined net income before taxes is expected to be more than CAD $300,000 in the current calendar year

☐ (l) an individual who, either alone or with a spouse, has net assets of at least CAD$5,000,000;

☐ (m) a Person, other than an individual or investment fund, that has net assets of at least CAD$5,000,000 as shown on its most recently prepared financial statements and that has not been created or used solely to purchase or hold securities as an accredited investor;

☐ (n) an investment fund that distributes or has distributed its securities only to (i) a Person that is or was an accredited investor at the time of the distribution, (ii) a Person that acquires or acquired securities in the circumstances referred to in sections 2.10 (Minimum amount investment) and 2.19 (Additional investment in investment funds) of NI 45-106, or (iii) a Person described in paragraph (i) or (ii) that acquires or acquired securities under section 2.18 (Investment fund reinvestment) of NI 45-106;

☐ (o) an investment fund that distributes or has distributed securities under a prospectus in a jurisdiction of Canada for which the regulator or, in Québec, the securities regulatory authority, has issued a receipt;

☐ (p) a trust company or trust corporation registered or authorized to carry on business under the Trust and Loan Companies Act (Canada) or under comparable legislation in a jurisdiction of Canada or a foreign jurisdiction, acting on behalf of a fully managed account managed by the trust company or trust corporation, as the case may be;

☐ (q) a Person acting on behalf of a fully managed account managed by that Person, if that Person (i) is registered or authorized to carry on business as an adviser or the equivalent under the securities legislation of a jurisdiction of Canada or a foreign jurisdiction, and (ii) in Ontario, is purchasing a security that is not a security of an investment fund;

☐ (r) a registered charity under the Income Tax Act (Canada) that, in regard to the trade, has obtained advice from an eligibility adviser or an adviser registered under the securities legislation of the jurisdiction of the registered charity to give advice on the securities being traded;

☐ (s) an entity organized in a foreign jurisdiction that is analogous to any of the entities referred to in paragraphs (a) to (d) or paragraph (i) in form and function;

☐ (t) a Person in respect of which all of the owners of interests, direct, indirect or beneficial, except the voting securities required by law to be owned by directors, are Persons that are accredited investors;

☐ (u) an investment fund that is advised by a Person registered as an adviser or a Person that is exempt from registration as an adviser;

☐ (v) a Person that is recognized or designated by the securities regulatory authority or, except in Ontario and Québec, the regulator as (i) an accredited investor, or (ii) an exempt purchaser in Alberta or Ontario; or

☐ (w) a trust established by an accredited investor for the benefit of the accredited investor's family members of which a majority of the trustees are accredited investors and all of the beneficiaries are the accredited investor's spouse, a former spouse of the accredited investor or a parent, grandparent, brother, sister, child or grandchild of that accredited investor, of that accredited investor's spouse or of that accredited investor's former spouse.

☐   (x)   in Ontario, such other persons or companies as may be prescribed by the regulations under the Securities Act (Ontario).

The statements made in this Form are true and accurate as of the date hereof.

DATED:

INVESTOR: (Print Full Name of Entity or Individual)

By:

(Signature)

Name:

(If signing on behalf of entity)

Title:

(If signing on behalf of entity)

Definitions for Accredited Investor Certificate

As used in the Accredited Investor Certificate, the following terms have the meanings set out below:

a. "**Canadian financial institution**" means (i) an association governed by the *Cooperative Credit Associations Act* (Canada) or a central cooperative credit society for which an order has been made under section 473(1) of that Act, or (ii) a bank, loan corporation, trust company, trust corporation, insurance company, treasury branch, credit union, caisse populaire, financial services cooperative, or league that, in each case, is authorized by an enactment of Canada or a jurisdiction of Canada to carry on business in Canada or a jurisdiction of Canada;

b. "**entity**" means a company, syndicate, partnership, trust or unincorporated organization;

c. "**financial assets**" means cash, securities, or any a contract of insurance, a deposit or an evidence of a deposit that is not a security for the purposes of securities legislation;

d. "**fully managed account**" means an account of a client for which a Person makes the investment decisions if that Person has full discretion to trade in securities for the account without requiring the client's express consent to a transaction;

e. "**investment fund**" means a mutual fund or a non-redeemable investment fund, and, for greater certainty in Ontario, includes an employee venture capital corporation that does not have a restricted constitution, and is registered under Part 2 of the *Employee Investment Act* (British Columbia), R.S.B.C. 1996 c. 112, and whose business objective is making multiple investments and a venture capital corporation registered under Part 1 of the *Small Business Venture Capital Act* (British Columbia), R.S.B.C. 1996 c. 429 whose business objective is making multiple investments;

f. "**mutual fund**" means an issuer whose primary purpose is to invest money provided by its security holders and whose securities entitle the holder to receive on demand, or within a specified period after demand, an amount computed by reference to the value of a proportionate interest in the whole or in part of the net assets, including a separate fund or trust account, of the issuer;

g. "**non-redeemable investment fund**" means an issuer,
   A. whose primary purpose is to invest money provided by its securityholders,
   B. that does not invest,
      i. for the purpose of exercising or seeking to exercise control of an issuer, other than an issuer that is a mutual fund or a non-redeemable investment fund, or
      ii. for the purpose of being actively involved in the management of any issuer in which it invests, other than an issuer that is a mutual fund or a non-redeemable investment fund, and
   C. that is not a mutual fund;

h. "**related liabilities**" means liabilities incurred or assumed for the purpose of financing the acquisition or ownership of financial assets and liabilities that are secured by financial assets;

i. "**Schedule III bank**" means an authorized foreign bank named in Schedule III of the Bank Act (Canada);

j. "**spouse**" means an individual who (i) is married to another individual and is not living separate and apart within the meaning of the Divorce Act (Canada), from the other individual, (ii) is living with another individual in a marriage-like relationship, including a marriage-like relationship between individuals of the same gender, or (iii) in Alberta, is an individual referred to in paragraph (i) or (ii), or is an adult interdependent partner within the meaning of the Adult Interdependent Relationships Act (Alberta); and

k. "**subsidiary**" means an issuer that is controlled directly or indirectly by another issuer and includes a subsidiary of that subsidiary.

In NI 45-106 a Person or company is an affiliate of another Person or company if one of them is a subsidiary of the other, or if each of them is controlled by the same Person.

In NI 45-106 a Person (first Person) is considered to control another Person (second Person) if (a) the first Person, directly or indirectly, beneficially owns or exercises control or direction over securities of the second Person carrying votes which, if exercised, would entitle the first Person to elect a majority of the directors of the second Person, unless that first Person holds the voting securities only to secure an obligation, (b) the second Person is a partnership, other than a limited partnership, and the first Person holds more than 50% of the interests of the partnership, or (c) the second Person is a limited partnership and the general partner of the limited partnership is the first Person.

RISK ACKNOWLEDGEMENT FORM (FORM 45-106F9)

Form for <u>Individual</u> Accredited Investors

WARNING! This investment is risky. Do not invest unless you can afford to lose all the money you pay for this investment.

Section 1 – TO BE COMPLETED BY THE ISSUER OR SELLING SECURITY HOLDER	
1. About your investment	
Type of Securities: Class B Units	Issuer: United States Tungsten (the "Issuer")
Purchased from: The Issuer	
Sections 2 to 4 – TO BE COMPLETED BY THE PURCHASER	

2. Risk acknowledgement	
This investment is risky. Initial that you understand that:	**Your Initials**
Risk of loss – You could lose your entire investment of $	
Liquidity risk – You may not be able to sell your investment quickly – or at all.	
Lack of information – You may receive little or no information about your investment.	
Lack of advice – You will not receive advice from the salesperson about whether this investment is suitable for you unless the salesperson is registered. The salesperson is the person who meets with, or provides information to, you about making this investment. To check whether the salesperson is registered, go to www.aretheyregistered.ca.	

3. Accredited investor status	
You must meet at least one of the following criteria to be able to make this investment. Initial the statement that applies to you. (You may initial more than one statement.) The person identified in section 6 is responsible for ensuring that you meet the definition of accredited investor. That person, or the salesperson identified in section 5, can help you if you have questions about whether you meet these criteria.	**Your Initials**
• Your net income before taxes was more than CAD$200,000 in each of the 2 most recent calendar years, and you expect it to be more than CAD$200,000 in the current calendar year. (You can find your net income before taxes on your personal income tax return.)	
• Your net income before taxes combined with your spouse's was more than $300,000 in each of the 2 most recent calendar years, and you expect your combined net income before taxes to be more than CAD$300,000 in the current calendar year.	
• Either alone or with your spouse, you own more than CAD$1 million in cash and securities, after subtracting any debt related to the cash and securities.	
• Either alone or with your spouse, you have net assets worth more than CAD$5 million. (Your net assets are your total assets (including real estate) minus your total debt.)	

4. Your name and signature
By signing this form, you confirm that you have read this form and you understand the risks of making this investment as identified in this form.
First and Last Name (please print):
Signature:
Date:
Section 5 – TO BE COMPLETED BY THE SALESPERSON
5. Salesperson information
First and Last Name of Salesperson (please print):

Telephone:	Email:
Name of Firm (if registered):	

Section 6 – TO BE COMPLETED BY THE ISSUER OR SELLING SECURITY HOLDER
6. For more information about this investment
For more information about this investment / the Issuer: Company Name: **United States Tungsten** Address: , , , Contact: Email: Telephone: **For more information about prospectus exemptions, contact your local securities regulator. You can find contact information at www.securities-administrators.ca.**

U.S. INVESTOR QUESTIONNAIRE

EITHER (i) The undersigned is an accredited investor (as that term is defined in Regulation D under the Securities Act because the undersigned meets the criteria set forth in the following paragraph(s) of the U.S Investor Questionnaire attached hereto): ☐

OR (ii) The aggregate subscription price of 0.00 USD (together with any previous investments in the Securities pursuant to this offering) does not exceed the Investor's limit of 0.00 in this offering, not the Investor's total limit for investment in offerings under rule Section 4(a)(6) of the Securities Act of 1933, as amended, being Regulation CF in the last 12 months.

Aggregate subscription price invested in this offering: 0.00 USD

The Investor either has ☐ or has not ☐ invested in offerings under Section 4(a)(6) of the Securities Act of 1933, as amended, being Regulation CF in the last 12 months prior to this offering. If yes, the total amount the Investor has invested in offerings under Section 4(a)(6) of the Securities Act of 1933, as amended, being Regulation CF in the last 12 months prior to this offering is: USD

The Investor's investment limit for this offering is: 0.00USD

The Investor's investment limit for all offerings under Section 4(a)(6) of the Securities Act of 1933, as amended, being Regulation CF in the last 12 months, including this offering is: 0.00USD

The Investor's net worth (if not an accredited investor): USD

The Investor's income (if not an accredited investor): USD

If selected (i) above, the Investor hereby represents and warrants that that the Investor is an Accredited Investor, as defined by Rule 501 of Regulation D under the Securities Act of 1933, and Investor meets at least one (1) of the following criteria (initial all that apply) or that Investor is an unaccredited investor and meets none of the following criteria (initial as applicable):

☐ A bank, as defined in Section 3(a)(2) of the U.S. Securities Act;

a savings and loan association or other institution as defined in Section 3(a)(5)(A) of the U.S. Securities Act, whether acting in its individual or fiduciary capacity;

a broker or dealer registered pursuant to Section 15 of the United States Securities Exchange Act of 1934; An insurance company as defined in Section 2(a)(13) of the U.S. Securities Act; An investment company registered under the United States Investment Company Act of 1940; or A business development company as defined in Section 2(a)(48) of that Act; a Small Business Investment Company licensed by the U.S. Small Business Administration under Section 301 (c) or (d) of the United States Small Business Investment Act of 1958;A plan established and maintained by a state, its political subdivisions or any agency or instrumentality of a state or its political subdivisions, for the benefit of its employees, if such plan has total assets in excess of US$5,000,000; or an employee benefit plan within the meaning of the United States Employee Retirement Income Security Act of 1974, as amended, in which the investment decision is made by a plan fiduciary, as defined in Section 3(21) of such Act, which is either a bank, savings and loan association, insurance company or registered investment adviser, or an employee benefit plan with total assets in excess of U.S. $5,000,000 or, if a self directed plan, with investment decisions made solely by persons that are Accredited Investors;

☐ A private business development company as defined in Section 202(a)(22) of the Investment Advisers Act of 1940;

☐ The Investor is either (i) a corporation, (ii) an organization described in Section 501(c)(3) of the Internal Revenue Code, (iii) a trust, or (iv) a partnership, in each case not formed for the specific purpose of acquiring the securities offered, and in each case with total assets in excess of US$5,000,000;

☐ a director, executive officer or general partner of the issuer of the securities being offered or sold, or any director, executive officer, or general partner of a general partner of that issuer;

☐ The Investor is a natural person (individual) whose own net worth, taken together with the net worth of the Investor’s spouse or spousal equivalent, exceeds US$1,000,000, excluding equity in the Investor’s principal residence unless the net effect of his or her mortgage results in negative equity, the Investor should include any negative effects in calculating his or her net worth;

☐ The Investor is a natural person (individual) who had an individual income in excess of US$200,000 (or joint income with the Investor spouse or spousal equivalent in excess of US$300,000) in each of the two previous years and who reasonably expects a gross income of the same this year;

☐ A trust, with total assets in excess of US$5,000,000, not formed for the specific purpose of acquiring the securities offered, whose purchase is directed by a sophisticated person as described in Rule 506(b)(2)(ii) of the U.S. Securities Act;

☐ The Investor is an entity as to which all the equity owners are Accredited Investors. If this paragraph is initialed, the Investor represents and warrants that the Investor has verified all such equity owners' status as an Accredited Investor.

☐ a natural person who holds one of the following licenses in good standing: General Securities Representative license (Series 7), the Private Securities Offerings Representative license (Series 82), or the Investment Adviser Representative license (Series 65);

☐ An investment adviser registered pursuant to Section 203 of the Investment Advisers Act of 1940 or registered pursuant to the laws of a state; or

☐ An investment adviser relying on the exemption from registering with tthe SEC under Section 203(l) or (m) of the Investment Advisers Act of 1940; or

☐ A rural business investment company as defined in Section 384A of the Consolidated Farm and Rural Development Act;

☐ An entity, of a type not listed herein, not formed for the specific purpose of acquiring the securities offered, owning investments in excess of $5,000,000;

☐ A "family office," as defined in Rule 202(a)(11)(G)-1 under the Investment Advisers Act of 1940 (17 CFR 275.202(a)(11)(G)-1):
(i) With assets under management in excess of $5,000,000,
(ii) That is not formed for the specific purpose of acquiring the securities offered, and
(iii) Whose prospective investment is directed by a person who has such knowledge and experience in financial and business matters that such family office is capable of evaluating the merits and risks of the prospective investment;

☐ A "family client," as defined in rule 202(a)(11)(G)-1 under the Investment Advisers Act of 1940 (17 CFR 275.202(a)(11)(G)-1)), of a family office meeting the requirements in category 23 above and whose prospective investment in the issuer is directed by such family office as referenced above;

☐ A natural person who is a "knowledgeable employee," as defined in rule 3c-5(a)(4) under the Investment Company Act of 1940 (17 CFR 270.3c-5(a)(4)), of the issuer of the securities being offered or sold where the issuer would be an investment company, as defined in Section 3 of such Act, but for the exclusion provided by either Section 3(c)(1) or Section 3(c)(7) of such Act;

☐ A corporation, Massachusetts or similar business trust, limited liability company or partnership, not formed for the specific purpose of acquiring the securities, with total assets of more than US$5 million; or

☐ The Investor is not an Accredited Investor and does not meet any of the above criteria.

DATED:

INVESTOR: (Print Full Name of Entity or Individual)

                                                       By:

                                                          (Signature)

                                                       Name:

                                                       (If signing on behalf of entity)

                                                       Title:

                                                       (If signing on behalf of entity)

**INTERNATIONAL INVESTOR CERTIFICATE**

**FOR SUBSCRIBERS RESIDENT OUTSIDE OF CANADA AND THE UNITED STATES**

TO: **United States Tungsten** (the "**Corporation**")

The undersigned (the **"Subscriber"**) represents covenants and certifies to the Corporation that:

i. the Subscriber (and if the Subscriber is acting as agent for a disclosed principal, such disclosed principal) is not resident in Canada or the United States or subject to applicable securities laws of Canada or the United States;

ii. the issuance of the securities in the capital of the Corporation under this agreement (the "**Securities**") by the Corporation to the Subscriber (or its disclosed principal, if any) may be effected by the Corporation without the necessity of the filing of any document with or obtaining any approval from or effecting any registration with any governmental entity or similar regulatory authority having jurisdiction over the Subscriber (or its disclosed principal, if any);

iii. the Subscriber is knowledgeable of, or has been independently advised as to, the applicable securities laws of the jurisdiction which would apply to this subscription, if there are any;

iv. the issuance of the Securities to the Subscriber (and if the Subscriber is acting as agent for a disclosed principal, such disclosed principal) complies with the requirements of all applicable laws in the jurisdiction of its residence;

v. the applicable securities laws do not require the Corporation to register the Securities, file a prospectus or similar document, or make any filings or disclosures or seek any approvals of any kind whatsoever from any regulatory authority of any kind whatsoever in the international jurisdiction;

vi. the purchase of the Securities by the Subscriber, and (if applicable) each disclosed beneficial subscriber, does not require the Corporation to become subject to regulation in the Subscriber's or disclosed beneficial subscriber's jurisdiction, nor does it require the Corporation to attorn to the jurisdiction of any governmental authority or regulator in such jurisdiction or require any translation of documents by the Corporation;

vii. the Subscriber will not sell, transfer or dispose of the Securities except in accordance with all applicable laws, including applicable securities laws of Canada and the United States, and the Subscriber acknowledges that the Corporation shall have no obligation to register any such purported sale, transfer or disposition which violates applicable Canadian or United States securities laws; and

viii. the Subscriber will provide such evidence of compliance with all such matters as the Corporation or its counsel may request.

The Subscriber acknowledges that the Corporation is relying on this certificate to determine the Subscriber's suitability as a purchaser of securities of the Corporation. The Subscriber agrees that the representations, covenants and certifications contained to this certificate shall survive any issuance of Securities and warrants of the Corporation to the Subscriber.

The statements made in this Form are true and accurate as of the date hereof.

DATED:

INVESTOR: (Print Full Name of Entity or Individual)

By:

(Signature)

Name:

(If signing on behalf of entity)

Title:

(If signing on behalf of entity)

AML Certificate

By executing this document, the client certifies the following:

If an Entity:
1. I am the of the Entity, and as such have knowledge of the matters certified to herein;

2. the Entity has not taken any steps to terminate its existence, to amalgamate, to continue into any other jurisdiction or to change its existence in any way and no proceedings have been commenced or threatened, or actions taken, or resolutions passed that could result in the Entity ceasing to exist;

3. the Entity is not insolvent and no acts or proceedings have been taken by or against the Entity or are pending in connection with the Entity, and the Entity is not in the course of, and has not received any notice or other communications, in each case, in respect of, any amalgamation, dissolution, liquidation, insolvency, bankruptcy or reorganization involving the Entity, or for the appointment of a receiver, administrator, administrative receiver, trustee or similar officer with respect to all or any of its assets or revenues or of any proceedings to cancel its certificate of incorporation or similar constating document or to otherwise terminate its existence or of any situation which, unless remedied, would result in such cancellation or termination;

4. the Entity has not failed to file such returns, pay such taxes, or take such steps as may constitute grounds for the cancellation or forfeiture of its certificate of incorporation or similar constating document;

5. **if required, the documents uploaded to the DealMaker portal** are true certified copies of the deed of trust, articles of incorporation or organization, bylaws and other constating documents of the Entity including copies of corporate resolutions or by-laws relating to the power to bind the Entity;

6. The Client is the following type of Entity:

7. The names and personal addresses as applicable for the entity in **Appendix 1** are accurate.

All subscribers:

DealMaker Account Number: (Offline Investor)

If I elect to submit my investment funds by an electronic payment option offered by DealMaker, I hereby agree to be bound by DealMaker's Electronic Payment Terms and Conditions (the "Electronic Payment Terms"). I acknowledge that the Electronic Payment Terms are subject to change from time to time without notice.
Notwithstanding anything to the contrary, an electronic payment made hereunder will constitute unconditional acceptance of the Electronic Payment Terms, and by use of the credit card or ACH/EFT payment option hereunder, I: (1) authorize the automatic processing of a charge to my credit card account or debit my bank account for any and all balances due and payable under this agreement; (2) acknowledge that there may be fees payable for processing my payment; (3) acknowledge and agree that I will not initiate a chargeback or reversal of funds on account of any issues that arise pursuant to this investment and I may be liable for any and all damages that could ensue as a result of any such chargebacks or reversals initiated by myself.

By submitting this payment, I hereby authorize DealMaker to charge my designated payment method for the investment amount indicated. I understand this investment is subject to the terms of the offering and its associated rules and investor protections. I understand it is not a purchase of goods or services. I acknowledge that this transactior is final, non-refundable unless otherwise stated or required, and represents an investment subject to risk, including loss. I confirm that I have reviewed all offering documents and agree not to dispute this charge with my bank or card issuer, so long as the transaction corresponds to the agreed terms and disclosures.

DATED:

INVESTOR: (Print Full Name of Investor)

By:

   (Signature)

Name of Signing Officer (if Entity):

Title of Signing Officer (if Entity):

Appendix 1 - Subscriber Information

For the Subscriber and Joint Holder (if applicable)

Name	Address	Date of Birth (if an Individual)	Taxpayer Identification Number

For a Corporation or entity other than a Trust (Insert names and addresses below or attach a list)

1. One Current control person of the Organization:

Name	Address	Date of Birth	Taxpayer Identification Number

2. Unless the entity is an Estate or Sole Proprietorship, list the Beneficial owners of, or those exercising direct or indirect control or direction over, more than 25% of the voting rights attached to the outstanding voting securities or the Organization:

Name	Address	Date of Birth	Taxpayer Identification Number

For a Trust (Insert names and addresses or attach a list)

1. Current trustees of the Organization:

Name	Address	Date of Birth	Taxpayer Identification Number

Self-Certification of Trustee

Instructions: This form is intended to be used by a trustee, representing a trust who is an investor in United States Tungsten's offering.

I certify that:

1. I, , am the trustee of the ("Trust") (the "**Trustee**")

2. On or about , on behalf of the Trust, the Trustee executed a subscription agreement to purchase securities in United States Tungsten's offering;

3. As the Trustee, I have the authority to execute all Trust powers. Among other things, the Trust allocates to the Trustee the power to invest Trust funds for the benefit of the Trust by purchasing securities in private or public companies, regardless of the suitability of the investment for the Trust ("**Trust Investment**").

4. With respect to Trust Investments, the Trustee is the only person required to execute subscription agreements to purchase securities.

I certify that the above information is accurate and truthful as of the date below.

Trustee Name: on behalf of

Signature of Client:

Date of Signature:

EXHIBIT I

Audited Financial Statements of the Company

United States Tungsten, LLC

(a Delaware Limited Liability Company)

Audited Financial Statements

For the year ended December 31, 2025

Financial Statements

United States Tungsten, LLC

Table of Contents




Independent Auditor's Report

April 29, 2026
To the Shareholders of United States Tungsten, LLC
Miami Beach, Florida

Report on the Audit of the Financial Statements

Opinion

We have audited the financial statements of United States Tungsten, LLC (the "Company"), which comprise the balance sheet as of December 31, 2025, and the related statements of income, changes in members' equity, and cash flows for the year then ended, and the related notes to the financial statements.

In our opinion, the accompanying financial statements present fairly, in all material respects, the financial position of United States Tungsten, LLC as of December 31, 2025, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

Basis for Opinion

We conducted our audit in accordance with auditing standards generally accepted in the United States of America (GAAS). Our responsibilities under those standards are further described in the *Auditor's Responsibilities for the Audit of the Financial Statements* section of our report. We are independent of United States Tungsten, LLC in accordance with the relevant ethical requirements relating to our audit and have fulfilled our other ethical responsibilities in accordance with these requirements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Responsibilities of Management for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company's ability to continue as a going concern for one year after the date the financial statements are issued.

Auditor's Responsibilities for the Audit of the Financial Statements

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor's report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with GAAS will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users made on the basis of these financial statements.

As part of an audit in accordance with GAAS, we:






- Exercise professional judgment and maintain professional skepticism throughout the audit.
- Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements.
- Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, no such opinion is expressed.
- Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as the overall presentation of the financial statements.
- Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company's ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control–related matters that we identified during the audit.

Alice·CPA LLC

Alice.CPA LLC
Robbinsville, New Jersey
April 29, 2026



UNITED STATES TUNGSTEN, LLC
BALANCE SHEET
As of December 31, 2025
(Audited)

ASSETS

Current Assets

Cash and cash equivalents	$	2,500
Prepaid expense		55,296
Total Current Assets		**57,796**

Total Assets	$	**57,796**

LIABILITIES AND MEMBERS' EQUITY

Current Liabilities

Due to related party	$	194,178
Total Current Liabilities		**194,178**

Total Liabilities		**194,178**

Members' Equity

Members contributions		-
Retained Earnings/ (Accumulated deficit)		(136,382)
Total Members' Equity		**(136,382)**

Total Liabilities and Members' Equity	$	**57,796**

The accompanying footnotes are an integral part of these financial statements.

UNITED STATES TUNGSTEN, LLC
INCOME STATEMENT
For the Period from Inception (May 8, 2025) to December 31, 2025
(Audited)

Revenues	$	-
Operating Expenses		
Advertising and marketing		4,704
General and administrative		3,013
Professional services		128,665
Total Operating Expenses		**136,382**
Net Income (Loss)	$	**(136,382)**

The accompanying footnotes are an integral part of these financial statements.

UNITED STATES TUNGSTEN, LLC
STATEMENT OF CHANGES IN MEMBERS' EQUITY
For the Period from Inception (May 8, 2025) to December 31, 2025
(Audited)

	Members' Contributions	Retained Earnings/ (Accumulated Deficit)	Total Members' Equity
Beginning Balance as of date of inception (May 8, 2025)	$ -	$ -	$ -
Members' contributions	-	-	-
Net loss	-	(136,382)	(136,382)
Balance as of December 31, 2025	$ -	$ (136,382)	$ (136,382)

The accompanying footnotes are an integral part of these financial statements.

UNITED STATES TUNGSTEN, LLC
STATEMENT OF CASH FLOWS
For the Period from Inception (May 8, 2025) to December 31, 2025
(Audited)

Cash Flows from Operating Activities		
Net Income (Loss)	$	(136,382)
Changes in operating assets and liabilities:		
Prepaid expense		(55,296)
Due to related party		194,178
Net cash provided by (used in) operating activities		**2,500**
Cash Flows from Investing Activities		
Net cash used in investing activities		**-**
Cash Flows from Financing Activities		
Member contribution		-
Net cash used in financing activities		**-**
Net change in cash and cash equivalents		**2,500**
Cash and cash equivalents at beginning of year		-
Cash and cash equivalents at end of year	$	**2,500**
Supplemental information		
Interest paid	$	-
Income taxes paid	$	-

The accompanying footnotes are an integral part of these financial statements.

UNITED STATES TUNGSTEN, LLC
NOTES TO FINANCIAL STATEMENTS
FOR THE PERIOD FROM INCEPTION (MAY 8, 2025) TO DECEMBER 31, 2025
(AUDITED)

NOTE 1 – NATURE OF OPERATIONS

United States Tungsten Corp. (which may be referred to as the "Company," "we," "us," or "our") was incorporated in Delaware on May 8, 2025. On August 28, 2025, the Company filed a certificate of conversion with Delaware to amend its name to United States Tungsten, LLC and convert to a Delaware limited liability company.

The Company will be engaged in the business of chemical processing, specializing in the production, refinement, and distribution of high-purity chemical compounds and materials for industrial and commercial applications. The Company's headquarters is located in Wilmington, Delaware.

As of December 31, 2025, the Company had limited operations and will likely incur losses prior to generating positive retained earnings. These matters raise substantial concern about the Company's ability to continue as a going concern (see Note 8). During the next twelve months, the Company intends to fund its operations with funding from a crowdfunding campaign and funds from revenue-producing activities. If the Company cannot secure additional short-term capital, it may cease operations. These financial statements and related notes thereto do not include any adjustments that might result from these uncertainties.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accompanying financial statements have been prepared using the accrual method of accounting in conformity with accounting principles generally accepted in the United States of America ("US GAAP"). Any reference in these notes to applicable guidance is meant to refer to U.S. GAAP as found in the Accounting Standards Codification ("ASC") and Accounting Standards Updates ("ASU") of the Financial Accounting Standards Board ("FASB").

Fiscal Year-End

The Company's fiscal year ends on December 31st.

Use of Estimates

The preparation of the financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the amounts reported in the financial statements and the footnotes thereto. Actual results could differ from those estimates. It is reasonably possible that changes in estimates will occur in the near term.

Risks and Uncertainties

The Company has a limited operating history. The Company's business and operations are sensitive to general business and economic conditions in the United States. A host of factors beyond the Company's control could cause fluctuations in these conditions. Adverse conditions may include recession, downturn or otherwise, local competition or changes in consumer taste. These adverse conditions could affect the Company's financial condition and the results of its operations.

Cash and Cash Equivalents

UNITED STATES TUNGSTEN, LLC
NOTES TO FINANCIAL STATEMENTS
FOR THE PERIOD FROM INCEPTION (MAY 8, 2025) TO DECEMBER 31, 2025
(AUDITED)

The Company considers short-term, highly liquid investments with original maturities of three months or less at the time of purchase to be cash equivalents. As of December 31, 2025, the Company's cash and cash equivalents was $2,500.

Fair Value Measurements

Generally accepted accounting principles define fair value as the price that would be received to sell an asset or be paid to transfer a liability in an orderly transaction between market participants at the measurement date (exit price) and such principles also establish a fair value hierarchy that prioritizes the inputs used to measure fair value using the following definitions (from highest to lowest priority):

- Level 1 – Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities.

- Level 2 – Observable inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly, including quoted prices for similar assets and liabilities in active markets; quoted prices for identical or similar assets and liabilities in markets that are not active; or other inputs that are observable or can be corroborated by observable market data by correlation or other means.

- Level 3 – Prices or valuation techniques requiring inputs that are both significant to the fair value measurement and unobservable.

There were no assets or liabilities requiring fair value measurement as of December 31, 2025.

Revenue Recognition

The Company recognizes revenue when persuasive evidence of an arrangement exists, performance has occurred, the fee for the arrangement is fixed or determinable and collectability is reasonably assured. As of December 31, 2025, the Company had not begun recognizing sales.

Organizational Costs

In accordance with FASB ASC 720, organizational costs, including accounting fees, legal fee, and costs of incorporation, are expensed as incurred.

Recent Accounting Pronouncements

The FASB issues ASUs to amend the authoritative literature in ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

NOTE 3 – PREPAID EXPENSES

In 2025, the Company funded $60,000 to DealMaker's treasury account to support future paid media and paid partnership marketing activities. Of this amount, $4,704 was utilized during the year for marketing services performed, which has been recognized as "Advertising and marketing" in the income statement. The remaining $55,296 represents services not yet rendered as of year-end and is recorded as a "Prepaid expense" in the balance sheet. The balance will be expensed as the related marketing services are consumed in future periods.

UNITED STATES TUNGSTEN, LLC
NOTES TO FINANCIAL STATEMENTS
FOR THE PERIOD FROM INCEPTION (MAY 8, 2025) TO DECEMBER 31, 2025
(AUDITED)

NOTE 4 – RELATED PARTY TRANSACTIONS

In 2025, Waterfield Holdings, LLC, a related party by common management, paid various operating expenses such as professional fees, marketing, formation and crowdfunding-related costs on behalf of the Company. These payments totaled $194,179 and amount remained outstanding as of December 31, 2025.

NOTE 5 – INCOME TAX PROVISION

The Company has not yet incurred a year-end requiring it to file its income tax return. The Company is taxed as a C Corporation.

NOTE 6 – EQUITY

On September 26, 2025, the Company issued 133,333,333 membership units to United States Tungsten CF Corp, a Wyoming Corporation, making it the Company's sole member as of December 31, 2025.

NOTE 7 – COMMITMENTS AND CONTINGENCIES

These financial statements are prepared on a going concern basis. The Company's ability to continue is dependent upon management's plan to raise additional funds through a crowdfunding campaign, capital contributions from members and the ability to achieve profitable operations. The financial statements do not include any adjustments that might be necessary if the Company is not able to continue as a going concern.

NOTE 8 – GOING CONCERN

These financial statements are prepared on a going concern basis. The Company's ability to continue is dependent upon management's plan to raise additional funds through a crowdfunding campaign, capital contributions from members and the ability to achieve profitable operations. The financial statements do not include any adjustments that might be necessary if the Company is not able to continue as a going concern.

NOTE 9 – SUBSEQUENT EVENTS

Management's Evaluation

Management has evaluated subsequent events through April 29, 2026, the date the financial statements were available to be issued. Based on this evaluation, no additional material events were identified which require adjustment or disclosure in the financial statements.

Exhibit J

Audited Financial Statements of the Co-Issuer

United States Tungsten CF SPV, LLC

(a Delaware Limited Liability Company)

Audited Financial Statements

For the year ended December 31, 2025

Financial Statements

United States Tungsten CF SPV, LLC

Table of Contents




Independent Auditor's Report

April 29, 2026
To the Shareholders of United States Tungsten CF SPV, LLC
Miami Beach, Florida

Report on the Audit of the Financial Statements

Opinion

We have audited the financial statements of United States Tungsten CF SPV, LLC (the "Company"), which comprise the balance sheet as of December 31, 2025, and the related statements of income, changes in members' equity, and cash flows for the year then ended, and the related notes to the financial statements.

In our opinion, the accompanying financial statements present fairly, in all material respects, the financial position of United States Tungsten CF SPV, LLC as of December 31, 2025, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

Basis for Opinion

We conducted our audit in accordance with auditing standards generally accepted in the United States of America (GAAS). Our responsibilities under those standards are further described in the *Auditor's Responsibilities for the Audit of the Financial Statements* section of our report. We are independent of United States Tungsten CF SPV, LLC in accordance with the relevant ethical requirements relating to our audit and have fulfilled our other ethical responsibilities in accordance with these requirements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Responsibilities of Management for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company's ability to continue as a going concern for one year after the date the financial statements are issued.

Auditor's Responsibilities for the Audit of the Financial Statements

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor's report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with GAAS will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users made on the basis of these financial statements.

As part of an audit in accordance with GAAS, we:


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- Exercise professional judgment and maintain professional skepticism throughout the audit.
- Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements.
- Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, no such opinion is expressed.
- Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as the overall presentation of the financial statements.
- Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company's ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control–related matters that we identified during the audit.

Alice·CPA LLC

Alice.CPA LLC
Robbinsville, New Jersey
April 29, 2026



UNITED STATES TUNGSTEN CF SPV, LLC
BALANCE SHEET
As of December 31, 2025
(Audited)

ASSETS

Current Assets

Cash and cash equivalents	$	-
Total Current Assets		-

Total Assets	$	-

LIABILITIES AND MEMBERS' EQUITY

Current Liabilities

Accounts payable	$	-
Total Current Liabilities		-

Total Liabilities		-

Members' Equity

Members contributions		-
Retained Earnings/ (Accumulated deficit)		-
Total Members' Equity		-

Total Liabilities and Members' Equity	$	-

The accompanying footnotes are an integral part of these financial statements.

UNITED STATES TUNGSTEN CF SPV, LLC
INCOME STATEMENT
For the Period from Inception (August 12, 2025) to December 31, 2025
(Audited)

Revenues	$	-
Operating Expenses		
Advertising and marketing		-
General and administrative		-
Salaries and wages		-
Depreciation and amortization		-
Total Operating Expenses		-
Net Income (Loss)	$	-

The accompanying footnotes are an integral part of these financial statements.

UNITED STATES TUNGSTEN CF SPV, LLC
STATEMENT OF CHANGES IN MEMBERS' EQUITY
For the Period from Inception (August 12, 2025) to December 31, 2025
(Audited)

	Members' Contributions	Retained Earnings/ (Accumulated Deficit)	Total Members' Equity
Beginning Balance as of date of inception (August 12, 2025)	$ -	$ -	$ -
Members' contributions	-	-	-
Net loss	-	-	-
Balance as of December 31, 2025	$ -	$ -	$ -

The accompanying footnotes are an integral part of these financial statements.

UNITED STATES TUNGSTEN CF SPV, LLC
STATEMENT OF CASH FLOWS
For the Period from Inception (August 12, 2025) to December 31, 2025
(Audited)

Cash Flows from Operating Activities		
Net Income (Loss)	$	-
Adjustments to reconcile net income (loss) to net cash provided by operations:		
Depreciation and amortization		-
Changes in operating assets and liabilities:		
Accounts payable		-
Net cash provided by (used in) operating activities		-
Cash Flows from Investing Activities		
Net cash used in investing activities		-
Cash Flows from Financing Activities		
Member contribution		-
Net cash used in financing activities		-
Net change in cash and cash equivalents		-
Cash and cash equivalents at beginning of year		-
Cash and cash equivalents at end of year	$	-
Supplemental information		
Interest paid	$	-
Income taxes paid	$	-

The accompanying footnotes are an integral part of these financial statements.

UNITED STATES TUNGSTEN CF SPV, LLC
NOTES TO FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2025
(AUDITED)

NOTE 1 – NATURE OF OPERATIONS

United States Tungsten CF SPV, LLC (which may be referred to as the "Company," "we," "us," or "our"), Delaware Limited Liability Company, operates pursuant to a Company Agreement ("the Agreement") dated August 12, 2025. The Company was formed on August 12, 2025, with the intent of serving as the crowdfunding vehicle for United States Tungsten CF SPV, LLC.

The Company was formed to facilitate the investment in United States Tungsten CF SPV, LLC, a Delaware limited liability company ("Crowdfunding Issuer"), via a regulation crowdfunding offering. The general purpose of the Company is to acquire, hold, dispose of, and otherwise invest in non-voting Class B units of membership interest (the "Tungsten Units") of the Crowdfunding Issuer; to exercise all rights, powers, and privileges with respect to such securities of the Crowdfunding Issuer; to enter into, make, and perform all contracts in connection with its ownership of such securities of the Crowdfunding Issuer; and to engage in any other lawful activities which are related or incidental to the foregoing purposes.

All expenses incurred by the Company for the formation, operation, or winding up of the Company shall be paid by the Crowdfunding Issuer or the Crowdfunding Issuer shall reimburse the Company for any such expenses paid by the Company.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accompanying financial statements have been prepared using the accrual method of accounting in conformity with accounting principles generally accepted in the United States of America ("US GAAP"). Any reference in these notes to applicable guidance is meant to refer to U.S. GAAP as found in the Accounting Standards Codification ("ASC") and Accounting Standards Updates ("ASU") of the Financial Accounting Standards Board ("FASB").

Use of Estimates

The preparation of the financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the amounts reported in the financial statements and the footnotes thereto. Actual results could differ from those estimates. It is reasonably possible that changes in estimates will occur in the near term.

Risks and Uncertainties

The Company has a limited operating history. The Company's business and operations are sensitive to general business and economic conditions in the United States. A host of factors beyond the Company's control could cause fluctuations in these conditions. Adverse conditions may include recession, downturn or otherwise, local competition or changes in consumer taste. These adverse conditions could affect the Company's financial condition and the results of its operations.

Cash and Cash Equivalents

The Company considers short-term, highly liquid investments with original maturities of three months or less at the time of purchase to be cash equivalents. The Company does not yet have any bank accounts as of December 31, 2025.

UNITED STATES TUNGSTEN CF SPV, LLC
NOTES TO FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2025
(AUDITED)

Fair Value Measurements

Generally accepted accounting principles define fair value as the price that would be received to sell an asset or be paid to transfer a liability in an orderly transaction between market participants at the measurement date (exit price) and such principles also establish a fair value hierarchy that prioritizes the inputs used to measure fair value using the following definitions (from highest to lowest priority):

- Level 1 – Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities.

- Level 2 – Observable inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly, including quoted prices for similar assets and liabilities in active markets; quoted prices for identical or similar assets and liabilities in markets that are not active; or other inputs that are observable or can be corroborated by observable market data by correlation or other means.

- Level 3 – Prices or valuation techniques requiring inputs that are both significant to the fair value measurement and unobservable.

There were no assets or liabilities requiring fair value measurement as of December 31, 2025.

Organizational Costs

In accordance with FASB ASC 720, organizational costs, including accounting fees, legal fee, and costs of incorporation, are expensed as incurred.

Recent Accounting Pronouncements

The FASB issues ASUs to amend the authoritative literature in ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

NOTE 3 – DEBT AND RELATED PARTY TRANSACTIONS

As of December 31, 2025, the Company has no debt outstanding and has not initiated any related party transactions.

NOTE 4 – EQUITY

As of December 31, 2025, the Company has not yet received any investments.

NOTE 5 – COMMITMENTS AND CONTINGENCIES

The Company may be subject to pending legal proceedings and regulatory actions in the ordinary course of business. The results of such proceedings cannot be predicted with certainty, but the Company does not anticipate that the outcome, if any, arising out of any such matter will have a material adverse effect on its business, financial condition or results of operations.

NOTE 6 – GOING CONCERN

UNITED STATES TUNGSTEN CF SPV, LLC
NOTES TO FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2025
(AUDITED)

These financial statements are prepared on a going concern basis. The Company's ability to continue is dependent upon management's plan to raise additional funds through a crowdfunding campaign, capital contributions from members and the ability to achieve profitable operations. The financial statements do not include any adjustments that might be necessary if the Company is not able to continue as a going concern.

NOTE 7 – SUBSEQUENT EVENTS

Crowdfunding Offering

In 2026, the Company completed a capital raise pursuant to Regulation CF, in which it issued 24,698 units, including bonus shares, for gross proceeds of $249,610. The proceeds were received after year-end and therefore not reflected in the accompanying financial statements.

Management's Evaluation

Management has evaluated subsequent events through April 29, 2026, the date the financial statements were available to be issued. Based on this evaluation, no additional material events were identified which require adjustment or disclosure in the financial statements.